SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petróleo Brasileiro S.A. - Petrobras and subsidiaries Consolidated Financial Statements December 31, 2009, 2008 and 2007 with Report of Independent Registered Public Accounting Firm

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of PETRÓLEO BRASILEIRO S.A. - PETROBRAS and subsidiaries (‘the Company”) is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

The Company’s internal control over financial reporting is a process designed by, or under the supervision of, the Company’s Audit Committee, Chief Executive Officer, Chief Financial Officer and effected by the Company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. The Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission – COSO –. Based on that assessment management has concluded that as of December 31, 2009 the Company’s internal control over financial reporting is effective.

The Company’s internal control over financial reporting as of December 31, 2009 has been audited by KPMG Auditores Independentes, the Company’s independent registered public accounting firm, which opinion is stated in their report, dated March 24, 2009, included herein.

José Sergio Gabrielli de Azevedo	Almir Guilherme Barbassa
Chief Executive Officer	Chief Financial Officer
March 24, 2010	March 24, 2010

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Contents

	Report of Independent Registered Public Accounting Firm	4 - 5
	Consolidated Balance Sheets	6 - 7
	Consolidated Statements of Income	8 - 9
	Consolidated Statements of Cash Flows	10 - 11
	Consolidated Statements of Changes in Shareholders’ Equity	12 - 14

	Notes to the Consolidated Financial Statements

1.	The Company and its Operations	15
2.	Summary of Significant Accounting Policies	15
3.	Income Taxes	29
4.	Cash and Cash Equivalents	33
5.	Marketable Securities	34
6.	Accounts Receivable, Net	35
7.	Inventories	36
8.	Recoverable Taxes	37
9.	Property, Plant and Equipment, Net	38
10.	Investments in Non-Consolidated Companies and Other Investments	40
11.	Petroleum and Alcohol Account - Receivable from Federal Government	42
12.	Financings	43
13.	Financial Income (Expenses), Net	52
14.	Project Financings - (Variable Interest Entities - “VIE’s”)	53
15.	Capital Lease Obligations	60
16.	Employees’ Postretirement Benefits and Other Benefits	61
17.	Shareholders’ Equity	74
18.	Domestic and International Acquisitions	81
19.	Commitments and Contingencies	85
20.	Derivative Instruments, Hedging and Risk Management Activities	100
21.	Financial Instruments	110
22.	Segment Information	112
23.	Related Party Transactions	125
24.	Accounting for Suspended Exploratory Wells	128
25.	Subsequent Events	130

Supplementary Information on Oil and Gas Exploration and Production		133

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Petróleo Brasileiro S.A. - Petrobras

We have audited the accompanying consolidated balance sheets of Petróleo Brasileiro S.A. - Petrobras and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2009. We also have audited the Company’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statements presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Petróleo Brasileiro S.A. – Petrobras and subsidiaries as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, Petróleo Brasileiro S.A. - Petrobras and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in COSO.

/s/ KPMG Auditores Independentes

KPMG Auditores Independentes

Rio de Janeiro, Brazil
March 24, 2010

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2009 and 2008
Expressed in Millions of United States Dollars

	As of December 31,

	2009	2008

Assets

Current assets
Cash and cash equivalents (Note 4)	16,169	6,499
Marketable securities (Note 5)	72	124
Accounts receivable, net (Note 6)	8,115	6,613
Inventories (Note 7)	11,227	7,990
Deferred income taxes (Note 3)	660	500
Recoverable taxes (Note 8)	3,940	3,281
Advances to suppliers	1,026	626
Other current assets	1,435	1,125

	42,644	26,758

Property, plant and equipment, net (Note 9)	136,167	84,719

Investments in non-consolidated companies and other
investments (Note 10)	4,350	3,198

Non-current assets
Accounts receivable, net (Note 6)	1,946	923
Advances to suppliers	3,267	2,471
Petroleum and alcohol account - receivable from Federal
Government (Note 11)	469	346
Marketable securities (Note 5)	2,659	1,738
Restricted deposits for legal proceedings and guarantees
(Note 19 (a))	1,158	798
Recoverable taxes (Note 8)	5,462	3,095
Goodwill (Note 18)	139	118
Prepaid expenses	618	513
Other assets	1,391	1,018

	17,109	11,020

Total assets	200,270	125,695

See the accompanying notes to the consolidated financial statements.

	As of December 31,

	2009	2008

Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable	9,882	7,763
Current debt (Note 12)	8,553	5,888
Current portion of capital lease obligations (Note 15)	227	251
Income taxes payable	825	705
Taxes payable, other than income taxes	5,149	2,900
Payroll and related charges	2,118	1,398
Dividends and interest on capital payable (Note 17 (e))	1,340	3,652
Employees’ postretirement benefits obligation – Pension and
Health Care (Note 16 (a))	694	492
Contingencies (Note 19 (a))	31	23
Other payables and accruals	2,146	1,684

	30,965	24,756

Long-term liabilities
Long-term debt (Note 12)	48,149	20,640
Capital lease obligations (Note 15)	203	344
Employees’ postretirement benefits obligation - Pension and
Health Care (Note 16 (a))	10,963	5,787
Deferred income taxes (Note 3)	9,844	7,080
Provision for abandonment (Note 9 (a))	2,812	2,825
Contingencies (Note 19 (a))	469	356
Other liabilities	1,445	1,339

	73,885	38,371

Shareholders’ equity
Shares authorized and issued (Note 17 (a))
Preferred share – 2009 and 2008 – 3,700,729,396 shares	15,106	15,106
Common share – 2009 and 2008 -5,073,347,344 shares	21,088	21,088
Additional paid in capital	707	-
Capital reserve - fiscal incentive	296	221
Retained earnings
Appropriated	36,691	15,597
Unappropriated	15,062	25,889
Accumulated other comprehensive income
Cumulative translation adjustments	6,743	(15,846)
Postretirement benefit reserves adjustments net of tax ((US$848) and
US$19 for December 31, 2009 and 2008, respectively) - Pension cost
and Health Care cost (Note 16 (a))	(1,646)	37
Unrealized gains (losses) on available-for-sale securities, net of tax	24	(144)
Unrecognized loss on cash flow hedge, net of tax	(13)	(39)

Petrobras’ Shareholders’ equity	94,058	61,909

Noncontrolling interest	1,362	659

Total Equity	95,420	62,568

Total liabilities and shareholders’ equity	200,270	125,695

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
December 31, 2009, 2008 and 2007
Expressed in Millions of United States Dollars
(except number of shares and earnings per share)

	Year ended December 31,

	2009	2008	2007

Sales of products and services	115,892	146,529	112,425
Less:
Value-added and other taxes on sales and services	(20,909)	(25,046)	(20,668)
Contribution of Intervention in the Economic
Domain Charge – CIDE	(3,114)	(3,226)	(4,022)

Net operating revenues	91,869	118,257	87,735

Cost of Sales	(49,251)	(72,865)	(49,789)
Depreciation, depletion and amortization	(7,188)	(5,928)	(5,544)
Exploration, including exploratory dry holes	(1,702)	(1,775)	(1,423)
Impairment (Note 9 (b) and Note 18(a))	(319)	(519)	(271)
Selling, general and administrative expenses	(7,020)	(7,429)	(6,250)
Research and development expenses	(681)	(941)	(881)
Employee benefit expense for non-active participants	(719)	(841)	(990)
Other operating expenses	(3,120)	(2,665)	(2,136)

Total costs and expenses	(70,000)	(92,963)	(67,284)

Operating income	21,869	25,294	20,451

Equity in results of non-consolidated companies
(Note 10)	157	(21)	235
Financial income (Note 13)	1,899	1,641	1,550
Financial expenses (Note 13)	(1,295)	(848)	(677)
Monetary and exchange variation (Note 13)	(175)	1,584	(1,455)
Other taxes	(333)	(433)	(662)
Other expenses, net (Note 18 (d))	(61)	(225)	(143)

	192	1,698	(1,152)

Income before income taxes	22,061	26,992	19,299

See the accompanying notes to the consolidated financial statements.

	Year ended December 31,

	2009	2008	2007

Income tax expense (Note 3)
Current	(4,378)	(6,904)	(4,826)
Deferred	(860)	(2,355)	(1,062)

	(5,238)	(9,259)	(5,888)

Net income for the year	16,823	17,733	13,411

Plus/(Less): Net income attributable to
the noncontrolling interest	(1,319)	1,146	(273)

Net income for the year attributable to
Petrobras	15,504	18,879	13,138

Net income applicable to each class of shares
Common	8,965	10,916	7,597
Preferred	6,539	7,963	5,541

Net income for the year attributable to
Petrobras	15,504	18,879	13,138

Basic and diluted earnings per: (Note 17 (e))
Common and preferred share	1.77	2.15	1.50(*)
Common and preferred ADS	3.54	4.30	3.00(*)

Weighted average number of shares
outstanding
Common	5,073,347,344	5,073,347,344	5,073,347,344(*)
Preferred	3,700,729,396	3,700,729,396	3,700,729,396 (*)

(*) Considers effect of 2 for 1 stock split that occurred on April 25, 2008 (see Note 17(a)).

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. -PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
December 31, 2009, 2008 and 2007
Expressed in Millions of United States Dollars

	Year ended December 31,

	2009	2008	2007

Cash flows from operating activities
Net income for the year	16,823	17,733	13,411

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	7,188	5,928	5,544
Dry hole costs	1,251	808	549
Equity in the results of non-consolidated companies	(157)	21	(235)
Foreign exchange (gain)/loss	(1,051)	2,211	641
Impairment	319	519	271
Deferred income taxes	860	2,355	1,062
Other	(9)	617	394

Working capital adjustments:
Decrease (increase) in accounts receivable, net	(777)	(1,098)	(245)
Decrease (increase) in inventories	(672)	(568)	(1,619)
Increase in trade accounts payable	206	2,246	1,709
Increase in taxes payable	1,086	(207)	460
Advances to suppliers	(428)	(1,684)	787
Recoverable taxes	(882)	(1,431)	(1,132)
Increase (decrease) in other working capital adjustments	1,163	770	1,067

Net cash provided by operating activities	24,920	28,220	22,664

Cash flows from investing activities
Additions to property, plant and equipment	(35,134)	(29,874)	(20,978)
Acquisition of Suzano and Ipiranga	-	-	(1,551)
Marketable securities and other investments activities	14	408	(1,497)

Net cash used in investing activities	(35,120)	(29,466)	(24,026)

Cash flows from financing activities
Net borrowing under line-of-credit agreement	1,100	-	-
Short-term debt, net issuances and repayments	1,286	380	(6)
Proceeds from issuance and draw-down of long-term debt	26,616	9,570	2,980
Principal payments of long-term debt	(3,002)	(4,655)	(3,561)
Proceeds of project financings	729	5,479	1,568
Payments of project financings	(1,809)	(3,124)	(2,599)
Payment of capital lease obligations	(273)	(125)	(367)
Dividends and interest on shareholders’ equity paid to
shareholders and minority interest	(7,712)	(4,747)	(4,003)

Net cash used in financing activities	16,935	2,778	(5,988)

Increase (Decrease) in cash and cash equivalents	6,735	1,532	(7,350)
Effect of exchange rate changes on cash and cash
equivalents	2,935	(2,020)	1,649
Cash and cash equivalents at beginning of year	6,499	6,987	12,688

Cash and cash equivalents at end of year	16,169	6,499	6,987

See the accompanying notes to the consolidated financial statements.

	Year ended December 31,

	2009	2008	2007

Supplemental cash flow information:
Cash paid during the period for
Interest, net of amount capitalized	3,059	2,304	1,639
Income taxes	4,929	6,271	4,430
Withholding income tax on financial investments	2,224	1,176	1,007

Non-cash investment and financing transactions during the year
Recognition of asset retirement obligation – ASC Topic 410-20	(423)	75	1,728
Acquisitition of property, plant and equipment on credit	70	-	-
Acquisition of fixed assets on contract with transfer of benefits,
risks and control of assets	63	6	-

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. -PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
December 31, 2009, 2008 and 2007
Expressed in Millions of United States Dollars (except per share amounts)

	Year ended December 31,

	2009	2008	2007

Preferred shares
Balance at January 1,	15,106	8,620	7,718
Capital increase from undistributed earnings reserve (Note 17(a))	-	6,235	902
Capital increase from capital reserve (Note 17 (a))	-	251	-

Balance at December 31,	15,106	15,106	8,620

Common shares
Balance at January 1,	21,088	12,196	10,959
Capital increase from undistributed earnings reserve (Note 17 (a))	-	8,547	1,237
Capital increase from capital reserve (Note 17 (a))	-	345	-

Balance at December 31,	21,088	21,088	12,196

Additional paid in capital

Balance at January 1,	-	-	-
Transfer from noncontrolling interest	707	-	-

Balance at December 31,	707	-	-

Capital reserve - fiscal incentive
Balance at January 1,	221	877	174
Capital increase	-	(596)	-
Transfer from unappropriated retained earnings	75	(60)	703

Balance at December 31,	296	221	877

Accumulated other comprehensive loss
Cumulative translation adjustments
Balance at January 1,	(15,846)	4,155	(6,202)
Change in the year	22,589	(20,001)	10,357

Balance at December 31,	6,743	(15,846)	4,155

Postretirement benefit reserves adjustments net of tax -
Pension cost and Health Care cost
Balance at January 1,	37	(2,472)	(3,039)
Other decreases (increases)	(2,550)	3,801	860
Tax effect on above	867	(1,292)	(293)

Balance at December 31,	(1,646)	37	(2,472)

Unrecognized gains (losses) on available-for-sale securities, net of tax
Balance at January 1,	(144)	331	446
Unrealized gains (losses)	255	(490)	(174)
Realized gains	-	(229)	-
Tax effect on above	(87)	244	59

Balance at December 31,	24	(144)	331

See the accompanying notes to the consolidated financial statements.

	Year ended December 31,

	2009	2008	2007

Unrecognized loss on cash flow hedge, net of tax
Balance at January 1	(39)	(9)	(2)
Unrealized losses	-	-	-
Tax effect on above	-	-	-
Change in the year	26	(30)	(7)

Balance at December 31,	(13)	(39)	(9)

Appropriated retained earnings
Legal reserve
Balance at January 1,	3,257	4,297	3,045
Transfer from unappropriated retained earnings, net of gain
or loss on translation	2,162	(1,040)	1,252

Balance at December 31,	5,419	3,257	4,297

Undistributed earnings reserve
Balance at January 1,	12,123	30,280	20,074
Capital increase	-	(14,782)	(1,647)
Transfer from unappropriated retained earnings, net of gain or
loss on translation	18,632	(3,375)	11,853

Balance at December 31,	30,755	12,123	30,280

Statutory reserve
Balance at January 1,	216	286	585
Capital increase	-	-	(492)
Transfer from unappropriated retained earnings, net of gain or	301	(69)	193
loss on translation

Balance at December 31,	517	217	286

Total appropriated retained earnings	36,691	15,597	34,863

Unappropriated retained earnings
Balance at January 1,	25,889	6,618	10,541
Net income for the year attributable to Petrobras	15,504	18,879	13,138
Dividends and interest on shareholders’ equity (per share: 2009 –
US$0.59 to common and preferred shares; 2008 - US$0.47 to
common and preferred share; 2007 - US$0.35 (*) to common
and preferred shares)	(5,161)	(4,152)	(3,060)
Appropriation to reserves of tax incentives	(75)	-	-
Appropriation to reserves	(21,095)	4,544	(14,001)

Balance at December 31,	15,062	25,889	6,618

Total Petrobras’ shareholders’ equity	94,058	61,909	65,179

	Year ended December 31,

	2009	2008	2007

Noncontrolling interest
Balance at January 1,	659	2,332	1,966
Net income for the period	1,319	(1,146)	273
Dividends and interest on shareholders’s equity paid	-	(358)	(143)
Transfer to additional paid in capital	(707)	-	-
Other increases (decreases)	91	(169)	236

Balance at December 31,	1,362	659	2,332

Total equity	95,420	62,568	67,511

Comprehensive income (loss) is comprised as follows:
Net income for the year	16,823	17,733	13,411
Cumulative translation adjustments	22,589	(20,001)	10,357
Postretirements benefit reserves adjustments net of tax -
Pension cost and Health Care cost	(1,683)	2,509	567
Unrealized gains (losses) on available-for-sale securities	168	(475)	(115)
Unrecognized gains (losses) on cash flow hedge	26	(30)	(9)

Total comprehensive income	37,923	(264)	24,211

Less: Net comprehensive income attributable to
noncontrolling interest	(1,410)	1,315	(509)
Comprehensive income attributable to Petrobras	36,513	1,051	23,702

(*) Considers effect of 2 for 1 stock split that occurred on April 25, 2008 (see Note 17(a)).

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. -PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Millions of United States Dollars
(except when specifically indicated)

1. The Company and its Operations

Petróleo Brasileiro S.A. - Petrobras is Brazil’s national oil company and, directly or through its subsidiaries (collectively, “Petrobras” or the “Company”), is engaged in the exploration, exploitation and production of oil from reservoir wells, shale and other rocks, and in the refining, processing, trade and transport of oil and oil products, natural gas and other fluid hydrocarbons, in addition to other energy related activities. Additionally, Petrobras may promote the research, development, production, transport, distribution and marketing of all sectors of energy, as well as other related or similar activities.

2. Summary of Significant Accounting Policies

In preparing these consolidated financial statements, the Company has followed accounting policies that are in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of these financial statements requires the use of estimates and assumptions that affect the assets, liabilities, revenues and expenses reported in the financial statements, as well as amounts included in the notes thereto.

Estimates adopted by management include: oil and gas reserves, pension and health care liabilities, depreciation, depletion and amortization, abandonment costs, fair value of financial instruments, contingencies and income taxes. While the Company uses its best estimates and judgments, actual results could differ from those estimates as future confirming events occur.

Certain prior years amounts have been reclassified to conform to current year presentation standards. These reclassifications are not significant to the consolidated financial statements and had no impact on the Company’s net income.

Events subsequent to December 31, 2009 were evaluated until the time of the Form 6-K filing with the Securities and Exchange Commission. Refer to Note 2 (n) for discussion of Codification Topic 855, Subsequent Events.

2. Summary of Significant Accounting Policies (Continued)

a) Basis of financial statements preparation

The accompanying consolidated financial statements of Petróleo Brasileiro S.A. - Petrobras (the Company) have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and the rules and regulations of the Securities and Exchange Commission (SEC). U.S. GAAP differs in certain respects from Brazilian accounting practice as applied by Petrobras in its statutory financial statements prepared in accordance with Brazilian Corporate Law and regulations promulgated by the Brazilian Securities and Exchange Commission (CVM).

The U.S. dollar amounts for the years presented have been translated from the Brazilian Real amounts in accordance Accounting Standard Codification – ASC Topic 830 – Foreign Currency Matters as applicable to entities operating in non-hyperinflationary economies. Transactions occurring in foreign currencies are first remeasured to the Brazilian Real and then translated to the U.S. dollar, with remeasurement gains and losses being recognized in the statements of income. While Petrobras has selected the U.S. Dollar as its reporting currency, the functional currency of Petrobras and all Brazilian subsidiaries is the Brazilian Real. The functional currency of Petrobras International Finance Company – PifCo and some subsidiaries and certain of the special purpose companies that operate in the international economic environment is the U.S. dollar, and the functional currency of Petrobras Argentina is the Argentine Peso.

The Company has translated all assets and liabilities into U.S. dollars at the current exchange rate (R$1.741 and R$2.337 to US$1.00 at December 31, 2009 and 2008, respectively), and all accounts in the statements of income and cash flows (including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency) at the average rates prevailing during the year. The net translation gain in the amount of US$22,589 in 2009 (net translation loss in 2008 - US$20,001 and net translation gain in 2007 - US$10,357) resulting from this remeasurement process was excluded from income and presented as a cumulative translation adjustment (“CTA”) within “Accumulated other comprehensive income” in the consolidated statements of changes in shareholders’ equity.

b) Basis of consolidation

The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries in which (a) the Company directly or indirectly has either a majority of the equity of the subsidiary or otherwise has management control, or (b) the Company has determined itself to be the primary beneficiary of a variable interest entity in accordance with Codification Topic 810-10-25 (“Variable Interest Entities”).

2. Summary of Significant Accounting Policies (Continued)

b) Basis of consolidation (Continued)

The following majority-owned subsidiaries and variable interest entities are consolidated:

Subsidiary companies	Activity

Petrobras Química S.A. - Petroquisa and subsidiaries	Petrochemical
Petrobras Distribuidora S.A. - BR and subsidiaries	Distribution
Braspetro Oil Services Company - Brasoil and subsidiaries	International operations
Braspetro Oil Company - BOC and subsidiaries	International operations
Petrobras International Braspetro B.V. - PIBBV and subsidiaries	International operations
Petrobras Gás S.A. - Gaspetro and subsidiaries	Gas transportation
Petrobras International Finance Company - PifCo and subsidiaries	Financing
Petrobras Transporte S.A. - Transpetro and subsidiary	Transportation
Downstream Participações Ltda. and subsidiary	Refining and distribution
Petrobras Netherlands BV - PNBV and subsidiaries	Exploration and Production
Petrobras Comercializadora de Energia Ltda. - PBEN	Energy
Petrobras Negócios Eletrônicos S.A. - E-Petro and subsidiary	Corporate
5283 Participações Ltda.	Corporate
Fundo de Investimento Imobiliário RB Logística - FII	Corporate
FAFEN Energia S.A. and subsidiary	Energy
Baixada Santista Energia Ltda.	Energy
Sociedade Fluminense de Energia Ltda. - SFE	Energy
Termoaçu S.A.	Energy
Termobahia S.A.	Energy
Termoceará Ltda.	Energy
Termorio S.A.	Energy
Termomacaé Ltda.	Energy
Termomacaé Comercializadora de Energia Ltda.	Energy
Ibiritermo S.A.	Energy
Usina Termelétrica de Juiz de Fora S.A.	Energy
Petrobras Biocombustível S.A.	Energy
Marlim Participações S.A. and subsidiary	Exploration and Production
NovaMarlim Participações S.A. and subsidiary	Exploration and Production
Companhia Locadora de Equipamentos Petrolíferos S.A. – CLEP	Exploration and Production
Comperj Participações S.A.	Petrochemical
Comperj Petroquímicos Básicos S.A.	Petrochemical
Comperj PET S.A.	Petrochemical
Comperj Estirênicos S.A.	Petrochemical
Comperj MEG S.A.	Petrochemical
Comperj Poliolefinas S.A.	Petrochemical
Refinaria Abreu e Lima S.A.	Refining
Cordoba Financial Services Gmbh – CFS and subsidiary	Corporate

2. Summary of Significant Accounting Policies (Continued) b) Basis of consolidation (Continued)

Special purpose entities consolidated according to ASC TOPIC 810- 10-25	Activity

Albacora Japão Petróleo Ltda.	Exploration and Production
Barracuda & Caratinga Leasing Company B.V.	Exploration and Production
Cayman Cabiunas Investments Co.	Exploration and Production
Companhia de Desenvolvimento e Modernização de Plantas Industriais
- CDMPI	Refining
PDET Offshore S.A.	Exploration and Production
Companhia de Recuperação Secundária S.A.	Exploration and Production
Nova Transportadora do Nordeste S.A. – NTN	Transportation
Nova Transportadora do Sudeste S.A. - NTS	Transportation
Gasene Participações Ltda.	Transportation
Manaus Geração Termelétrica Participações Ltda.	Energy
Codajás Coari Participações Ltda.	Transportation
Charter Development LLC- CDC	Exploration and Production
Companhia Mexilhão do Brasil	Exploration and Production
Fundo de Investimento em Direitos Creditórios não-padronizados do
Sistema Petrobras (1)	Corporate

(1) At December 31, 2009, the Company had amounts invested in the Petrobras Group’s NonStandardized Credit Rights Investment Fund (Fundo de Investimento em Direitos Creditórios não-padronizados do Sistema Petrobras - “FIDC-NP”). This investment fund is predominantly intended for acquiring credit rights, performed and/or non-performed, in the Petrobras System companies, and aims to optimize the Company’s cash management.

2. Summary of Significant Accounting Policies (Continued)

c) Cash and cash equivalents

Cash and cash equivalents consist of highly liquid investments that are readily convertible into cash and have an original maturity of three months or less at date of acquisition.

d) Marketable securities

Marketable securities have been classified by the Company as available-for-sale, held-to-maturity or trading based upon intended management’s strategies with respect to such securities. The Company classifies and accounts for marketable securities under ASC Topic 320 - Investments.

Trading securities are marked-to-market through current period earnings.

Available-for-sale securities are marked-to-market through other comprehensive income.

Held-to-maturity securities are recorded at amortized cost.

The interest and monetary restatement of the securities are recorded in the statement of income. There were no material transfers between categories.

e) Inventories

Inventories are stated as follows:

• Raw material comprises mainly the stocks of petroleum, which are stated at the average value of the importing and production costs, adjusted, when applicable, to their realization value;

• Oil products and fuel alcohol are stated, respectively, at average refining and purchase cost, adjusted when applicable to their realizable value;

• Materials and supplies are stated at average purchase cost, not exceeding replacement value and imports in transit are stated at identified cost.

f) Investments in non-consolidated companies

The Company uses the equity method of accounting for all long-term investments for which it owns between 20% and 50% of the investee’s outstanding voting stock or has the ability to exercise significant influence over operating and financial policies of the investee without controlling it. The equity method requires periodic adjustments to the investment account to recognize the Company’s proportionate share in the investee’s results, reduced by receipt of investee’s dividends.

2. Summary of Significant Accounting Policies (Continued)

g) Property, plant and equipment

• Costs incurred in oil and gas producing activities

The costs incurred in connection with the exploration, development and production of oil and gas are recorded in accordance with the “successful efforts” method. This method requires that costs the Company incurs in connection with the drilling of developmental wells and facilities in proved reserve production areas and successful exploratory wells be capitalized. In addition, costs the Company incurs in connection with geological and geophysical activities are charged to the statements of income in the year incurred, and the costs relating to exploratory dry wells on unproved reserve properties are charged to the statements of income when determined as dry or uneconomical.

• Capitalized costs

The capitalized costs are depreciated based on the unit-of-production method using proved developed reserves. These reserves are estimated by the Company’s geologists and petroleum engineers in accordance with SEC standards and are reviewed annually, or more frequently when there are indications of significant changes.

• Property acquisition costs

Costs of acquiring developed or undeveloped leaseholds including lease bonus, brokerage, and other fees are capitalized. The costs of undeveloped properties that become productive are transferred to a producing property account.

• Exploratory costs

Exploratory wells that find oil and gas in an area requiring a major capital expenditure before production begins are evaluated annually to assure that commercial quantities of reserves have been found or that additional exploration work is underway or planned. Exploratory costs related to areas where commercial quantities have been found are capitalized, and exploratory costs where additional work is underway or planned continue to be capitalized pending final evaluation. Exploratory well costs not meeting either of these tests are charged to expense. All other exploratory costs (including geological and geophysical costs) are expensed as incurred. Exploratory dry holes are expensed.

2. Summary of Significant Accounting Policies (Continued)

g) Property, plant and equipment (Continued)

• Development costs

Costs of development wells including wells, platforms, well equipment and attendant production facilities are capitalized.

• Production costs

Costs incurred with producing wells are recorded as inventories and are expensed when the products are sold.

• Abandonment costs

The Company makes its annual reviews and revision of its estimated costs associated with well abandonment and the demobilization of oil and gas production areas, considering new information about date of expected abandonment and revised cost estimates to abandon. The changes in estimated asset retirement obligation are principally related to the commercial declaration of new fields, certain changes in cost estimates, and revisions to abandonment information provided for non-operated joint ventures, considering the useful economic life of the fields and the expected cash flows, to present value, at a rate of interest free of risks, adjusted by the Petrobras risk.

• Depreciation, depletion and amortization

Depreciation, depletion and amortization of leasehold costs of producing properties are recorded using the unit-of-production method applied on a field by field basis as a ratio of proved developed reserves. Production platform under capital lease which is not tied to the respective wells, are depreciated on a straight-line basis over the estimated useful lives of the platforms. Depreciation, depletion and amortization of all other capitalized costs (both tangible and intangible) of proved oil and gas producing properties is recorded using the unit-of-production method applied on a field by field basis as a ratio of proved developed reserves produced. The straight-line method is used for assets with a useful life shorter than the life of the field.

2. Summary of Significant Accounting Policies (Continued)

g) Property, plant and equipment (Continued)

• Depreciation, depletion and amortization (Continued)

Other plant and equipment are depreciated on a straight line basis over their estimated useful lives.

• Impairment

In accordance with Codification Topic 360-10, management reviews long-lived assets, primarily property, plant and equipment to be used in the business and capitalized costs relating to oil and gas producing activities, whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the bases of undiscounted future cash flows. The reviews are carried out at the lowest level of assets to which the Company is able to attribute identifiable future cash flows. The net book value of the underlying assets is adjusted to their fair value using a discounted future cash flows model, if the sum of the expected undiscounted future cash flows is less than the book value.

The main assumptions of cash flows are: prices based on last strategic plan presented, production curves associated to existent projects comprising the Company’s portfolio, operating market costs and investments needed for projects conclusion.

• Maintenance and repairs

Maintenance and repairs, that do not embody significant improvements, are expensed as incurred, as well as planned major maintenances. Expenditures which appreciably extend the life, increase the capacity, or improve the efficiency of existing property are capitalized.

• Capitalized interest

Interest is capitalized in accordance with Codification Topic 835-20 - Capitalization of Interest Cost. Interest is capitalized on specific projects when a construction process involves considerable time and involves major capital expenditures. Capitalized interest is allocated to property, plant and equipment and amortized over the estimated useful lives or unit-of-production method of the related assets. Interest is capitalized at the Company’s weighted average cost of borrowings.

2. Summary of Significant Accounting Policies (Continued)

h) Revenues, costs and expenses

Revenue from sales of crude oil and oil products, petrochemical products, natural gas and other related products is recognized when title passes to the customer, because at that time the amount can be reasonably measured, collectibility is reasonably assured, persuasive evidence of an arrangement exists, the seller’s price to the buyer is fixed or determinable and the significant risks and rewards of ownership have been transferred. Title is transferred to the customer when delivery occurs pursuant to the terms of the sales contracts. Revenues from the production of natural gas properties in which Petrobras has an interest with other producers are recognized based on the actual volumes sold during the period. Subsequent adjustments to revenues based on production sharing agreements or volumetric delivery differences are not significant. Costs and expenses are accounted for on an accrual basis.

i) Income taxes

The Company accounts for income taxes in accordance with Codification Topic 740 - Accounting for Income, which requires an asset and liability approach to recording current and deferred taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company records the tax benefit of all net operating losses as a deferred tax asset and recognizes a valuation allowance for any part of this benefit which management believes will not be recovered against future taxable income using a “more likely than not” criterion.

In accordance with Codification Topic 740-10, the Company recognizes the effect of an income tax position only if that position is more likely that not of being sustained upon examination, based on technical merits of the position. A recognized income tax position is measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgement occurs. The Company records interests and penalties related to unrecognized tax benefits in “Other expenses”.

2. Summary of Significant Accounting Policies (Continued)

j) Employees’ postretirement benefits

The Company sponsors a contributory defined-benefit pension plan covering substantially all of its employees, which is accounted and disclosured for by the Company in accordance with Codification Topic 715 – Compensation-Retirement Benefits.

In addition, the Company provides certain health care benefits for retired employees and their dependents. The cost of such benefits is recognized in accordance with Codification Topic 715 – Compensation-Retirement Benefits.

The Company also contributes to the Brazilian pension and government sponsored pensions of international subsidiaries, social security and redundancy plans at rates based on payroll, and such contributions are expensed as incurred. Further indemnities may be payable upon involuntary severance of employees but, based on current operating plans, management does not believe that any amounts payable under this plan will be significant.

k) Earnings per share

Earnings per share are computed using the two-class method, which is an earnings allocation formula that determines earnings per share for both preferred shares, which are participating securities and common shares as if all of the net income for each year had been distributed in accordance with a predetermined formula described in Note 17(e).

l) Accounting for derivatives and hedging activities

The Company applies Codification Topic 815 – Derivatives and Hedging, together with its amendments and interpretations, referred to collectively herein as “ASC 815”. These rules require that all derivative instruments be recorded in the balance sheet of the Company as either an asset or a liability and measured at fair value. ASC 815 requires that changes in the derivative’s fair value be recognized in the income statement unless specific hedge accounting criteria are met; and the Company designates. For derivatives designated as accounting hedges, fair value adjustments are recorded either in the income statements or “Accumulated other comprehensive income”, a component of shareholders’ equity, depending upon the type of accounting hedge and the degree of hedge effectiveness.

2. Summary of Significant Accounting Policies (Continued)

l) Accounting for derivatives and hedging activities (Continued)

The Company uses derivative financial instruments, not designated as hedge accounting, to mitigate the risk of unfavorable price movements for crude oil purchases. These instruments are marked-to-market with the associated gains or losses recognized as “Financial income” or “Financial expenses”.

The Company may also use non-hedging derivatives to mitigate the risk of unfavorable exchange-rate movements on its foreign currency-denominated funding. Gains and losses from changes in the fair value of these contracts are recognized as “Financial income” or “Financial expenses”.

The Company may also use hedging derivatives to protect exchange of interest rates in different currencies. These hedging derivatives used as well as the risk being hedged are accounted for a cash flow model. Under this model, the gains and losses associated with the derivative instruments are deferred and recorded in “Accumulated other comprehensive income” until such time as the hedged transaction impacts earnings, with the exception of any hedge ineffectiveness; which is recorded directly in the statements of income.

m) Recently issued accounting pronouncements

• Transfers and Servicing (ASC 860), Accounting for Transfers of Financial Assets (ASU 2009-16)

The FASB issued ASU 2009-16 in December 2009. This standard removes the concept of a Qualifying Special Purpose Entity (“QSPE”) and the exception for QSPE consolidation and clarifies the requirements for financial asset transfers eligible for sale accounting. ASU 2009-17 is effective for the Company in January 1, 2010, and is not expected to have a material impact on the Company’s results of operations, financial position or liquidity.

• Consolidation (ASC 810), Improvements to Financial Reporting by Enterprises Involved With Variable Interest Entities (ASU 2009-17)

The FASB issued ASU 2009-17 in December 2009. This standard became effective for the Company January 1, 2010. ASU 2009-17 requires the enterprise to qualitatively assess if it is the primary beneficiary of a variable-interest entity (“VIE”), and, if so, the VIE must be consolidated. Additionally, this Statement requires continuous assessments of whether an enterprise is the primary beneficiary of a VIE. ASU 2009-17 is effective for the Company in January, 2010, and is not expected to have a material impact on the Company’s results of operations, financial position or liquidity.

2. Summary of Significant Accounting Policies (Continued)

n) Recently adopted accounting pronouncements

• Codification

The Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2009-01 in June 2009. This Update, also issued as FASB Statement of Financial Accounting Standards (SFAS) No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles,” is effective for financial statements issued after September 15, 2009. Update 2009-01 requires that the FASB’s Accounting Standards Codification (ASC) become the sole source of authoritative U.S. generally accepted accounting principles recognized by the FASB for nongovernmental entities. The Codification is meant to simplify user access to all authoritative GAAP by reorganizing GAAP pronouncements into roughly 90 accounting topics within a consistent structure. All previous level (a)-(d) US GAAP standards issued by a standard setter are superseded. Level (a)-(d) US GAAP refers to the previous accounting hierarchy. All other accounting literature not included in the Codification is nonauthoritative. Following this Statement, the Board will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates. The Board will not consider Accounting Standards Updates as authoritative in their own right. Accounting Standards Updates will serve only to update the Codification. Petrobras adopted this Update effective July 1, 2009.

• FASB Statement No. 141 (revised 2007), Business Combinations (“SFAS 141-R”)

In December 2007, the FASB issued SFAS 141-R, which was subsequently amended by FASB Staff Position (FSP) FAS 141 (R)-1 in April 2009. SFAS 141-R apllies prospectively to all business combinations ocurring on or after January, 2009. This Statement was codified into FASB ASC Topic 805, “Business combinations”. This statement requires the acquiring entity in a business combination to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date to be measured at their respective fair values. Topic 805 changes the accounting treatment for the following items: acquisition-related costs and restructuring costs to be generally expensed when incurred; in-process research and development to be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition to be generally recognized in income tax expense. Topic 805 also includes a substantial number of new disclosures requirements. There was no impact to the Company’s consolidated financial statements from the implementation of this Topic.

2. Summary of Significant Accounting Policies (Continued)

n) Recently adopted accounting pronouncements (Continued)

• FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“SFAS 160”)

In December 2007, the FASB issued SFAS 160, which establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement was codified into Topic 810, “Consolidation”. Topic 810 was implemented on January 1, 2009. As a result of the implementation, the Company reclassified on December 31, 2009, noncontrolling interest (minority interest) of US$1,362 as equity in the consolidated financial statements, and net income of US$1,319 attributable to the noncontrolling interest was included in consolidated net income on the face of the income statement.

• FASB Statement No. 157, Fair Value Measurements (“SFAS 157”)

Effective January 1, 2009, the Company implemented SFAS No 157, “Fair Value Measurements” for nonfinancial assets and nonfinancial liabilities measured at fair value, except those that are recognized or disclosed on a recurring basis (at least annually). This Statement was codified into Topic ASC 820 “Fair Value Measurement and Disclosures”. There was no impact to the Company’s consolidated financial statements from the implementation of this Topic for nonfinancial assets and liabilities, other than additional disclosures that have been incorporated into Note 21 of these financial statements.

• FASB Staff Position (FSP) No. 132(R)-1, Employers’ Disclosures about Postretirement Benefit Plan Assets (“(FSP) No. 132(R)-1”)

In December 2008, the FASB issued (FSP) No. 132(R)-1, which amends SFAS 132(R) and was codified into FASB ASC Topic 715 Compensation—Retirement Benefits. This orientation provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. This FSP requires disclosures about: (a) Investment Policies and Strategies; (b) Categories of Plan Assets; (c) Fair Value Measurements of Plan Assets; and (d) Significant Concentrations of Risk. Effective December 31, 2009, the Company adopted this FSP. There was no impact to the Company’s consolidated financial statements from the implementation of this Topic, other than additional disclosures that have been incorporated into Note 16 (b).

2. Summary of Significant Accounting Policies (Continued)

n) Recently adopted accounting pronouncements (Continued)

• FASB Statement No. 165, Subsequent Events (“SFAS 165”)

Effective April 1, 2009, the Company adopted SFAS 165, “Subsequent Events.” This Statement was codified into FASB ASC Topic 855, “Subsequent Events”. Topic 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Topic 855 did not change significantly the current practice previously provided in auditing literature, except for introducing the concept of financial statements being available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. This Statement is not expected to result in any significant changes in the subsequent events reported by the Company. Refer to Note 2 for the Topic 855 related disclosure for the year ended December 31, 2009.

• Oil and gas reserves estimation and disclosure

The Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-03 in January 2010. The objective of the amendment included in this Update is to align the oil and gas reserve estimation and disclosure requirements of the Extractive Activities - Oil and Gas (Topic 932) with the requirements in the Securities and Exchange Commission final rule, Modernization of the Oil and Gas Reporting Requirements. The main provisions of the ASU No. 2010-03 include the following:

• Expanding the definition of oil and gas production activities to include nontraditional reserves, such as bitumen.

• Amending the definition of proved oil and gas reserves to indicate that entities must use average of the first-day-of-the-month for the 12-month period, rather than year end price when estimating whether reserve quantities are economical to produce.

• Requiring that disclosures about equity method investments be in the same level of detail as is required for consolidated investments.

• Modifying the definition of geographic area for disclosure of reserve estimates and production.

• Permitting the use of new reliable technologies to establish reasonable certainty of proved reserves.

As required be the ASU No. 2010-03, the Company effectively adopted it in December 31, 2009. Adoption of these requirements did not significantly impact the Company’s reported reserves or our consolidated financial statements.

3. Income Taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal income tax. The statutory enacted tax rates for income tax and social contribution have been 25% and 9%, respectively for the years ended December 31, 2009, 2008 and 2007.

The Company’s taxable income is substantially generated in Brazil and therefore subject to the Brazilian statutory tax rate.

The following table reconciles the tax calculated based upon the Brazilian statutory tax rate of 34% to the income tax expense recorded in these consolidated statements of income.

	Year ended December 31,

	2009	2008	2007

Income before income taxes and minority interest:
Brazil	20,770	28,080	19,431
International	1,291	(1,088)	(132)

	22,061	26,992	19,299

Tax expense at statutory rate- (34%)	(7,501)	(9,177)	(6,562)
Adjustments to derive effective tax rate:
Non-deductible postretirement and health-benefits	(148)	(254)	(315)
Change in valuation allowance	(98)	(1,004)	(575)
Foreign income subject to different tax rates	556	25	(199)
Tax incentive (1)	167	219	712
Equity	114	(7)	82
Tax benefit on interest on shareholders’equity (see Note 17 (e))	1,331	995	998
Technological Innovations	134	162	81
Goodwill Impairment (see Note 18 (a))	-	(76)	-
Other	207	(142)	(110)

Income tax expense per consolidated statement of income	(5,238)	(9,259)	(5,888)

(1) On May 10, 2007, the Brazilian Federal Revenue Office recognized Petrobras’ right to deduct certain tax incentives from income tax payable, covering the tax years of 2006 until 2015. During the year ended December 31, 2009, Petrobras recognized a tax benefit in the amount of US$167 (US$219 on December 31, 2008 and US$712 on December 31, 2007) primarily related to these incentives in the Northeast, within the region covered by the Northeast Development Agency (ADENE), granting a 75% reduction in income tax payable, calculated on the profits of the exploration of the incentive activities and these have been accounted for under the flow through method.

3. Income Taxes (Continued)

The following table shows a breakdown between domestic and international income tax benefit (expense) attributable to income from continuing operations:

	Year ended December 31,

	2009	2008	2007

Brazil:
Current	(3,987)	(6,583)	(4,473)
Deferred	(932)	(2,463)	(991)

	(4,919)	(9,046)	(5,464)

International:
Current	(391)	(321)	(353)
Deferred	72	108	(71)

	(319)	(213)	(424)

Income tax expense	(5,238)	(9,259)	(5,888)

All the deferred tax assets and liabilities recorded are principally related to Brazil and there are no significant deferred tax assets and liabilities from international locations. There is no netting of deferred taxes between jurisdictions.

3. Income Taxes (Continued)

The major components of the deferred income tax accounts in the consolidated balance sheet are as follows:

	As of December 31,

	2009	2008

Current assets	669	505
Valuation allowance	(8)	(5)
Current liabilities	(15)	(8)

Net current deferred tax assets	646	492

Non-current assets
Employees’ postretirement benefits, net of Accumulated postretirements benefit reserves
adjustments	879	116
Tax loss carryforwards	2,194	1,944
Other temporary differences	1,091	742
Valuation allowance	(1,691)	(1,609)

	2,473	1,193

Non-current liabilities
Capitalized exploration and development costs	(8,912)	(5,251)
Property, plant and equipment	(1,609)	(1,024)
Exchange variation	(995)	(1,226)
Other temporary differences, not significant individually	(526)	(649)

	(12,042)	(8,150)

Net non-current deferred tax liabilities	(9,569)	(6,957)

Non-current deferred tax assets	275	123
Non-current deferred tax liabilities	(9,844)	(7,080)

Net deferred tax liability	(8,923)	(6,465)

3. Income Taxes (Continued)

The Company has domestic accumulated tax loss carryforwards amounting to US$1,434 as of December 31, 2009, which are available to offset future taxable income, limited to 30% of taxable income in any individual year. These tax loss carryforwards can be carried forward indefinitely in Brazil. Management believes that for the tax benefits where valuation allowance is more likely than not that it will realize those tax benefits within ten years at the maximum.

The Company has foreign accumulated tax loss carryforwards amounting to US$5,070 as of December 31, 2009. Tax loss carryfowards exists in many international jurisdictions. Whereas some of these tax loss carryfowards do not have expiration date, others expire at various times from 2010 to 2029.

Valuation allowance has been established for certain credit loss carryfowards that reduce deferred tax to an amount that will, more likely than not, be realized. Annually management evaluates the realizability of its deferred tax assets taking into consideration, among other elements, the level of historical taxable income, the projected future taxable income, tax-planning strategies, expiration dates of the tax loss carryforwards, and scheduled reversal of the existing temporary differences. The amount of the deferred tax asset considered realizable could, however, be reduced if estimates of future taxable income are reduced. The following presents the net change in the valuation allowance for the years ended December 31, 2009, 2008 and 2007:

	Year ended December 31,

	2009	2008	2007

Balance at January 1,	(1,614)	(667)	(453)
Additions	(185)	(1,071)	(587)
Reductions allocated to income tax expense	88	67	12
Reductions allocated to goodwill	-	-	168
Reductions due to expiration	-	-	209
Cumulative translation adjustments	12	57	(16)

Balance at December 31,	(1,699)	(1,614)	(667)

Current valuation allowance	(8)	(5)	-
Long term valuation allowance	(1,691)	(1,609)	(667)

Valuation allowance additions of US$185 in 2009 and US$1,071 in 2008, primarily related to tax loss carryforwards from foreign operations and domestic thermoelectric power plants for which no tax benefit is expected to be realized in the foreseeable future.

3. Income Taxes (Continued)

The reduction in valuation allowance in 2007 was primarily related to Petrobras Argentina, of which a tax benefit of US$168 was allocated to reduce goodwill for the deferred asset that was not previously recognized at the acquisition date. The majority of the remaining amount was related to the reduction in both gross deferred tax asset and related valuation allowance due to the expiration of the unutilized tax loss carryforwards in Petrobras Argentina. Subsequent recognition of tax benefits related to the valuation allowance for deferred tax assets as of December 31, 2008, will be recorded in the consolidated statement of income.

The Company has not recognized a deferred tax liability of approximately US$122 for the undistributed earnings of its foreign operations that arose in 2009 and prior years as the Company considers these earnings to be indefinitely reinvested (US$199 in 2008). A deferred tax liability will be recognized when the Company no longer demonstrates that it plans to indefinitely reinvest the undistributed earnings. As of December 31, 2009, the undistributed earnings of these subsidiaries were approximately US$813 (US$1,329 as of December 31, 2008).

The Company has no unrecognized tax benefits relating to uncertain tax positions and accrued penalties and interest as of January 1, 2007, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009. In addition, the Company does not expect that the amount of unrecognized tax benefits will increase significantly within the next 12 months.

The Company and its subsidiaries file tax returns in Brazilian jurisdiction and in many foreign jurisdictions. The Brazilian and Argentinean income tax returns remain subject to examination by the respective tax authorities for the years beginning in 2002.

4. Cash and Cash Equivalents

	As of December 31,

	2009	2008

Cash	1,478	1,075
Investments - Brazilian reais (1)	10,780	2,813
Investments - U.S. dollars (2)	3,911	2,611

	16,169	6,499

(1) Comprised primarily federal public bonds with immediate liquidity and the securities are tied to the American dollar quotation or to the remuneration of the Interbank Deposits - DI.

(2) Comprised primarily by Time Deposit and securities with fixed income.

5. Marketable Securities

	As of December 31,

	2009	2008

Marketable securities classification:
Available-for-sale	2,551	1,608
Trading	-	57
Held-to-maturity	180	197

	2,731	1,862

Less: Current portion of marketable securities	(72)	(124)

Long-term portion of marketable securities	2,659	1,738

Available-for-sale securities are presented as “Non-current assets”, as they are not expected to be sold or liquidated within the next twelve months. As of December 31, 2009, Petrobras had a balance of US$2,363 linked to B Series National Treasury Notes, which are accounted for as available-for-sale securities in accordance with Codification Topic 320. On October 23, 2008, the B Series National Treasury Notes were used as a guarantee after the confirmation of the agreements into with Petros, Petrobras’ pension plan (see Note 16 (b)). The nominal value of the NTN-Bs is restated based on variations in the Amplified Consumer Price Index (IPCA). The maturities of these notes are 2024 and 2035 and they bear interest coupon of 6% p.a., which is paid semi-annually. At December 31, 2009, the balances of the National Treasury Notes - Series B (NTN-B) are updated in accordance with their market value, based on the average prices disclosed by the National Association of Open Market Institutions (ANDIMA).

6. Accounts Receivable, Net

Accounts receivable, net consisted of the following:

	As of December 31,

	2009	2008

Trade	11,507	8,727
Less: Allowance for uncollectible accounts	(1,446)	(1,191)

	10,061	7,536
Less: Long-term accounts receivable, net	(1,946)	(923)

Current accounts receivable, net	8,115	6,613

	As of December 31,

	2009	2008	2007

Allowance for uncollectible accounts
Balance at January 1,	(1,191)	(1,290)	(1,120)
Additions	(130)	(84)	(215)
Write-offs	88	16	160
Cumulative translation adjustments	(213)	167	(115)

Balance at December 31,	(1,446)	(1,191)	(1,290)

Allowance on short-term receivables	(875)	(638)	(746)

Allowance on long-term receivables	(571)	(553)	(544)

At December 31, 2009 and 2008, long-term receivables include US$633 and US$624, respectively relating to payments made by the Company to suppliers and subcontractors on behalf of certain contractors. These contractors had been hired by the subsidiary Brasoil for the construction/conversion of vessels into FPSO (“Floating Production, Storage and Offloading”) and FSO (“Floating, Storage and Offloading”) and failed to make the payments to their suppliers and subcontractors. The Company made the payments to avoid further delays in the construction/conversion of the vessels and consequent losses to Brasoil.

The Company’s management has determined that these payments can be reimbursed, since they represent Brasoil’s rights with respect to the contractors, for which reason judicial action was filed with international courts to seek reimbursement. However, as a result of the uncertainties related to the realization of such receivables, the Company recorded an allowance for all credits not backed by collateral. Such allowance amounted to US$561 and US$553 as of December 31, 2009 and 2008, respectively.

7. Inventories

	As of December 31,

	2009	2008

Products:
Oil products	3,379	2,770
Fuel alcohol	377	256

	3,756	3,026

Raw materials, mainly crude oil	5,494	3,301
Materials and supplies	1,917	1,578
Others	75	134

	11,242	8,039

Current inventories	11,227	7,990

Long-term inventories	15	49

Inventories are stated at the lower of cost or market. Due to the recently declines in the oil international market prices, the Company recognized a loss of US$308 for the year ended December 31, 2009 (US$545 in 2008), which was classified as other operating expenses in the consolidated statement of income. The Company adopted the realizable value for inventory impairment purposes.

8. Recoverable Taxes

Recoverable taxes consisted of the following:

	As of December 31,

	2009	2008

Local:
Domestic value-added tax (ICMS) (1)	2,816	1,924
PASEP/COFINS (2)	4,858	2,622
Income tax and social contribution	1,315	1,176
Foreign value-added tax (IVA)	42	113
Other recoverable taxes	371	541

	9,402	6,376

Less: Long-term recoverable taxes	(5,462)	(3,095)

Current recoverable taxes	3,940	3,281

(1) Domestic value-added sales tax (ICMS) is composed of credits generated by commercial operations and by the acquisition of property, plant and equipment and can be offset with taxes of the same nature.

(2) Composed of credits arising from non-cumulative collection of PASEP and COFINS, which can be compensated with other federal taxes payable.

The income tax and social contribution recoverable will be offset against future income tax payable.

Petrobras plans to fully recover these taxes, and as such, no allowance has been provided.

9. Property, Plant and Equipment, Net

Property, plant and equipment, at cost, are summarized as follows:

	As of December 31,

	2009			2008

		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net

Buildings and improvements	7,093	(1,982)	5,111	4,060	(1,310)	2,750
Capitalized expenses	47,958	(21,633)	26,325	26,281	(12,682)	13,599
Equipment and other assets	60,592	(27,637)	32,955	45,742	(21,230)	24,512
Capital lease - platforms and vessels	813	(63)	750	2,752	(2,073)	679
Rights and concessions	3,172	(1,009)	2,163	2,439	(655)	1,784
Land	574	-	574	441	-	441
Materials	4,360	-	4,360	2,219	-	2,219
Expansion projects:
Construction and installations in progress:
Exploration and production	27,664	-	27,664	19,779	-	19,779
Refining, Transportation & Marketing	22,683	-	22,683	11,973	-	11,973
Gas & Power	11,010	-	11,010	4,908	-	4,908
Distribution	285	-	285	185	-	185
International	680	-	680	1,346	-	1,346
Corporate	1,607	-	1,607	544	-	544

	188,491	(52,324)	136,167	122,669	(37,950)	84,719

9. Property, Plant and Equipment, Net (Continued)

a) Codification Topic 410 - Asset Retirement and Environmental Obligations

In accordance with Codification Topic 410-20, adopted by Petrobras since January 2003, the fair value of asset retirement obligations are recorded as liabilities on a discounted basis when they are incurred, which is typically at the time the related assets are installed. Amounts recorded for the related assets will be increased by the amount of these obligations and depreciated over the related useful lives of such assets. Over time, the amounts recognized as liabilities will be accreted for the change in their present value until the related assets are retired or sold.

Measurement of asset retirement obligations is based on currently enacted laws and regulations, existing technology and site-specific costs. There are no assets legally restricted to be used in the settlement of asset retirement obligations.

A summary of the annual changes in the abandonment provision is presented as follows:

Liabilities

Balance as of December 31, 2007	3,462

Accretion expenses	153
Liabilities incurred	687
Liabilities settled	(23)
Revision of provision	(640)
Cumulative translation adjustment	(814)

Balance as of December 31, 2008	2,825

Accretion expenses	164
Liabilities incurred	24
Liabilities settled	(4)
Revision of provision	(955)
Cumulative translation adjustment	758

Balance as of December 31, 2009	2,812

9. Property, Plant and Equipment, Net (Continued)

b) Impairment

For the years ended December 31, 2009, 2008 and 2007, the Company recorded impairment charges of US$319, US$519 and US$271, respectively. During 2009, the impairment charge was primarily related to producing properties in Brazil and principal amounts were related to Petrobras’ Agua Grande field. In 2009 the petroleum and natural gas fields that presented losses already had high maturity levels and, consequently, produced insufficient petroleum and gas to cover production costs. This factor had a reducing effect on the economic analysis that led to the recording of a provision for loss through devaluation in some fields. During 2008, the impairment charge was primarily related to goodwill impairment of Petrobras’ indirect subsidiary in the United States Pasadena Refining System (US$223) and to producing properties in Brazil (US$171) and principal amounts were related to Petrobras’ Guajá field. During 2007, the impairment charge was primarily related to international investments (US$226): in Ecuador (US$174), due to the tax and legal changes implemented by the government of that country, previously mentioned (see Note 9(b)); in the United States (US$39); and in Angola (US$13).

10. Investments in Non-Consolidated Companies and Other Investments

Petrobras conducts portions of its business through investments in companies accounted for using the equity and cost methods. These non-consolidated companies are primarily engaged in the petrochemicals and product transportation businesses.

		Investments

	Total ownership	2009	2008

Equity method	20% - 50% (1)	3,988	2,626
Investments at cost		362	572

Total		4,350	3,198

(1) As described further in this Note, certain thermoelectrics with ownership of 10% to 50% are also accounted as equity investments due to particularities of significant influence.

10. Investments in Non-Consolidated Companies and Other Investments (Continued)

At December 31, 2009, the Company had investments interest of 31.9% and 25.33% with balance of US$658 and US$856 in Quattor Companhia Petroquímica and Braskem S.A., respectively, that were recorded according to equity method.

The Company also has investments in companies for the purpose of developing, constructing, operating, maintaining and exploring thermoelectric plants included in the federal government’s Priority Thermoelectric Energy Program, with equity interests of between 10% and 50%. The balance of these investments as of December 31, 2009 and 2008 includes US$110 and US$80 respectively, and are included as equity method investments due to the Company’s ability to exercise significant influence over such operations.

a) Investments in Venezuela

In March, 2006, through its subsidiaries and affiliated companies in Venezuela, PESA executed with PDVSA and Corporación Venezolana del Petróleo S.A. (CVP), Memoranda of Understanding (MOU) for the purpose of completing the migration of the operating partnerships to the form of mixed capital companies in accordance with legal articles. The MOU established that the interest held by the private partners in the mixed capital companies is 40%, with the Venezuelan government holding an interest of 60%.

According to the corporate and governance structure specified for the mixed capital companies, as from April 01, 2006, PESA no longer recorded the assets, liabilities and results referring to the aforesaid operations in consolidated statements, presenting them as equity method investments. Recovery of these investments is strongly tied to the volatility of oil prices, social, economic and regulatory conditions in Venezuela and, in particular, to shareholders’ interest in developing the oil reserves. Consequently a provision for loss on investments has been made in the amount of US$77 in 2009 (US$23 in 2008).

b) Petrobras Biocombustível acquires 50% of a biodiesel plant in Paraná

In December 2009, Petrobras Biocombustível made investments in the amount of US$32 in the capital of the company BSBIOS Marialva Indústria e Comércio de Biodiesel Sul Brasil S.A. and now holds 50% of the company’s shares. Of the total investment, US$26 was already paid in 2009 and the remaining US$6 will be paid when the start-up of operations of the company occurs, which is forecast for the second quarter of 2010.

11. Petroleum and Alcohol Account - Receivable from Federal Government

Changes in the Petroleum and Alcohol account

The following summarizes the changes in the Petroleum and Alcohol account for the years ended December 31, 2009 and 2008:

	Year ended December 31,

	2009	2008

Opening balance	346	450
Financial income (Note 23)	4	7
Translation gain	119	(111)

Ending balance	469	346

In order to conclude the settlement of accounts with the Federal Goverment, pursuant to Provisional Measure nº 2.181, of August 24, 2001, and after providing all the information required by the National Treasury Office - STN, Petrobras is seeking to settle all the remaining disputes between the parties.

The remaining balance of the Petroleum and Alcohol account may be paid as follows: (1) National Treasury Bonds issued at the same amount as the final balance of the Petroleum and Alcohol account; (2) offset of the balance of the Petroleum and Alcohol account, with any other amount owed by Petrobras to the Federal Government, including taxes; or (3) by a combination of the above options.

12. Financing

The Company has utilized project financing to provide capital for the continued development of the Company’s exploration and production and related projects.

The VIE’s associated with the project finance projects are consolidated based on ASC Topic 810-10-25 (“Variable Interest Entities”).

a) Short-term debt

The Company’s short-term borrowings are principally sourced from commercial banks and include import and export financing denominated in United States dollars, as follows:

	As of December 31,

	2009	2008

Import - oil and equipment	189	479
Working capital	4,070	2,126

	4,259	2,605

The weighted average annual interest rates on outstanding short-term borrowings were 2.53% and 4.72% at December 31, 2009 and 2008, respectively.

12. Financing (Continued)

b) Long-term debt

• Composition

	As of December 31,

	2009	2008

Foreign currency:
Notes	11,593	5,574
Financial institutions	12,119	9,320
Sale of future receivables	334	401
Suppliers’ credits	6	81
Assets related to export program to be offset against sales
of future receivables	(150)	(150)

	23,902	15,226

Local currency:
National Economic and Social Development
Bank - BNDES (state-owned company, see Note 23)	16,332	3,676

Debentures:
BNDES (state-owned company, see Note 23)	3,762	542
Other banks	1,610	1,198
Export Credit Notes	3,663	1,689
Bank Credit Certificate	2,075	1,543
Other	977	50

	28,419	8,698

Total	52,321	23,924
Current portion of long-term debt	(4,172)	(3,284)

	48,149	20,640

As of December 31 2009 and December 31, 2008, the Company had amounts invested abroad in an exclusive investment fund that held debt securities of some of the SPEs that the Company consolidates according to Codification Topic 810-25 (“Recognition”), in the total amount of US$749. These securities are considered to be extinguished, and thus the related amounts, together with applicable interest have been removed from the presentation of financings.

12. Financing (Continued)

b) Long-term debt (Continued)

• Composition of foreign currency denominated debt by currency

	As of December 31,

	2009	2008

Currencies:
United States dollars	23,007	14,206
Japanese Yen	654	244
Euro	53	69
Other	188	707

	23,902	15,226

• Maturities of the principal of long-term debt

The long-term portion at December 31, 2009 becomes due in the following years:

2011	7,040
2012	2,566
2013	2,992
2014	2,404
2015	2,215
2016 and thereafter	30,932

48,149

Interest rates on long-term debt were as follows:

	As of December 31,

	2009	2008

Foreign currency
6% or less	15,105	11,354
Over 6% to 8%	6,913	2,447
Over 8% to 10%	1,743	1,040
Over 10% to 12%	33	140
Over 12% to 15%	108	245

	23,902	15,226

Local currency
6% or less	1,614	1,827
Over 6% to 8%	15,029	642
Over 8% to 10%	6,001	1,756
Over 10% to 12%	5,775	1,437
Over 12% to 15%	-	3,036

	28,419	8,698

	52,321	23,924

12. Financing (Continued)

b) Long-term debt (Continued)

• Structured finance of exports

Petrobras and Petrobras Finance Ltd. - PFL have certain contracts (Master Export Contract and Prepayment Agreement) between themselves and a special purpose entity not related to Petrobras, PF Export Receivables Master Trust (“PF Export”), relating to the prepayment of export receivables to be generated by PFL by means of sales on the international market of fuel oil and other products acquired from Petrobras.

As at December 31, 2009, the balance of export prepayments amounted to US$263 in non-current liabilities (US$348 as of December 31, 2008) and US$70 in current liabilities (US$75 as of December 31, 2008).

c) Debentures issue

On August 02, 2006 the Extraordinary General Meeting held by Alberto Pasqualini - REFAP S.A., a subsidiary of the Company, approved the value of the private issue of simple, nominative and book-entered debentures in the amount of US$391. The debentures were issued in order to expand and modernize REFAP’s industrial facilities and to raise its oil processing capacity from 20,000 m³/day to 30,000 m³/day, in addition to increasing the portion of national oils being processed.

The issue was made under the following terms: up to December 30, 2006, amortization over 96 months plus a 6-month grace period; 90% of the debentures shall be subscribed by the BNDES yielding interest at the Long-term Interest Rate +3.8% p.a.; and 10% of the debentures shall be subscribed by BNDES Participações S.A. (BNDESPAR) at the interest rate of the BNDES’ basket of currencies + 2.3% p.a.

12. Financing (Continued)

c) Debentures issue (Continued)

On September 08, 2006, the Financing Contract was executed and the first installment was made available in the amount of US$278. On December 19, 2006 was made available the remaining amount of US$113. In May 2008, REFAP made a second issue with similar characteristics in the total amount of US$217. The balance at December 31, 2009, was US$415, where US$83 is in current liabilities.

d) Issuance of long-term debt

The main long-term funding carried out in the period from January to December 2009 is shown in the following table:

d.1) Abroad

		Amount
Company	Date	US$ million	Maturity	Description

PifCo	Feb/2009	1,500	2019	Global notes with coupon of 7.875%.

PifCo	March to	1,100	Until 2012	Lines of credit with cost of
	Sep/2009			Libor plus market spread.

PifCo	Jul/2009	1,250	2019	Global notes with coupon of 7.875%.

12. Financing (Continued)

d) Issuance of long-term debt (Continued)

d.1) Abroad (Continued)

		Amount
Company	Date	US$ million	Maturity	Description

PifCo	Oct/2009	4,000	2020 and	Global notes in the amount of
			2040	US$2,500 and US$1,500, with
				coupon of 5.75% and 6.875%.

Petrobras	Dec/2009	3,000	2019	Financing obtained from the
				China Development Bank
				(CDB), with a cost of Libor
				plus spread of 2.8% p.a

		10,850

d.2) In Brazil

		Amount
		(US$
Company	Date	million)	Maturity	Description

Petrobras	March to	1,792	Until 2017	Export credit notes with an
	Nov/2009			interest rate of 110.0% to 114%
				of average rate of CDI.

Petrobras,	Jul/2009	12,518	2029	Financing obtained from the
Rnest and				National Bank for Economic and
TAG				Social Development (BNDES)
				indexed to the variation of the US
				dollar plus market interest rate.

		14,310

12. Financing (Continued)

e) Financing with offcial credit agencies

e.1)Abroad

		Amount in US$

Company	Agency	Contracted	Used	Balance	Description

	China
Petrobras	Development	10,000	3,000	7,000	Libor +2.8%
	Bank

e.2) In Brazil

		Amount in US$

Company	Agency	Contracted	Used	Balance	Description

					Program for Modernization
					and Expansion of the
Transpetro (*)	BNDES	4,479	162	4,317	FLEET (PROMEF) -
					TJLP+2.5%

Transportadora					Coari-Manaus gas pipeline
Urucu Manaus	BNDES	1,430	1,398	32	- TJLP+1.96%
TUM

Transportadora	BNDES	1,272	1,217	55	Cacimbas-Catu gas
GASENE					pipeline (GASCAC) –
					TJLP+1.96%

(*) Agreements for conditioned purchase and sale of 33 ships were entered into with 4 Brazilian shipyards in the amount of US$4,976, where 90% is financed by BNDES.

12. Financing (Continued)

f) Guarantees and covenants

Financial institutions abroad do not require guarantees from the Company. The financing granted by BNDES - National Bank for Social and Economic Development is guaranteed by a lien on the assets being financed (carbon steel pipes for the Bolivia-Brazil gas pipeline and vessels).

On account of a guarantee agreement issued by the Federal Goverment in favor of Multilateral Loan Agencies, motivated by financings funded by TBG, counter guarantee agreements were signed, which had as signatories the Federal Government, TBG, Petrobras, Petroquisa and Banco do Brasil S.A., where TBG undertakes to entail its revenues to the order of the Brazilian Treasuary until the settlement of the obligations guaranteed by the Federal Government. This debt had an outstanding balance of US$253 and US$292 at December 31, 2009 and 2008, respectively.

In guarantee of the debentures issued, REFAP has a short-term investment account (bank deposits indexed to credit operations), tied to variations of the Interbank Deposit Certificate - CDI. REFAP has to maintain three times the value of the sum of the last installment due of the amortization of the principal and related charges.

At December 31, 2009 and 2008, Gaspetro had secured certain debentures issued to finance the purchase of the transportation rights in the Bolivia/Brazil pipeline with 3,000 shares of its interest in TBG, a subsidiary of Gaspetro responsible for the operation of the pipeline.

In June 2008, PifCo issued a corporate guarantee to the International Finance Corporation – IFC in the amount of US$40 to back a loan contracted by affiliate company Quattor Petroquímica, which corresponds to its proportional equity interest, in connection with Petrobras strategy to consolidate petrochemical assets in southeastern Brazil. Accordingly, Quattor Petroquímica assumed the obligation to pay interest annually, in U.S. dollars, at a rate of 1% per annum over the amount guaranteed by PifCo up to the maturity date of the loan in 2017, or until certain contractual conditions are reached, whichever comes first. In the event PifCo is required to make payments under the guarantee, PifCo will have the right to recover these payments from Quattor Petroquímica.

12. Financing (Continued)

f) Guarantees and covenants (Continued)

The Company’s debt agreements contain affirmative covenants regarding, among other things provision of information; financial reporting; conduct of business; maintenance of corporate existence; maintenance of government approvals; compliance with applicable laws; maintenance of books and records; maintenance of insurance; payment of taxes and claims; and notice of certain events. The Company’s debt agreements also contain negative covenants, including, without limitation limitations on the incurrence of indebtedness; limitations on the incurrence of liens; limitations on transactions with affiliates; limitations on the disposition of assets; limitation on consolidations, mergers, sales and/or conveyances; negative pledge restrictions; change in ownership limitations; ranking; use of proceeds limitations; and required receivables coverages. Petrobras’ management affirms that the Company is in compliance with the covenants within debt agreements.

13. Financial Income (Expenses), Net

Financial expenses, financial income and monetary and exchange variation, allocated to income for the years ended at December 31, 2009, 2008 and 2007 are shown as follows:

	Years ended December 31,

	2009	2008	2007

Financial expenses
Loans and financings	(1,913)	(1,320)	(1,258)
Project financings	(492)	(314)	(608)
Leasing	(30)	(41)	(79)
Losses on derivative instruments (Note 20)	(427)	(425)	(267)
Repurchased securities losses	(31)	(35)	(38)
Other	(511)	(163)	(130)

	(3,404)	(2,298)	(2,380)

Capitalized interest	2,109	1,450	1,703

	(1,295)	(848)	(677)

Financial income
Investments	712	533	824
Clients	123	129	231
Marketable Securities	392	183	110
Gains on derivative instruments (Note 20)	247	636	119
Other	425	160	266

	1,899	1,641	1,550

Monetary and exchange variation	(175)	1,584	(1,455)

	429	2,377	(582)

14. Project Financing - (Variable Interest Entities - “VIE’s”)

Petrobras carries out project financings jointly with Brazilian and international financial agents and with companies in the petroleum and energy sector for the purpose of making feasible the investments needed in the business areas in which the Company operates.

The project financing is made feasible through Variable Interest Entities - “VIE’s”). The Company’s is the primary beneficiary of the VIE’s due to the finance lease arrangements. The VIE’s are the lessors and the Company is the lessee. At the conclusion of the leased term, the Company will have the option to purchase the leased assets or all the common stock from the VIE’s. All risks associated with the use and development of the leased assets relie on the Company. The Company’s payments funds the VIE’s thirty party debt and return on equity payments. The Company’s variable interest in these VIE’s, the financial lease arrangement, will absorb the majority of expected losses and receive a majority of the expected residual returns.

The Company’s responsibility under these contracts is to complete the development of the oil and gas fields, operate the fields, pay for all operating expenses related to the projects and remit a portion of the net proceeds generated from the fields to fund the special purpose companies’ debt and return on equity payments. At the conclusion of the term of each financing project, the Company will have the option to purchase the leased or transferred assets from the consolidated special purpose company.

The VIE’s associated with the project financings projects are consolidated based on ASC TOPIC 810-10-25.

As of December 31, 2009, the amounts of cash outlay commitments assumed related to consolidated structured project financings are presented as follows:

Transportadora Gasene	55
REVAP	250
Codajás	387

692

14. Project Financing - (Variable Interest Entities – “VIE’s”) (Continued)

The following summarizes the projects, their purposes, the guarantees and estimates investments of each project:

a) Projects with assets in operation

VIE / Estimated investment	Purpose	Main Guarantees	PP&E

Barracuda and Caratinga
To allow development of production in the fields of Barracuda and Caratinga in the Campos Basin. The VIE Barracuda and Caratinga Leasing Company B.V. (BCLC), is in charge of building all of the assets (wells, submarine equipment and production units) required by the project, and is also the owner of them.
		Guarantee provided by Brasoil to cover BCLC’s financial requirements.	US$1,700
US$3,100

PDET
The VIE PDET Offshore S.A. is the owner of the Project’s assets and its purpose is to improve the infrastructure for the transfer of the oil produced in the Campos Basin to the oil refineries in the Southeast Region and for export. These assets have been leased to Petrobras until 2019.
		All of the project’s assets will be pledged as collateral.	US$1,195
US$1,180

Malhas - (NTN/NTS)
Consortium formed between Transpetro, Transportadora Associada de Gás (TAG)former Transportadora Nordeste Sudeste (TNS), Nova Transportadora do Sudeste (NTS) and Nova Transportadora do Nordeste (NTN). NTS and NTN contribute to the consortium through building assets related to the transport of natural gas. TAG (a subsidiary fully owned by Gaspetro) provides assets that have been previously built. Transpetro contributes as operator of the gas pipelines.
		Prepayments based on transportation capacity to cover any eventual consortium cash shortages.	NTN: US$1,005 NTS: US$881
US$1,110

14. Project Financing - (Variable Interest Entities – “VIE’s”) (Continued)

a) Projects with assets in operation (Continued)

VIE / Estimated investment	Purpose	Main Guarantees	PP&E

Cabiúnas
Project with the purpose of increasing the transport capacity for the Campos Basin gas production. Cayman Cabiunas Investment Co. Ltd. (CCIC), provides the assets to Petrobras under an international lease agreement.
		Pledge of 10.4 billion m3 of gas.	US$389
US$850

Gasene
Transportadora Gasene S.A. is responsible for the construction and future ownership of pipelines to transport natural gas with a total length of 1.4 thousand kilometers and a transportation capacity of 20 million cubic meters per day, connecting the Cabiúnas Terminal in Rio de Janeiro to the city of Catu, in Bahia state. The first segment of the Gasene project, the Cabiúnas-Vitória gas pipeline, is operating since November 10, 2008, while the second segment, the Cacimbas- Catu pipeline, is in the construction stage.
		Pledge of Credit Rights. Pledge of shares of the VIE.	US$3,300
US$3,000

14. Project Financing - (Variable Interest Entities – “VIE’s”) (Continued)

a) Projects with assets in operation (Continued)

VIE / Estimated investment	Purpose	Main Guarantees	PP&E

Marlim Leste (P-53 Project - CDC)
To develop the production in the Marlim Leste field, Petrobras will use a Stationery Production Unit (UEP), P-53, which will be chartered from Charter Development LLC, a company incorporated in the state of Delaware, U.S.A The bare boat charter agreement, executed in November 2009, will be valid for a period of 15 years as from March 2010.
		All assets of the project will be given in guarantee.	US$1,759
US$1,800

Albacora	Consortium between Petrobras and Albacora Japão Petróleo Ltda. (AJPL), which furnishes to Petrobras oil production assets of the Albacora field in the Campos Basin.	Pledge of assets.	US$52
US$170

Albacora/ Petros	Consortium between Petrobras and Fundação Petros de Seguridade Social, which furnishes to Petrobras funds to finance oil production assets of the Albacora field in the Campos Basin.	Pledge of assets.
US$240

PCGC	Companhia de Recuperação Secundária (CRSec) supplies assets to be used by Petrobras in the fields Pargo, Carapeba, Garoupa, Cherne and others through a lease agreement with monthly payments.	Additional lease payment if revenue is not sufficient to cover payables to lenders.	US$47
US$134

14. Project Financing - (Variable Interest Entities – “VIE’s”) (Continued)

b) Project financing in progress

VIE / Estimated investment	Purpose	Main Guarantees	PP&E

Amazônia (Codajás)
Development of a project in the Gas & Power area that includes the construction of a 385 km gas pipeline between Coari and Manaus, and a 285 km LPG pipeline between Urucu and Coari, both of which are under the responsibility of Transportadora Urucu Manaus S.A.; and the construction of a 488 MW thermoelectric plant, in Manaus, through Companhia de Geração Termoelétrica Manauara S.A.
		Pledge of Credit Rights. Pledge of shares of the VIE.	US$2,623
US$2,100

Mexilhão
Construction of a platform (PMXL-1) to produce natural gas at Mexilhão and Cedros’ fields, located in the Santos Basin, in São Paulo State, which shall be held by Companhia Mexilhão do Brasil (CMB), which will be responsible for obtaining the funds needed to build such platform. Once built, the PMXL-1 will be leased to Petrobras, holder of the exploration and production concession in the aforementioned fields.
		Pledge of Credit Rights. Pledge of shares of the VIE.	US$1,022
US$756

14. Project Financing - (Variable Interest Entities – “VIE’s”) (Continued)

b) Project financing in progress (Continued)

VIE / Estimated investment	Purpose	Main Guarantees	PP&E

CDMPI (Modernizati on of Revap)
The objective of this project is to increase the Henrique Lage (Revap)refinery’s national heavy oil processing capacity, bringing the diesel it produces into line with the new Brazilian specifications and reducing pollution emission levels. To achieve this, the VIE, Cia. de Desenvolvimento e Modernização de Plantas Industriais - CDMPI was created, which will construct and lease to Petrobras a Delayed Coking plant, a Coke Naphtha Hydrotreatment unit and related units to be installed in this refinery. The Board of Directors has authorized an additional payment of funds of US$450, through issuing promissory notes, amounting to a total of US$ 750.
		Prepayments of leasing to cover any eventual cash shortages of CDMPI.	US$1,401
US$1,650

14. Project Financing - (Variable Interest Entities – “VIE’s”) (Continued)

c) Finished project with the exercise of the purchase option

VIE / Estimated investment	Purpose	Main Guarantees	PP&E

Marlim	Consortium with Companhia Petrolífera Marlim (CPM), whichprovides Petrobras with the submarine equipment for oil production in the Marlim field.	70% of the field production limited to 720 days.	US$382
US$1,500

CLEP	Companhia Locadora de Equipamentos Petrolíferos - CLEP, provides, for the use of Petrobras, assets related to oil production in the Campos Basin through a lease agreement for the period of 10 years.	Lease prepayments, in the event the revenue is not sufficient to meet obligations with financiers.	US$1,003
US$1,250

Nova Marlim
Consortium with NovaMarlim Petróleo S.A. (NovaMarlim) which provides submarine equipment for petroleum production and reimburses operating costs arising from operating and maintaining the field assets through an advance already made to Petrobras.
30% of the field production limited to 720 days.
US$834

15. Capital Lease Obligations

The Company leases certain offshore platforms and vessels, which are accounted for as capital leases. At December 31, 2009, assets under capital leases had a net book value of US$750 (US$679 at December 31, 2008).

The following is a schedule by year of the future minimum lease payments at December 31, 2009:

2010	214
2011	130
2012	42
2013	17
2014	17
2015	20
2016 and thereafter	46

Estimated future lease payments	486

Less amount representing interest at 6.2% to 12.0% annual	(56)

Present value of minimum lease payments	430

Less current portion of capital lease obligations	227

Long-term portion of capital lease obligations	203

16. Employees’ Postretirement Benefits and Other Benefits

a) Employees’ postretirement benefits balances

The balances related to Employees’ Postretirement Benefits are represented as follows:

	As of

	December 31, 2009			December 31, 2008

		Health			Health
	Pension	Care		Pension	Care
	Benefits	Benefits	Total	Benefits	Benefits	Total

Current liabilities
Defined-benefit plan	182	325	507	176	224	400
Variable Contribution plan	187	-	187	92	-	92

Employees’ postretirement projected
benefits obligation	369	325	694	268	224	492

Long-term liabilities
Defined-benefit plan	4,419	6,544	10,963	1,786	4,001	5,787

Employees’ postretirement projected
benefits obligation	4,788	6,869	11,657	2,054	4,225	6,279

Shareholders’ equity - Accumulated
other comprehensive income
Defined-benefit plan	2,282	121	2,403	253	(404)	(151)
Variable Contribution plan	91	-	91	95	-	95
Tax effect	(807)	(41)	(848)	(118)	137	19

Net balance recorded in
shareholders’ equity	1,566	80	1,646	230	(267)	(37)

b) Pension plan - Fundação Petrobras de Seguridade Social - Petros

The Fundação Petrobras de Seguridade Social (Petros) was established by Petrobras as a private, legally separate nonprofit pension entity with administrative and financial autonomy.

The Petros plan is a contributory defined-benefit pension plan introduced by Petrobras in July of 1970, to supplement the social security pension benefits of employees of Petrobras and its Brazilian subsidiaries and affiliated companies. The Petros Plan is now closed to new employees of the Petrobras system since September 2002, and as from July 1, 2007, the Company introduced a new private pension plan, Petros Plan 2.

16. Employees’ Postretirement Benefits and Other Benefits (Continued)

b) Pension plan - Fundação Petrobras de Seguridade Social - Petros (Continued)

In order to fund its objectives, Petros receives monthly contributions from the sponsoring companies and retired participants. With the most recent regulatory adjustments of the Plano Petros, the plan now receives from the sponsoring companies, instead of the 12.93% until then practised on the payroll of the employees who are members of the plan, regular contributions in amounts equal to the amounts of the contributions of the employees and retired employees, in an equal way, amounts which represented, on average, 12% of the participating payroll.

Additionally, Petros is funded by income resulting from the investment of these contributions. The Company’s funding policy is to contribute to the plan annually the amount determined by actuarial calculations. In the calendar 2009 year, benefits paid totaled US$911 (US$932 in 2008).

The Company’s liability related to future benefits to plan participants is calculated on an annual basis by an independent actuary, based on the Projected Unit Credit method. The assets that guarantee the pension plan are presented as a reduction to the net actuarial liabilities.

The actuarial gains and losses generated by the differences between the values of the obligation and assets determined based on projections and the actual figures, are respectively included or excluded from the calculation of the net actuarial liability and recorded as “Postretirement benefit reserves adjustments net of tax - pension cost”, in shareholders’ equity. Actuarial gains and losses are amortized during the average remaining service period of the active employees of approximately 10 years at December 31, 2009, in accordance with the procedure established by Codification Topic 715.

The relation between contributions by the sponsors and participants of the Petros Plan, considering only those attributable to the Company and subsidiaries in the 2009 and 2008 financial years was 1.00 to 1.00. The Company’s best estimate of contributions expected to be paid in 2010 respective to the pension plan approximates US$342, with total pension benefit payments in 2010 expected to be US$1,477.

According to Constitutional Amendment No. 20 of 1998, the computation of any deficit in the defined-benefit plan in accordance with the actuarial method of the current plan (which differs from the method defined in Codification Topic 715), must be equally shared between the sponsor and the participants, by an adjustment to the normal contributions.

16. Employees’ Postretirement Benefits and Other Benefits (Continued)

b) Pension plan - Fundação Petrobras de Seguridade Social - Petros (Continued)

b.1) Defined benefits plan

Petrobras and its subsidiaries sponsoring the Petros plan, trade unions and Petros executed a Financial Commitment Agreement on October 23, 2008, after legal homologation on August 25, 2008, to cover commitments with pension plans, which will be paid in semi-annually installments with interest of 6% p.a. on the debtor balance updated by the IPCA, for the next 20 years, as previously agreed during the renegotiation. At December 31, 2009, the balance of the obligation of Petrobras and subsidiaries referring to the Financial Commitment Agreement was US$2,472, of which US$22 matures in 2010, which are recognized in these consolidated financial statements.

The Company’s obligation, through the Financial Commitment Agreement, presents a counterpart to the concessions made by the members/beneficiaries of the Petros Plan in the amendment of the plan’s regulations, in relation to the benefits, and in the closing of existing litigations.

At December 31, 2009, Petrobras had long-term National Treasury Notes in the amount of US$2,363 (US$1,608 at December 31, 2008), acquired to balance liabilities with Petros, which will be held in the Company’s portfolio and used as a guarantee for the Financial Commitment Agreement.

b.2) Variable contribution plan

As from July 01, 2007, the Company implemented the new supplementary pension plan, a Variable Contribution (CV) or mixed plan, called Petros Plan 2, for employees with no supplementary pension plan.

A portion of this plan with defined benefits characteristics refers to the risk coverage for disability and death, a guarantee of a minimum benefit and a lifetime income, and the related actuarial commitments are recorded according to the projected credit unit method. The portion of the plan with defined contribution characteristics, earmarked for forming a reserve for programmed retirement, was recognized in the results for the year as the contributions are made. In fiscal year 2009, the contribution of Petrobras and subsidiaries to the defined contribution portion of this plan was US$128.

16. Employees’ Postretirement Benefits and Other Benefits (Continued)

b) Pension plan - Fundação Petrobras de Seguridade Social - Petros (Continued)

b.2) Variable contribution plan (Continued)

Petrobras an the othes sponsors fully assumed the contributions corresponding to the period in which the participants had no plan. This past service shall consider the period as from August 2002, or from the date of hiring, until August 29, 2007. The plan will continue to admit new subscribers after this date but no longer including any payment for the period relating to past service.

The disbursements related to the cost of past service will be made on a monthly basis over the same number of months during which the participant had no plan and, therefore, should cover the part related to the participants and the sponsors.

b.3) Plan assets

Investment Policies and Strategies

The Corporation’s investment strategy for benefit plan assets reflects a long-term view, a careful assessment of the risks inherent in various asset classes and diversification to reduce the risk of the portfolio. The plan asset portfolio should follow the policies established by the Central Bank of Brazil. The fixed income funds are largely invested in corporate and government debt securities. The target asset allocation for the period between 2010-2014 is (25%-80%) fixed income, (10%-50%) variable income, (1,5%- 8%) real estate, (0%-15%) loans to participants of the plan and (2,5% - 20%) other investments.

16. Employees’ Postretirement Benefits and Other Benefits (Continued)

b) Pension plan - Fundação Petrobras de Seguridade Social - Petros (Continued)

b.3) Plan assets (Continued)

Fair Value Measurements at December 31, 2009 (US$ in millions)

	Total Fair
Asset Category	Value	Level 1	Level 2	Level 3	Allocation %

Cash	-	-	-	-	0%
Fixed Income	13,643	9,241	4,402	-	60%
Corporate bonds	4,398	-	4,398	-	19%
Government - Brazil	9,241	9,241	-	-	41%
Others	4	-	4	-	0%
Variable income	8,004	4,792	799	2,413	35%
Brazilian Equity Securities	4,792	4,792	-	-	21%
Equity funds	3,171	-	768	2,403	14%
Other Investiments	41	-	31	10	0%
Real estate	505	-	-	505	2%
Loans	639	-	639	-	3%

Total	22,791	14,033	5,840	2,918	100%

Cash and loans are valued at cost, which approximates fair value. Fair values of fixed income assets include government bonds and the fair value is based on observable quoted prices that are traded on active exchanges (Level 1).

Fair values of Brazilian equity securities categorized in Level 1 are primarily based on quoted market prices. The equity securities include investments in the company’s common stock and preferred shares in the amount of US$266 and US$411, respectively, at December 31, 2009.

Corporate debt securities are estimated using observable inputs of comparable market transactions. Other equity funds have their fair value estimated using the variation of quoted prices in active markets for identical assets adjusted for transaction costs of the funds and are treated as a Level 2.

16. Employees’ Postretirement Benefits and Other Benefits (Continued)

b) Pension plan - Fundação Petrobras de Seguridade Social - Petros (Continued)

b.3) Plan assets (Continued)

The fair value of equity funds Level 3 are based on internal appraisal using the discounted cash flow. The effect of fair-value measurements using significant unobservable inputs on changes in Level 3 plan assets for the period is:

	Private	Other
(US$ millions)	equity funds	Investiments	Real estate	Total

Total at December 31,2008	1,448	9	353	1,810
Actual Return on Plan Assets:
Assets held at the reporting date-	167	-	58	225
Assets sold during the period	(6)	-	-	(6)
Purchases, Sales and Settlements	240	(2)	(31)	207
Gain on translation	554	3	125	682

Total at December 31, 2009	2,403	10	505	2,918

Petros provided certain financing for the continued development of the Albacora oil and gas field located in the Campos basin, that is classified as securities of other related parties (see Note 14).

The investment portfolio of the Petros Plan and Petros 2 at December 31, 2009 was composed of: 60% of fixed income, with expected profitability of 6.54% p.a.; 35% of variable income, with expected profitability of 7% p.a.; and 5% of other investments (transactions with members, real estate and infrastructure projects), with expected profitability of 8% p.a., which resulted in an average interest rate of 6.74% p.a.

c) Petrobras International Braspetro B.V. - PIB BV

• Petrobras Energía S.A.

Defined contribution plan

Supplementary Pension Plan for Personnel

In 2005, Petrobras Energía S.A. (Pesa) implemented a voluntary plan for all employees who met certain conditions. The company contributes with amounts equal to the contributions made by the employees, in accordance with the contribution specified for each salary level.

16. Employees’ Postretirement Benefits and Other Benefits (Continued)

c) Petrobras International Braspetro B.V. - PIB BV (Continued)

• Petrobras Energía S.A. (Continued)

The cost of the plan is recognized in accordance with the contributions that the company makes, which at December 31, 2009 was equivalent to US$3 (US$3 at December 31, 2008).

Defined benefit plan

“Termination Indemnity” Plan

This is a benefit plan in which employees who meet certain targets are eligible on retirement to receive one month’s salary for each year they have worked in the company, according to a decreasing scale, according to the number of the years the plan has existed.

Compensating Fund

This benefit is available to all Pesa employees who have joined the defined contribution plans in force in the past and who joined the company prior to May 31, 1995 and have accumulated the required time of service. The benefit is calculated in complement to the benefits awarded under these plans and by the retirement system, so that the total benefit received by each employee is equivalent to the amount defined in this plan.

If a surplus is recorded and duly certified by an independent actuary in the funds allocated to trusts for payment of the defined benefits awarded by the plan, Pesa may use these funds simply by notifying the trustee of this fact.

• Nansei Sekiyu S.A.

Defined benefit pension plan

The Nansei Sekiyu Refinery offers its employees a programmed supplementary retirement benefits plan, a defined benefit plan, where the members in order to become eligible for the benefit need to be at least 50 years old and have 20 years service in the company. Contributions are made only by the sponsor. The plan is managed by the Sumitomo Trust & Banking.

16. Employees’ Postretirement Benefits and Other Benefits (Continued)

d) Other defined contribution plans

The subsidiaries Transpetro and some subsidiaries of Petrobras sponsor defined contribution retirement plans for their employees.

e) Health care benefits - “Assistência Multidisciplinar de Saúde” (AMS)

Petrobras and its Brazilian subsidiaries maintain a health care benefit plan (AMS), which offers defined benefits and covers all employees (active and inactive) together with their dependents. The plan is managed by the Company, with the employees contributing fixed amounts to cover principal risks and a portion of the costs relating to other types of coverage in accordance with participation tables defined by certain parameters including salary levels, besides the Medicine Benefit, which provides special terms on the acquisition of certain medicines from participating drugstores, located throughout Brazil.

The Company’s commitment related to future benefits to plan participants is calculated on an annual basis by an independent actuary, based on the Projected Unit Credit method. The health care plan is not funded or otherwise collateralized by assets. Instead, the Company makes benefit payments based on costs incurred by plan participants.

For measurement purposes, a 10% annual rate of increase in the per capita cost of covered health care benefits was assumed upon adoption of Codification Topic 715. The annual rate was assumed to decrease to 4.5% from 2007 to 2036.

Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One percentage	One percentage
	point-increase	point-decrease

Effect on total of services and interest cost component	141	(114)
Effect on postretirement benefit obligation	977	(804)

16. Employees’ Postretirement Benefits and Other Benefits (Continued)

f) Funded status of the plans

The funded status of the plans at December 31, 2009 and 2008, based on the report of the independent actuary, and amounts recognized in the Company’s balance sheets at those dates, are as follows:

	2009			2008

	Pension Plans		Health	Pension Plans		Health

			Care			Care
	Defined-	Variable	Benefits	Defined-	Variable	Benefits
	Benefits (1)	Contribution	(2)	Benefits (1)	Contribution	(2)

Change in benefit obligation:
Benefit obligation at beginning
of year	16,041	128	4,225	23,381	143	6,898
Service cost	165	53	75	235	49	108
Interest cost	2,371	19	630	2,257	21	668
Plan change	-	-	-	-	-	-
Actuarial loss (gain)	3,403	42	575	(3,783)	(45)	(1,812)
Benefits paid	(909)	(2)	(236)	(931)	(1)	(241)
Variable contribution new
pension plan	-	-	-	-	-	-
Other	(20)	1	-	83	1	-
Gain on translation	6,225	61	1,600	(5,201)	(40)	(1,396)

Benefit obligation at end of year	27,276	302	6,869	16,041	128	4,225

Change in plan assets:
Fair value of plan assets at
beginning of year	14,079	36	-	18,473	9	-
Actual return on plan assets	3,703	14	-	(194)	-	-
Company’s contributions	327	23	236	267	19	241
Employees’ contributions	179	23	-	188	19	-
Benefits paid	(909)	(2)	(236)	(930)	(1)	(241)
Other	(5)	-	-	768	-	-
Gain on translation	5,300	21	-	(4,493)	(10)	-

Fair value of plan assets at
end of year	22,674	116	-	14,079	36	-

Funded status	(4,602)	(186)	(6,869)	(1,962)	(92)	(4,225)

Amounts recognized in the
balance sheet consist of:
Current liabilities	(183)	(186)	(325)	(176)	(92)	(224)
Long-term liabilities	(4,419)	-	(6,544)	(1,786)	-	(4,001)

	(4,602)	(186)	(6,869)	(1,962)	(92)	(4,225)

Unrecognized net actuarial loss	2,200	29	101	(1,368)	(21)	(1,423)
Unrecognized prior service cost	82	62	20	1,621	116	1,019

Accumulated other comprehensive income	2,282	91	121	253	95	(404)

Net amount recognized	(2,320)	(95)	(6,748)	(1,709)	3	(4,629)

(1) Includes Petros (Petrobras group companies), Petrobras Argentina and PELSA pension benefits obligations.

(2) Includes AMS (Petrobras group companies) and Liquigás health care benefits obligations.

16. Employees’ Postretirement Benefits and Other Benefits (Continued)

f) Funded status of the plans (Continued)

Net periodic benefit cost includes the following components:

	2009			2008

	Pension Plans		Health	Pension Plans		Health

			Care			Care
		Variable		Defined-	Variable
	Defined-	Contribution	Benefits	Benefits	Contribution	Benefits
	Benefits (1)		(2)	(1)		(2)

Service cost-benefits earned
during the year	165	53	75	235	49	108
Interest cost on projected benefit
obligation	2,371	19	630	2,257	21	668
Expected return on plan assets	(1,995)	(8)	-	(1,848)	(18)	-
Amortization actuarial loss	-	-	-	2	-	45
Amortization prior service cost	59	9	2	44	6	2
Gain on translation	53	6	104	(95)	(7)	(165)

	653	79	811	595	51	658

Employees’ contributions	(179)	(23)	-	(188)	(19)	-

Net periodic benefit cost	474	56	811	407	32	658

(1) Includes Petros (Petrobras group companies), Petrobras Argentina and PELSA pension benefits obligations.

(2) Includes AMS (Petrobras group companies) and Liquigás health care benefits obligations.

16. Employees’ Postretirement Benefits and Other Benefits (Continued)

f) Funded status of the plans (Continued)

Changes in amounts recorded in accumulated other comprehensive income:

	2009			2008

	Pension Plans		Health	Pension Plans		Health
						Care
	Defined	Variable	Care	Defined	Variable	Benefits
	Benefits	Contribution	Benefits	Benefits	Contribution

Accumulated other
comprehensive income at
beginning of year	253	95	(404)	2,177	162	1,406
Net actuarial loss/(gain)	1,800	(82)	575	(1,719)	(28)	(1,812)
Amortization of actuarial
(loss)/gain	-	-	-	(2)	-	(45)
Net prior service cost	-	-	-	-	1	-
Amortization of net prior
service cost	(51)	(8)	2	(44)	(6)	(2)
Gain/(loss) on translation	280	86	(52)	(159)	(34)	49

Accumulated other comprehensive income at end of year	2,282	91	121	253	95	(404)

Components of Net Periodic Benefit Cost for next year:

Amounts included in accumulated other comprehensive income at December 31, 2009, that are expected to be amortized into net periodic postretirement cost during 2010 are provided below:

	Pension Plans		Health

	Defined	Variable	Care
	Benefits	Contribution	Benefits

Unrecognized net actuarial loss (gain)	1	-	2
Unrecognized prior service cost	59	9	-

16. Employees’ Postretirement Benefits and Other Benefits (Continued)

f) Funded status of the plans (Continued)

The main assumptions adopted in 2009 and 2008 for the actuarial calculation are summarized as follows:

	2009		2008

		Health Care		Health Care
	Pension Benefits	Benefits	Pension Benefits	Benefits

Discount rates	Inflation: 4.5% to	Inflation: 4.5% to		Inflation: 5% to
	4% p.a. + 6.57%	4% p.a. + 6.57%	Inflation: 5% to 4%	4% p.a. + 7.7%
	p.a.	p.a	p.a. + 7.7% p.a.	p.a.
Rates of increase in	Inflation: 4.5% to	Inflation: 4.5% to		Inflation: 5% to
compensation levels	4% p.a. + 2.295%	4% p.a. + 2.295%	Inflation: 5% to 4%	4% p.a. + 2.24%
	p.a.	p.a	p.a. + 2.24% p.a.	p.a
Expected long-term rate of	Inflation: 4.5%		Inflation: 5%
return on assets	p.a. + 6.74% p.a.	Not applicable	p.a. + 7.02% p.a.	Not applicable
Mortality table	AT 2000*	AT 2000*	AT 2000*	AT 2000*

(*) Segregated by sex (male and female).

Petrobras has aggregated information for all defined benefit pension plans. The domestic benefit plans of Petrobras, BR Distribuidora, Petroquisa, and REFAP contain similar assumptions and the benefit obligation related to Petrobras Argentina, the international plan, is not significant to the total obligation and thus has also been aggregated. All Petrobras group pension plans have accumulated benefit obligation in excess of plan assets.

The determination of the expense and liability relating to the Company’s pension plan involves the use of judgment in the determination of actuarial assumptions. These include estimates of future mortality, withdrawal, changes in compensation and discount rate to reflect the time value of money as well as the rate of return on plan assets. These assumptions are reviewed at least annually and may differ materially from actual results due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower withdrawal rates or longer or shorter life spans of participants.

16. Employees’ Postretirement Benefits and Other Benefits (Continued)

f) Funded status of the plans (Continued)

According to the requirements of Codification Topic 715, and subsequent interpretations, the discount rate should be based on current prices for settling the pension obligation. Applying the precepts of Codification Topic 715, in historically inflationary environments such as Brazil creates certain issues as the ability for a company to settle a pension obligation at a future point in time may not exist as long-term financial instruments of suitable grade may not exist locally as they do in the United States.

Although the Brazilian market has been demonstrating signs of stabilization under the present economic model, as reflected in market interest rates, it is not yet prudent to conclude that market interest rates will be stable.

g) Cash contributions and benefit payments

In 2009, the Company contributed US$350 to its pension plans. In 2010, the Company expects contributions to be approximately US$342. Actual contribution amounts are dependent upon investment returns, changes in pension obligations and other economic factors. Additional funding may ultimately be required if investment returns are insufficient to offset increases in plan obligations.

The following benefit payments, which include estimated future service, are expected to be paid by the pension fund in the next 10 years:

	Pension Plans		Health

	Defined	Variable
	Benefits	Contribution	Care Benefits

2010	1,474	3	325
2011	1,616	6	358
2012	1,776	8	396
2013	1,947	12	436
2014	2,121	15	482
Subsequent five years	13,823	144	3,176

17. Shareholders’ Equity

a) Capital

The Company’s subscribed and fully paid-in capital at December 31, 2009 and 2008, consisted of 5,073,347,344 common shares and 3,700,729,396 preferred shares as retroactively restated for the stock split discussed below. The preferred shares do not have any voting rights and are not convertible into common shares and vice-versa. Preferred shares have priority in the receipt of dividends and return of capital.

The Extraordinary General Meeting held on March 24, 2008, decided to effect a split of each Company’s share into two, resulting: (a) in a free distribution of 1 (one) new share of the same type for each original share and based on the shareholding structure at April 25, 2008; (b) in a free distribution of 1 (one) new American Depository Shares (ADS) of the same type for each original ADS and based on the shareholding structure at April 25, 2008. At the same date, an amendment to article 4 of the Company’s by-laws to cause capital be divided into 8,774,076,740 shares, of which 5,073,347,344 are common shares and 3,700,729,396 are preferred shares, with no nominal value, was approved. This amendment to the Company’s bylaws is effective from April 25, 2008. The relation between the ADS and shares of each class remains of 2 (two) shares for one ADS. All share, ADS, per share and per ADS information in the accompanying financial statements and notes have been adjusted to reflect the result of the share split.

Current Brazilian law requires that the Federal Government retain ownership of 50% plus one share of the Company’s voting shares.

The Management of Petrobras is proposing to the Special General Shareholders’ Meeting to be held jointly with the Annual General Shareholders’ Meeting on April 22, 2010, a capital increase in the Company from US$36,194 (R$78,967 million) to US$40,225 (R$85,986 million), through capitalization of a capital reserve in the amount of US$296 (R$515 million), of part of a profit reserve recorded in prior years in the amount of US$3,727 (R$6,490 million), of which US$516 (R$899 million) is from a statutory reserve, US$320 (R$557 million) from a tax incentive reserve and US$2,891 (R$5,034 million) from a profit retention reserve, and, in addition, US$8 (R$14 million) from part of a tax incentive reserve formed in 2009, without issuing new shares, in accordance with article 169, paragraph 1, of Law 6,404/76.

17. Shareholders’ Equity (Continued)

a) Capital (Continued)

The Extraordinary General Meeting, held together with the Ordinary General Meeting on April 4, 2008, approved the increase of the Company’s capital from US$20,816 (R$52,644 million) to US$36,194 (R$78,967 million), through the capitalization of part of retained earnings recorded during previous years amounting to US$14,782 (R$25,302 million) and part of the capital reserves, amounting to US$596 (R$1,020 million), consisting of US$99 (R$169 million) of the Merchant Navy AFRMM subsidy reserve and US$497 (R$851 million) from the tax incentives reserve, and without issuing any new shares, in accordance with article 169, paragraph 1 of Law Nº 6404/76.

b) Capital reserves

• AFRMM

Relates to the Merchant Marine (AFRMM) freight surcharges levied in accordance with relevant legislation. These funds are used to purchase, enlarge or repair vessels of the Company’s transport fleet.

• Fiscal incentive reserve

This reserve consists of investments in tax incentives, arising from allocations of part of the Company’s income tax. It relates to tax incentives in the Northeast, within the region covered by the Northeast Development Agency (ADENE), granting a 75% reduction in income tax payable, calculated on the profits of the exploration of the incentived activities. Up to December 31, 2009, this incentive amounted to US$167 (US$219 on December 31, 2008), which may only be utilized to offset losses or for a capital increase, as provided for in Article 545 of the Income Tax Regulations and has been accounted for under the flow through method.

On May 10, 2007, the Brazilian Federal Revenue Office recognized Petrobras’ right to deduct this incentive from income tax payable, covering the tax years of 2006 until 2015.

c) Appropriated retained earnings

Brazilian Law and the Company’s by-laws require that certain appropriations be made from retained earnings to reserve accounts annually. The purpose and basis of appropriation to such reserves are as follows:

• Legal reserve

This reserve is a requirement for all Brazilian corporations and represents the annual appropriation of 5% of net income as stated in the statutory accounting records up to a limit of 20% of capital stock. The reserve may be used to increase capital or to compensate for losses, but may not be distributed as cash dividends.

17. Shareholders’ Equity (Continued)

c) Appropriated retained earnings (Continued)

• Undistributed earnings reserve

This reserve is established in accordance with Article 196 of Law No. 6,404/76 to fund the Company’s annual investment program. The destination of net income for the year ended December 31, 2007, includes retention of profits of US$7,954 with a US$7,951 amount, arising from net income for the year, and the US$3 retaining earnings remaining balance. This proposal was intended cover to partially meet the annual investment program established in the 2008 capital budget, ad referendum of the General Shareholders’ Meeting held on April 4, 2008.

The destination of net income for the year ended December 31, 2008, includes retention of profits of US$10,790 with a US$10,175 amount, arising from net income for the year, and the US$615 retaining earnings remaining balance. This proposal was intended cover to partially meet the annual investment program established in the 2009 capital budget, ad referendum of the General Shareholders’ Meeting held on April 8, 2009.

The destination of net income for the year ended December 31, 2009, includes retention of profits of US$10,667 with a US$10,661 amount, arising from net income for the year, and the US$6 retaining earnings remaining balance. This proposal is intended cover to partially meet the annual investment program established in the 2010 capital budget, ad referendum of the General Shareholders’ Meeting to be held on April 22, 2010.

• Statutory reserve

This reserve is provided through an amount equivalent to a minimum of 0.5% of subscribed and fully paid in capital at year-end. The reserve is used to fund the costs incurred with research and technological development programs. The accumulated balance of this reserve cannot exceed 5% of the capital stock, according to Article 55 of the Company’s by-laws.

17. Shareholders’ Equity (Continued)

d) Basic and diluted earnings per share

Basic and diluted earnings per share amounts have been calculated as follows:

	Year ended December 31,

	2009	2008	2007

Net income for the year attributable to
Petrobras	15,504	18,879	13,138

Less priority preferred share dividends	(1,159)	(749)	(813)
Less common shares dividends, up to the
priority preferred shares dividends on a per-
share basis	(1,589)	(1,027)	(1,115)

Remaining net income to be equally
allocated to
common and preferred shares	12,756	17,103	11,210

Weighted average number of shares
outstanding
Common/ADS	5,073,347,344	5,073,347,344	5,073,347,344(*)
Preferred/ADS	3,700,729,396	3,700,729,396	3,700,729,396 (*)

Basic and diluted earnings per share
Common and preferred	1.77	2.15	1.50(*)

Basic and diluted earnings per ADS	3.54	4.30	3.00(*)

(*) Considers effect of 2 for 1 stock split that occurred on April 25, 2008.

e) Dividends and interest on shareholders’ equity

In accordance with the Company’s by-laws, holders of preferred and common shares are entitled to a minimum dividend of 25% of annual net income as adjusted under Brazilian Corporate Law. In addition, the preferred shareholders have priority in the receipt of an annual dividend of at least 3% of the book value of the shares or 5% of the paid-in capital in respect of the preferred shares as stated in the statutory accounting records. As of January 1, 1996, amounts attributed to shareholders as interest (see below) can be deducted from the minimum dividend computation. Dividends are paid in Brazilian reais. The Company paid US$1,535 in dividends during the year ended December 31, 2009 (2008 - US$158, 2007 - US$778). No withholding tax is payable on distributions of dividends made since January 1, 1996.

17. Shareholders’ Equity (Continued)

e) Dividends and interest on shareholders’ equity (Continued)

The Company provides either for its minimum dividends or for the total interest on shareholders’equity where the tax benefit has been recognized as of December 31.

Brazilian corporations are permitted to attribute interest on shareholders’ equity, which may either be paid in cash or be used to increase capital stock. The calculation is based on shareholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the Taxa de Juros de Longo Prazo (long-term interest rate or the “TJLP”) as determined by the Brazilian Central Bank. Such interest may not exceed the greatest of 50% of net income or 50% of retained earnings plus revenue reserves. Interest on shareholders’ equity, is subject to withholding tax at the rate of 15%, except for untaxed or exempt shareholders, as established by Law No. 9,249/95. The Company paid US$6,177 in interest on shareholders’ equity during the year ended December 31, 2009 (2008 - US$4,589, 2007 - US$3,225).

Interest on shareholders’ equity was included with the proposed dividend for the year, as established in the Company’s by-laws, and generated an income tax and social contribution credits of US$1,331 (US$995 in 2008, and US$998 in 2007) (see Note 3).

The proposal for 2009 dividends that is being submitted by the Petrobras Board of Directors for approval of the shareholders at the Ordinary General Meeting to be held on March 31, 2010, in the amount of US$4,565, conforms to the by-laws in regard to guaranteed rights of preferred shares (article 5), include interest on capital, already approved by the Board of Directors, as established in article 9 of Law 9.249/95 and Decrees 2.673/98 and 3.381/00, as follows:

• On June 24, 2009, in the amount of US$1,347 (R$2,632 million), which was made available to shareholders on November 30, 2009, based on the share position of July 3, 2009.

• On September 21, 2009, in the amount of US$964 (R$1,755 million), which was made available to shareholders on December 21, 2009, based on the share position of September 30, 2009.

• On December 17, 2009, in the amount of US$1,002 (R$1,755 million), which was made available to shareholders on December 29, 2009, based on the share position of December 18, 2009.

17. Shareholders’ Equity (Continued)

e) Dividends and interest on shareholders’ equity (Continued)

• On February 26, 2010, the final portion of interest on shareholders’ equity, to be made available based on the shareholding position as of April 22, 2010, the date of the Annual General Shareholders’ Meeting, which will decide on the subject, in the amount of US$601 (R$1,053 million), together with the dividends of US$651 (R$1,140 million).

The portions of interest on shareholders’ equity distributed in advance in 2009 will be discounted from the dividends proposed for this year, corrected by the benchmark (SELIC) rate from the date of its payment until December 31, 2009.

Interest on shareholders’ equity is subject to the levy of 15% (fifteen percent) income tax, except for shareholders that are declared immune or exempt.

The dividends and the final portion of the interest on shareholders’ equity will be paid on a date to be established by the Ordinary General Meeting of Shareholders. These amounts will be monetarily restated from December 31, 2009, to the initial date of payment, according to the variation in the SELIC rate.

On April 08, 2009, the Ordinary General Meeting approved dividends referring to the year ended December 31, 2008, in the amount of US$4,242, conforms to the by-laws in regard to guaranteed rights of preferred shares (article 5), include interest on shareholders’ equity, already approved by the Board of Directors, in the amount of US$3,004. Interest on shareholders’ equity is subject to withholding tax at the rate of 15%, except for untaxed or exempt shareholders. The dividends were monetarily restated in accordance with the SELIC rate variation as from December 31, 2008 to the initial date of payment.

Dividends and interest on shareholders’ equity were distributed as follows:

• On April 29, 2009, amounting to US$1,527 (R$3,334 million), which was made available to shareholders based on the shareholding position of December 26, 2008, monetarily restated in accordance with the SELIC rate variation as from December 31, 2008;

• On June 24, 2009, amounting to US$1,690 (R$3,334 million), which was made available to shareholders based on the shareholding position of December 26, 2008, monetarily restated in accordance with the SELIC rate variation as from December 31, 2008;

• The remaining balance of dividends relating to the financial year of 2008, was made available to shareholders on August 14, 2009.

17. Shareholders’ Equity (Continued)

e) Dividends and interest on shareholders’ equity (Continued)

On April 04, 2008, the Ordinary General Meeting approved dividends referring to the year ended December 31, 2007, in the amount of US$3,715, conforms to the by-laws in regard to guaranteed rights of preferred shares (article 5), include interest on shareholders’ equity, already approved by the Board of Directors. The dividends were monetarily restated in accordance with the SELIC rate variation as from December 31, 2007 to the initial date of payment.

The remaining balance of dividends relating to the financial year of 2007, approved by the Ordinary General Meeting held on April 04, 2008, in the amount of US$495 (after deducting those distributed earlier to shareholders on January 23, March 31 and April 30, 2008, in the amount of US$3,220), were paid out to shareholders on June 03, 2008.

Interest on shareholders’ equity was included with the proposed dividend for the year, as established in the Company’s By-laws.

Brazilian law permits the payment of dividends only from retained earnings as stated in the statutory accounting records. At December 31, 2009, the Company had appropriated all such retained earnings.

In addition, at December 31, 2009, the undistributed reserve in appropriated retained earnings, amounting to US$30,755, may be used for dividend distribution purposes, if so approved by the shareholders, however, the Company’s stated intent is to use such reserve to fund working capital and capital expenditures.

18. Domestic and International Acquisitions

a) Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of the net assets acquired in the acquisition of a business. In accordance with Codification Topic 350 - Goodwill and Other Intangible Assets (“ASC 350”), the Corporation’s goodwill is not amortized, but is tested for impairment at a reporting unit level, which is an operating segment or one level below an operating segment. The Company conducts its annual goodwill impairment review in the fourth quarter of each year and whenever events and changes in circumstances suggest that the carrying amount may not be recoverable.

Goodwill impairment encompasses a two step approach. In the first step the Company compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value is lower than the carrying amount including goodwill, there is an indication of impairment loss that is measured by performing the second step. In the second step, the estimated fair value from the first step is used as the purchase price in a hypothetical acquisition of the reporting unit. Purchase business combination accounting rules are followed to determine a hypothetical purchase price allocation to the reporting unit’s assets and liabilities. The residual amount of goodwill that results from this hypothetical purchase price allocation is compared to the recorded amount of goodwill for the reporting unit, and the recorded amount is written down to the hypothetical amount, if lower.

During the fourth quarter of 2008, the Company recorded a goodwill impairment of US$223 in Petrobras’ indirect subsidiary in United States, Pasadena Refining System, that encompasses a refinery and a trading company. The primarily factors for the goodwill impairment were: (a) a decline in the price of crude oil and oil products (b) a gross margin decrease of refined products in the wholesale market, and (c) a decrease in the demand for refined products.

Change in the balance of goodwill for the years ended December 31, 2009 and 2008:

Balance as of December 31, 2007	313
Goodwill from PIB BV	50
Goodwill impairment of Pasadena Refining System	(223)
Cumulative translation adjustment	(22)

Balance as of December 31, 2008	118

Cumulative translation adjustment	21

Balance as of December 31, 2009	139

18. Domestic and International Acquisitions (Continued)

b) Acquisition of distribution interests in Chile

On April 30, 2009, Petrobras, through its wholly owned subsidiaries Petrobras Venezuela Investments & Services B.V. e Petrobras Participaciones, S.L., located in the Netherlands and Spain, respectively, concluded the process for the acquisition of the distribution and logistics businesses of ExxonMobil in Chile, with the payment of US$400, net of the cash and cash equivalents of the purchased companies. Due to immateriality, proforma information has not been presented.

On December 1, 2009 Petrobras acquired Chevron Chile S.A.C, which produces and sells lubricants of the Texaco brand in Chile, for approximately US$14.

c) Sale option of the Pasadena refinery by Astra

In a decision handed down on April 10, 2009, in the existing arbitration process between Petrobras America Inc - PAI and others and Astra Oil Trading NV - ASTRA and others, which was in progress in accordance with the arbitration rules of the International Centre for Dispute Resolution, the exercise of the put option exercised by ASTRA was confirmed as valid with respect to PAI and subsidiaries of the remaining 49.13% of the shares of ASTRA in Pasadena Refinery Systems Inc. ("PRSI"), and in the correlated trading company. PRSI owns the Pasadena Refinery, with an operating office in Texas. The operating, management and financial responsibilities have already been transferred to PAI, since September 17, 2008, based on preliminary decision of October 24, 2008.

According to the decision on April 10, 2009, the amount to be paid by PAI for the remaining shareholding interest in the refinery and in the trading company in Pasadena was fixed at US$466. The payment would be made in three installments, the first in the amount of US$296 (originally due on April 27, 2009, according to the decision) and the following two payments in the amount US$85 each, with due dates fixed by the arbitrators for September 2009 and September 2010. The disputing parties presented requests for clarification to the arbitration panel on certain points of the decision, but on June 3, 2009 the arbitration panel had already confirmed “in totum” the original decision without presenting any further explanations. The arbitration decision also determined, in addition to the amount attributed to the purchase of that shares, reimbursement to ASTRA by PAI of the amount of US$156, consisting of a guarantee related to the loan taken out by the Trading Company from BNP Paribas, since the line of credit for this Company from the aforementioned bank had been closed.

The amounts corresponding to the purchase of the shares and the reimbursement of the payment of the guarantee to ASTRA by BNP have been recognized in the accounting by the Company since the arbitration decision in April 2009. At December 31, 2009, these amounts corresponded to US$488 and US$177, respectively, already considering the interest due up to this date.

In March 2009 a loss was recognized in the amount of US$147, corresponding to the difference between the fair value of the net assets and the value defined by the arbitration panel.

18. Domestic and International Acquisitions (Continued)

c) Sale option of the Pasadena refinery by Astra (Continued)

In April 2009, the Company recorded a charge of US$289 as Additional Paid in Capital due to the acquisition of the remaining 49.13% of the shares of ASTRA in Pasadena Refinery Systems Inc. ("PRSI"), which relates to the difference between the fair value of the shares acquired and the noncontrolling interest carrying amount at the closing date.

Until now the parties have not reached an agreement with respect to the finalization of various pending items existing between them, some of them the object of double collection on the part of ASTRA, for signing the overall term of agreement that will put an end to the litigation and permit the payments that are the object of the arbitration decision.

On March 10, 2010, the Federal Court of Houston, Texas, USA confirmed the arbitration award handed down on April 10, 2009, rejecting a request by PAI for extinguishment of the process without resolution of merit, through incompetence of the judge, and of partial annulment and modification of the arbitration ward. It ratified, notwithstanding, the decision that PAI acquired 100% of the shareholding of Astra Oil Trading NV in PRSI. PAI is going to appeal the part of the decision that confirmed the competence of the Federal Court in question and other aspects of the decision.

Judicial proceedings in which requests are made for reciprocal indemnifications made by the parties also continue in progress. Additionally, PRSI and the Trading Company are seeking recovery of certain accounting and fiscal books and records of these companies incorrectly withheld by ASTRA and two legal firms.

18. Domestic and International Acquisitions (Continued)

d) Purchase options for specific purpose companies

In 2009 Petrobras exercised its purchase option for the SPEs listed below, as forecast in the option agreement for the purchase of shares executed between Petrobras and the former shareholders of the SPEs.

Date of the option	Project	Corporate name of the SPE	% of shares	Value of the option	Additional Paid in Capital

April 30, 2009	Marlim	Marlim Participações S.A.	100%	US$0.402	-
December 11, 2009	CLEP	Companhia Locadora de Equipamentos Petrolíferos	100%	US$52	US$983
December 30, 2009	NovaMarlim	NovaMarlim Participações S.A.	43.43%	US$0.345	US$13

The consummation of the transfer of the remaining shares of NovaMarlim Participações S.A., 56.57% of the capital, depends on the conclusion of the formal procedures with the bookkeeping agency

As the Company’s previous variable interest in these VIEs were being accounted for in accordance with ASC Topic 810-10-25 (“Variable Interest Entities”), the 2009 share acquisition had no material impact on Petrobras’ consolidated accounting records.

19. Commitments and Contingencies

Petrobras is subject to a number of commitments and contingencies arising in the normal course of its business. Additionally, the operations and earnings of the Company have been, and may be in the future, affected from time to time in varying degrees by political developments and laws and regulations, such as the Federal Government’s continuing role as the controlling shareholder of the Company, the status of the Brazilian economy, forced divestiture of assets, tax increases and retroactive tax claims, and environmental regulations. The likelihood of such occurrences and their overall effect upon the Company are not predictable.

In an effort to ensure procurement of oil products for the Company’s customers, the Company currently has several short and long-term normal purchase contracts with maturity dates up to 2017, which collectively obligate it to purchase a minimum of approximately 172,188 barrels of crude oil and oil products per day at market prices.

Petrobras provided guarantees to the ANP for the minimum exploration program defined in the concession contracts for exploration areas, totaling US$2,355 (US$2,513 in 2008). Out of this total, US$2,042 (US$1,154 in 2008) represents a pledge on the oil to be extracted from previously identified fields already in production, for areas in which the Company had already made commercial discoveries or investments. For areas whose concessions were obtained by bidding from the ANP, Petrobras has given bank guarantees totaling US$333 through December 31, 2009 (US$522 in 2008).

Petrobras entered into an agreement with Yacimientos Petrolíferos Fiscales Bolivianos (YPFB), to purchase a total of 201,9 billion m3 of natural gas during the term of the agreement, undertaking to purchase minimum annual volumes at a price calculated according to a formula indexed to the price of fuel oil. The agreement is valid until 2019 and will be renewed until the total contracted volume has been consumed. The pipeline achieved an average throughput of 22.0 million cubic meters per day during 2009.

In the period between 2002 and 2005, Petrobras bought less than the minimum volume established in the agreement with YPFB and paid US$81 at December 31, 2009, referring to the volumes not transported, the credits for which will be realized through the drawing of future volumes.

The commitments for purchases of gas up to the end of the agreement represent annual average volumes of 24 million cubic meters per day.

In the fourth quarter of 2009 Petrobras and YPFB signed a contractual addendum which regulates the payment of additional amounts to YPFB referring to the quantity of liquids (heavy hydrocarbons) present in the natural gas imported by Petrobras from YPFB through a Gas Supply Agreement (GSA). The addendum establishes additional amounts between US$100 and US$180 per year, applied to the volumes of gas delivered as from May 2007. With respect to 2007, the obligation for additional payment by Petrobras was recorded as a provision and was settled in February 2010. The payment of the amounts referring to subsequent years will only be due after compliance with a condition precedent established in the addendum, which will demand additional negotiations with YPFB.

19. Commitments and Contingencies (Continued)

a) Litigation

The Company is a defendant in numerous legal actions involving civil, tax, labor, corporate and environment issues arising in the normal course of its business. Based on the advice of its internal legal counsel and management’s best judgment, the Company has recorded accruals in amounts sufficient to provide for losses that are considered probable and reasonably estimable. At December 31, 2009 and 2008, the respective amounts accrued by type of claims are as follows:

	As of December 31,

	2009	2008

Labor claims	71	50
Tax claims	94	81
Civil claims	272	220
Commercials claims and other contingencies	63	28

Total	500	379

Current contingencies	(31)	(23)

Long-term contingencies	469	356

As of December 31, 2009 and 2008, in accordance with Brazilian law, the Company had paid US$1,158 and US$798 respectively, into federal depositories to provide collateral for these and other claims until they are settled. These amounts are reflected in the balance sheet as restricted deposits for legal proceedings and guarantees.

19. Commitments and Contingencies (Continued)

a) Litigation (Continued)

Plaintiff: Porto Seguro Imóveis Ltda.

On November 23, 1992, Porto Seguro Imóveis Ltda., a minority shareholder of Petroquisa, filed a suit against Petrobras in the State Court of Rio de Janeiro related to alleged losses resulting from the sale of a minority holding by Petroquisa in various petrochemical companies included in the National Privatization Program introduced by Law No. 8,031/90.

In this suit, the plaintiff claims that Petrobras, as the majority shareholder in Petroquisa, should be obliged to reinstate the “loss” caused to the net worth of Petroquisa, as a result of the acts that approved the minimum sale price of its holding in the capital of privatized companies. A decision was handed down on January 14, 1997, that considered Petrobras liable with respect to Petroquisa for losses and damages in an amount equivalent to US$3,406.

In addition to this amount, Petrobras was required to pay the plaintiff 5% of the value of the compensation as a premium (see art. 246, paragraph 2 of Law No. 6,404/76), in addition to attorneys’ fees of approximately 20% of the same amount.

19. Commitments and Contingencies (Continued)

a) Litigation (Continued)

Plaintiff: Porto Seguro Imóveis Ltda. (Continued)

In performance of the decision published on June 05, 2006, the Company is now awaiting assignment of the agenda to re-examine the matter relating to the blocking of Petrobras’ Special Appeal.

Petrobras filed a special, extraordinary appeal before the Superior Court of Justice (STJ) and the Federal Supreme Court (STF), which were rejected. Petrobras then filed an interlocutory appeal against the decision before the Superior Court of Justice and the Federal Supreme Court.

The Special Appeal offered by Porto Seguro, which sought to bar the processing of the Special Appeal by Petrobras was heard and dismissed in December 2009.

The publication of this decision and judgment of the aforementioned Special Appeal through which Petrobras seeks to totally reverse the sentence is being awaited.

If the award is not reversed, the indemnity estimated to Petroquisa, including monetary correction and interest, would be US$9,204. As Petrobras owns 100% of Petroquisa’s share capital, a portion of the indemnity estimated at US$6,075, will not represent a disbursement from Petrobras’ Group. In case of loss, Petrobras would have to pay US$460 to Porto Seguro and US$1,841 to Lobo & Ibeas by means of attorney’s fees. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

19. Commitments and Contingencies (Continued)

a) Litigation (Continued)

Plaintiff: The Fisherman’s Federation of the State of Rio de Janeiro (FEPERJ)

On behalf of its members, FEPERJ is making a number of claims for indemnification as a result of an oil spill in Guanabara Bay which occurred on January 18, 2000. At the time, Petrobras paid out extrajudicial indemnification to all who proved they were fishermen when the accident happened. According to the records of the national fishermen’s registry, only 3,339 people were eligible to claim indemnification.

On February 2, 2007, the decision, partially accepting the expert report, was published and, on the pretext of quantifying the amount of the conviction, established that the parameters for the respective calculation based on the criteria would result in an amount of US$633. Petrobras appealed against this decision before the Court of Appeals of Rio de Janeiro, as the parameters stipulated in that the decision had already been specified by the Court of Appeals of Rio de Janeiro, itself. The appeal was accepted. On June 29, 2007, the decision of the First Civil Chamber of the Court of Appeals of the State of Rio de Janeiro was published, denying approval of the appeal filed by Petrobras and approving the appeal lodged by FEPERJ. Special appeals were lodged by Petrobras against this decision, wich in a decision handed down on November 19, 2009 by the Superior Court of Justice, were considered fit annul the court decision of the First Civil Chamber of the Superior Court of Rio de Janeiro.

Publication of the court decision is being awaited in order to evaluate whether new appeals will be lodged by FEPERJ, or whether they process will be returned to the Superior Court of Rio de Janeiro for a new hearing.

In accordance with the Company’s expert assistant calculation, the recorded amount of US$24 represents the award that will be set by the court at the end of the process. Based on its legal counsels’ advice, the Company has assessed risk of loss to be probable.

Plaintiff: Distribution Companies

In the period from 2000 to 2001, Petrobras was sued in court by certain small oil distribution companies under the allegation that it did not pass on to state governments the State Value-Added Tax (ICMS) collected according to the legislation upon fuel sales. These suits were filed in the states of Goiás, Tocantins, Bahia, Pará, Maranhão and in the Federal District.

19. Commitments and Contingencies (Continued)

a) Litigation (Continued)

Plaintiff: Distribution Companies (Continued)

Of the total amount related to these legal actions of approximately US$312, up to December 31, 2009, some US$46 (US$34 in 2008) had been withdrawn from the Company’s accounts as a result of judicial rulings of advance relief, which were annulled as a result of an appeal filed by the Company.

The Company, with the support of the state and federal authorities, has succeeded in stopping the execution of other withdrawals, and is making all possible efforts to obtain reimbursement of the amounts that were previously withdrawn from its accounts.

The current position of our legal advisers is that there is no expectation of future disbursements for the Company under these proceedings.

Plaintiff: IBAMA (Brazilian Institute for the Environment and Renewable Resources)

Failure to comply with the Settlement and Commitment Agreement (TAC) clause relating to Campos Basin of August 11, 2004 by continuing drilling without prior consent. The lower administrative court sentenced Petrobras to pay for the non-compliance to the TAC. The Company filed a hierarchical appeal to the Ministry of the Environment which is awaiting judgment. The maximum exposure including monetary restatement for Petrobras as at December 31, 2009, is US$88. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

b) Notification from the INSS - joint liability

The Company received various tax assessments related to social security amounts payable as a result of irregularities in presentation of documentation required by the INSS, to eliminate its joint liability in contracting civil construction and other services, stipulated in paragraphs 5 and 6 of article 219 and paragraphs 2 and 3 of article 220 of Decree No. 3,048/99.

In order to guarantee the appeals’ filing and/or the obtainment from INSS of Debt Clearance Certificate, US$66 from the amounts disbursed by the Company is recorded as restricted deposits for legal proceedings and guarantees and may be recovered under the respective proceedings in progress, which are related to 331 assessments amounting to US$209 at December 31, 2009. Petrobras’ legal department expects a possible defeat regarding these assessments, as it considers the risk of future disbursement to be possible.

19. Commitments and Contingencies (Continued)

c) Tax assessments

Plaintiff: Internal Revenue Service of Rio de Janeiro - Withholding Income Tax related to charter of vessels

The Internal Revenue Service of Rio de Janeiro filed two Tax Assessments against the Company in connection with Withholding Income Tax (IRRF) on foreign remittances of payments related to charter of vessels of movable platform types for the years 1999 through 2002.

The Internal Revenue Service, based on Law No. 9,537/97, Article 2, considers that drilling and production platforms cannot be classified as sea-going vessels and therefore should not be chartered but leased. Based on this interpretation, overseas remittances for servicing chartering agreements would be subject to withholding tax at the rate of 15% or 25%.

Petrobras has defended itself against these tax assessments. Administrative appeals were lodged with High Court of Appeals for Fiscal Matters, last administrative level, which still await trial. The maximum exposure including monetary restatement for Petrobras as of December 31, 2009 is US$2,522. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

Plaintiff: Rio de Janeiro state finance authorities - II and IPI Tax related to the LSinking of P-36 Platform

Rio de Janeiro state finance authorities filed a Tax Assessment against the Company in connection with II (Import Tax) and IPI (Federal VAT) related to the Sinking of P-36 Platform. Trial court ruling against Petrobras. An appeal was lodged, which is pending judgment. Petrobras filed for a writ of mandamus and obtained an injunction that barred tax collection until the investigations determining the reasons causing the sinking of the platform have been concluded. The Federal Government / National Finance Office have filed an appeal which is pending judgment. With the decision of the Maritime Court, the Company filed a Tax Debt Annulment Lawsuit and obtained an injuction suspending the collection of the tax. The maximum exposure including monetary restatement for Petrobras as of December 31, 2009, is US$149 of II and US$67 of IPI. Based on its legal counsels’ advice, the Company has assessed risk of loss to be remote.

19. Commitments and Contingencies (Continued)

c) Tax assessments (Continued)

Plaintiff: Rio de Janeiro state finance authorities - ICMS Tax related to the Sinking of P-36 Platform

Rio de Janeiro state finance authorities filed a Tax Assessment against the Company in connection with ICMS (Domestic value-added tax) related to the Sinking of P-36 Platform. Lower court decision favorable to Petrobras. Appeal filed by the State of Rio de Janeiro and by Petrobras, with respect to the amount of the fees. By a majority decision the appeal of the State of Rio de Janeiro was approved and the appeal by the Company was considered invalid. Petrobras invoked motions to reverse or annul the court decision which are waiting a hearing. The maximum exposure including monetary restatement for Petrobras as of December 31, 2009, is US$494. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

Plaintiff: Rio de Janeiro state finance authorities - II and IPI Tax related to Termorio equipments

Rio de Janeiro state finance authorities filed a Tax Assessment against the Company in connection with II (Import Tax) and IPI (Federal VAT) contesting the tax classification as Other Electricity Generation Groups for the import of the equipment belonging to the thermoelectric power station Termorio S.A.

On August 15, 2006, Termorio filed in the inspector’s department of the Federal Revenue Department of Rio de Janeiro a refutation against this tax deficiency notice, considering that the tax classifications that were made were based on a technical report of a renowned institute. In a session on October 11, 2007, the First Panel of Judgment dismissed the tax assessment, prevailing over a judge who voted for partial granting. The inspector’s department of the Federal Revenue Department lodged an appeal with the Taxpayers’ Council, which has not yet been heard. The maximum exposure including monetary restatement for Petrobras as of December 31, 2009, is US$408. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

19. Commitments and Contingencies (Continued)

c) Tax assessments (Continued)

Plaintiff: Federal Revenue Service - Contribution of Intervention in the Economic Domain - CIDE

The Federal Revenue service filed a Tax Assessment against the Company due to non-payment in the period of March 2002 to October 2003 of the Contribution of Intervention in the Economic Domain - CIDE, the per-transaction tax payable to the Brazilian government, required to be paid by producers, blenders and importers upon sales and purchases of specified oil and fuel products at a set amount for different products based on the unit of measurement typically used for such products, pursuant to court orders obtained by Distributors and Fuel Stations, protecting them from levying of this charge. The lower court ruled the charge was correct. Petrobras filed a Voluntary Appeal, which is awaiting a hearing. The maximum exposure for Petrobras, including monetary restatement, as at December 31, 2009 is US$660. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

Plaintiff: State Revenue Service of São Paulo

São Paulo state finance authorities filed a Tax Assessment against the Company in connection with the exclusion of the imports of natural gas from Bolívia from the ICMS taxation. The lower court ruled the charge was correct. Petrobras filed a Voluntary Appeal. The maximum exposure for Petrobras, including monetary restatement, as December 31, 2009 is US$423. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

Plaintiff: Federal Revenue Service

The Federal Revenue Service filed a Tax Assessment against the Company related to IRRF - Withholding Income Tax on remittances to pay for oil imports. The lower court considered the assessment to be groundless. There was an appeal by the Federal Revenue Department to the Tax Payers’ Council that was approved. Petrobras filed a spontaneous appeal which is awating a hearing. The maximum exposure including monetary restatement for Petrobras as at December 31, 2009 is US$497. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

19. Commitments and Contingencies (Continued)

c) Tax assessments (Continued)

Plaintiff: Federal Revenue Service - Contribution of Intervention in the Economic Domain Charge- CIDE

The Federal Revenue service filed a Tax Assessment against the Company in connection with the failure by Petrobras to withhold CIDE (Contribution of Intervention in the Economic Domain Charge) on naphtha import operations resold to Braskem. The lower court considered the assessment to have grounds. Petrobras filed a spontaneous appeal which was transformed into inspections in the Company’s establishments. The maximum exposure for Petrobras, including monetary restatement, as at December 31, 2009, is US$1,100. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

19. Commitments and Contingencies (Continued)

c) Tax assessments (Continued)

Plaintiff: Federal Revenue Service - Contribution of Intervention in the Economic Domain Charge- CIDE

The Federal Revenue service filed a Tax Assessment against the Company in connection with the failure by Petrobras to withhold CIDE (Contribution of Intervention in the Economic Domain Charge) on propane and butane import operations.

Concluded at the administrative level. It is awaiting the start of the tax foreclosure by the Federal Revenue Department. The Company obtained early legal relief suspending the demandability of the credit through the deposit for appeal, made through Guarantee Insurance. The maximum exposure for Petrobras, including monetary restatement, as at December 31, 2009, is US$109. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

Plaintiff: Agência Nacional do Petróleo, Gás Natural e Biocombustíveis (National Petroleum, Natural Gas and Biofuels Agency, or ANP) - Special Participation in the Marlim Field – Campos Basin

On July 18, 2007, Petrobras was notified of a new ANP board resolution requiring payment of additional government participation charges retroactively to 1998. This resolution, which annulled an earlier board resolution, determined that Petrobras should make an additional payment in the amount of US$230 for special government participation charges from the Marlim field.

In 2007, Petrobras filed suit to challenge the new method used by the ANP to calculate the special participation tax. The lower court decided in favor of the ANP, and this decision was upheld by a regional federal court on September 30, 2009. Petrobras subsequently appealed this decision to higher courts in Brasilia.

On October 23, 2009, Petrobras, the ANP and the State of Rio de Janeiro reached an agreement to resolve the dispute out of court. The amount owed to the ANP for retroactive special participation from the Marlim field was fixed at US$1,034 as of October 23, 2009, payable in eight consecutive monthly installments and adjusted by the benchmark SELIC rate, which as fully provided in the fourth quarter of 2009. Petrobras has made three payments of the installments, and the remaining balance as of December 31, 2009 was US$759.

This settlement definitively resolves any and all legal and administrative actions relating to this matter.

19. Commitments and Contingencies (Continued)

c) Tax assessments (Continued)

Plaintiff: Federal Revenue Department of Rio de Janeiro - Income Tax Withheld at Source and Tax on Financial Operations related to CLEP

On July 16, 2009, Companhia Locadora de Equipamentos Petrolíferos (CLEP), received an assessment notice questioning the rate of Income Tax Withheld at Source and Tax on Financial Operations (IOF), applicable to the issuing of securities abroad. Possibility of applying the Brazil - Japan Treaty (Dec. 61.889/67) . On August 14, 2008, CLEP filed a refutation of this tax assessment notice in the Regional Federal Revenue Office of Rio de Janeiro. On September 3, 2009 the process was remitted to the Control and Hearing Service - DRJ. The maximum updated exposure for Petrobras as at December 31, 2009 is US$187.

Plaintiff: State Revenue Service of Rio de Janeiro

Rio de Janeiro state finance authorities filed a Tax Assessment against the Company in connection with the exclusion of the LNG transfer operations in the ambit of the centralizing establishment from the ICMS taxation. Unfavorable decision for Petrobras. Spontaneous appeal filed in the Taxpayers’ Council, which is awaiting a hearing. The maximum exposure for the Company, including monetary restatement, as December 31, 2009 is US$101. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

Plaintiff: Municipal governments of Anchieta, Aracruz, Guarapari, Itapemirim, Jaguaré, Marataízes, Serra, Vila Velha and Vitória

Some municipalities located in the State of Espírito Santo have filed notices of infraction against Petrobras for the supposed failure to withhold service tax of any nature (ISSQN) on offshore services. Petrobras withheld the ISSQN; however, it paid the tax to the municipalities where the respective service providers are established, in accordance with Complementary Law 116/03. The Company presented administrative defenses with the aim of canceling the assessments and the majority are in the process of being heard. Of the municipalities with respect to those that have already exhausted the discussion (at the administrative level), only the municipality of Itapemirim has filed tax collection proceedings. In this judicial case, the Company has offered a guarantee and is defending itself, considering it paid the service tax (ISS) correctly, in the terms of Complementary Law 116/2003. The maximum exposure for the Company, including monetary restatement, as December 31, 2009 is US$101. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

19. Commitments and Contingencies (Continued)

c) Tax assessments (Continued)

Plaintiff: State Revenue Service of Rio de Janeiro

Rio de Janeiro state finance authorities filed a Tax Assessment against the Company in connection with the incorrect use of ICMS credits from drilling bits and chemical products used in formulating drilling fluid. The State Finance Department of Rio de Janeiro drafted notices of tax assessment as it understands that they comprise material for use and consumption, for which use of the credit will only be permitted as from 2011. The Company presented administrative defenses with the aim of cancelling the assessments and the majority are still in the process of being heard. The maximum exposure for the Company, including monetary restatement, as December 31, 2009 is US$326. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

Plaintiff: State Revenue Service of São Paulo

São Paulo state finance authorities filed a Tax Assessment against the Company in connection with termination of collection of ICMS and a fine for importing and non-compliance with an accessory obligation Temporary admission – Drilling rig - Admission in Sao Paulo - Customs clearance in Rio de Janeiro. (ICMS agreement 58/99). The lower court considered the assessment to have grounds. A spontaneous appeal was lodged on December 23, 2009, which is awaiting a hearing. The maximum exposure for the Company, including monetary restatement, as December 31, 2009 is US$1,294. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

Plaintiff: Finance and Planning Department of the Federal District

Federal District finance authorities filed a Tax Assessment against the Company in connection with payment of ICMS due to omission on exit (Inventories). The lower court considered the assessment to have grounds. Petrobras filed a spontaneous appeal which is awaiting a hearing. The maximum exposure for the Company, including monetary restatement, as December 31, 2009 is US$1,022. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

19. Commitments and Contingencies (Continued)

d) Environmental matters

The Company is subject to various environmental laws and regulations. These laws regulate the discharge of oil, gas or other materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of such materials at various sites.

The Company’s management considers that any expenses incurred to correct or mitigate possible environmental impacts should not have a significant effect on operations or cash flows.

PEGASO - (Programa de Excelência em Gestão Ambiental e Segurança Operacional)

During 2000 the Company implemented an environmental excellence and operational safety program - PEGASO - (Programa de Excelência em Gestão Ambiental e Segurança Operacional). The Company made expenditures of approximately US$5,303 from 2000 to December 31, 2009 under this program. During the years ended December 31, 2009 and 2008 the Company made expenditures of approximately US$300 and US$355, respectively. The Company believes that future payments related to environmental clean-up activities resulting from these incidents, if any, will not be material.

Presidente Getúlio Vargas refinery oil spill

On July 16, 2000, an oil spill occurred at the Presidente Getúlio Vargas refinery releasing crude oil in the surrounding area. The Federal and State of Paraná Prosecutors have filed a civil lawsuit against the Company seeking US$1,176 in damages, which have already been contested by the Company. Additionally, there are two other actions pending, one by the Instituto Ambiental do Paraná (Paraná Environmental Institute) and by another civil association called AMAR that have already been contested by the Company. Awaiting initiation of the expert investigation to quantify the amount. The court determined that the suits brought by AMAR and the Federal and State Prosecutors be tried as one. The maximum exposure including monetary restatement for Petrobras as of December 31, 2009, is US$73 related to AMAR and US$2,795 to The Federal and State of Paraná Prosecutors.

Based on its legal counsels’ advice, the Company’s Administration has assessed risk of loss to be possible.

19. Commitments and Contingencies (Continued)

d) Environmental matters (Continued)

Araucária-Paranaguá pipeline rupture

On February 16, 2001, the Company’s Araucária-Paranaguá pipeline ruptured and as a result fuel oil was spilled into the Sagrado, Meio, Neves and Nhundiaquara Rivers located in the state of Paraná. As a result of the accident, the Company was fined approximately US$80 by the Instituto Ambiental do Paraná (Paraná Environmental Institute), which was contested by the Company through administrative proceeding but the appeal was rejected. The court determined that the suits brought by AMAR and the Federal and State Prosecutors be tried as one. The maximum exposure including monetary restatement for Petrobras as of December 31, 2009, is US$76. Based on its legal counsels’ advice, the Company’s Administration has assessed risk of loss to be possible.

Oil spill related to the sinking of P-36 Platform

On March 15, 2001, a spill resulting from the accident involving the P-36 platform occurred, causing a release of diesel fuel and crude oil. According to that published on May 23, 2007, the claim was considered to have grounds, in part, to sentence Petrobras to pay the amount of US$56 (R$100 million) in damages for the damage caused to the environment, to be restated monthly and with 1% per month interest on arrears as counted from the date on which the event took place. Petrobras filed a motion for clarification, which is pending judgment. The maximum exposure including monetary restatement for Petrobras as of December 31, 2009, is US$143. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

e) Processes for small amounts

The Company is involved in a number of legal and administrative proceedings with expectations of possible losses, whose total reaches US$302, broken down as follows: US$74 for civil actions, US$145 for labor actions and US$83 for tax actions.

19. Commitments and Contingencies (Continued)

f) Minimum operating lease payments

The Company is committed to make the following long-term minimum payments related to operating leases as of December 31, 2009:

2011	7,336
2012	6,204
2013	5,161
2014	3,894
2015	2,511
2016 and thereafter	4,069

Minimum operating lease payment commitments	29,175

The Company incurred US$3,939, US$2,983 and US$2,683, in rental expense on operating leases at December 31, 2009, 2008 and 2007, respectively.

20. Derivative Instruments, Hedging and Risk Management Activities

The Company is exposed to a number of market risks arising from its normal course of business. Such market risks principally involve the possibility that changes in interest rates, foreign currency exchange rates or commodity prices will adversely affect the value of the Company’s financial assets and liabilities or future cash flows and earnings.

The Company maintains a corporate risk management policy that is executed under the direction of the Company’s executive officers. In 2004, the Executive Committee of Petrobras set up the Risk Management Committee composed of executive managers from all the business departments and from a number of corporate departments. This committee, as well as having the objective of assuring integrated management of exposures to risks and formalizing the main guidelines for the Company’s operation, aims at concentrating information and discussing actions for risk management, facilitating communication with the executive offices and the Board of Directors in aspects related to best corporate governance practices.

The risk management policy of the Petrobras System aims at contributing towards an appropriate balance between its objectives for growth and return and its level of risk exposure, whether inherent to the exercise of its activities or arising from the context within which it operates, so that, through effective allocation of its physical, financial and human resources the Company may attain its strategic goals.

20. Derivative Instruments, Hedging and Risk Management Activities (Continued)

The Company may use derivative and non-derivative instruments to implement its corporate risk management strategy. However, by using derivative instruments, the Company exposes itself to credit and market risk. Credit risk is the failure of a counterparty to perform under the terms of the derivative contract. Market risk is the possible adverse effect on the value of an asset or liability, including financial instruments that results from changes in interest rates, currency exchange rates, or commodity prices. The Company addresses credit risk by restricting the counterparties to such derivative financial instruments to major financial institutions. Market risk is managed by the Company’s executive officers. The Company does not hold or issue financial instruments for trading purposes.

a) Commodity price risk management

The Company is exposed to commodity price risks as a result of the fluctuation of crude oil and oil product prices. The Company’s commodity risk management activities are primarily undertaking through the uses of future contracts traded on stock exchanges; and options and swaps entered into with major financial institutions. The Company does not use derivatives contracts for speculative purposes.

The Company does not usually use derivatives to manage overall commodity price risk exposure, taking into consideration that the Company’s business plan uses conservative price assumptions associated to the fact that, under normal market conditions, price fluctuations of commodities do not represent a substantial risk to achieving strategic objectives.

The decision to enter into hedging or non-hedging derivatives is reviewed periodically and recommended, or not, to the Risk Management Committee. If entering into derivative is indicated, in scenarios with a significant probability of adverse events, and such decision is approved by the Board of Directors, the derivative transactions should be carried out with the aim of protecting the Company’s solvency, liquidity and execution of the corporate investment plan, considering an integrated analysis of all the Company’s risk exposures.

Outstanding derivatives contracts were entered into in order to mitigate price risk exposures from specific transactions, in which positive or negative results in the derivative transactions are totally or partially offset by the opposite result in the physical positions. The transactions covered by commodity derivatives are: certain cargoes traded from import and export operations and transactions between different geographical markets.

As a result of the Company currently price risk management, the derivatives are contracted as short term operations, to mitigate the price risk of specific forecasted transactions. The operations are carried out on the New York Mercantile Exchange (NYMEX) and the Intercontinental Exchange (ICE), as well as on the international over-the-counter market.

20. Derivative Instruments, Hedging and Risk Management Activities (Continued)

a) Commodity price risk management (Continued)

The Company’s exposure from these contracts is limited to the difference between the contract value and market value on the volumes contracted. Crude oil future contracts are marked-to-market and related gains and losses are recognized in currently period earnings, irrespective of when the physical crude sales occur.

The main parameters used in risk management for variations of Petrobras’ oil and oil products prices are the cash flow at risk (CFAR) for medium-term assessments, Value at Risk (VAR) for short-term assessments, and Stop Loss. Corporate limits are defined for VAR and Stop Loss.

The hedges settled during the period from January to December 2009 corresponded to approximately 17% of the traded volume of imports and exports to and from Brazil plus the total volume of the products traded abroad.

The main counterparts of operations for derivatives for oil and oil products are the New York Stock Exchange (NYMEX), Intercontinental Exhange (ICE), BP North America Chicago, Morgan Stanley and TOTAL.

The commodity derivatives contracts are reflected at fair value as either assets or liabilities on the Company’s consolidated balance sheets recognizing gain or losses in earnings, using market to market accounting, in the period of change.

As of December 31, 2009, the Company had the following outstanding commodity derivative contracts that were entered into:

Commodity Contracts	Notional amount in thousands of bbl*
Maturity 2009	As of December 31, 2009

Futures and Forwards contracts	9,585
Options contracts	1,150

* A negative notional value represents a sale position.

At December 31, 2009, the portfolio for commercial operations carried out abroad, as well as the derivatives for their protection through derivatives for oil and oil products, presented a maximum estimated loss per day (VAR - Value at Risk), calculated at a reliability level of 95%, of approximately US$26.

20. Derivative Instruments, Hedging and Risk Management Activities (Continued)

b) Foreign currency risk management

Exchange risk is one of the financial risks that the Company is exposed to and it originates from changes in the levels or volatility of the exchange rate. With respect to the management of these risks, the Company seeks to identify and handle them in an integrated manner, seeking to assure efficient allocation of the resources earmarked for the derivative.

Taking advantage of operating in an integrated manner in the energy segment, the Company seeks, primarily, to identify or create “natural risk mitigation”, benefiting from the correlation between its income and expenses. In the specific case of exchange variation inherent to the contracts with the cost and remuneration involved in different currencies, this natural risk mitigation is carried out through allocating the cash investments between the real and the US dollar or another currency.

The management of risks is done for the net exposure. Periodical analyses of the exchange risk are prepared, assisting the decisions of the executive committee. The exchange risk management strategy involves the use of derivative instruments to minimize the exchange exposure of certain Company’s obligations.

Petrobras Distribuidora (wholly owned subsidiary) entered into an over the counter contract, not designated as hedge accounting, for covering the trading margins inherent to exports (aviation segment) for foreign clients. The objective of the operation, contracted contemporaneously with the definition of the cost of the products exported, is to lock the trading margins agreed with the foreign clients. Internal policy limits the volume of derivative contracts to the volume of products exported.

The volume of hedge executed for the exports occurring between January and December 2009 represented 66.0% of the total exported by Petrobras Distribuidora. The settlements of the operations that matured between January 1 and December 31, 2009 generated a positive result for the Company of US$19.

The over the counter contract is reflected at fair value as either assets or liabilities on the Company’s consolidated balance sheets recognizing gains or losses in earnings, using market to market accounting, in the period of change.

20. Derivative Instruments, Hedging and Risk Management Activities (Continued)

b) Foreign currency risk management

As of December 31, 2009, the Company had the following foreign currency derivative contracts, not designated as hedging accounting, that were entered into:

Foreign Currency	Notional Amount
Maturing in 2009	US$ million

Sell USD / Pay BRL	76

At December 31, 2009, the forward derivative contract presented a maximum estimated loss per day (VAR – Value at Risk), calculated at a reliability level of 95%, of approximately US$1.

At December 31, 2009, REFAP did not have any outstanding foreign currency swap transactions.

Cash flow hedge

In September 2006, the Company contracted a hedge known as a cross currency swap for coverage of the bonds issued in Yens in order to fix the Company’s costs in this operation in dollars. In a cross currency swap there is an exchange of interest rates in different currencies. The exchange rate of the Yen for the US dollar is fixed at the beginning of the transaction and remains fixed during its existence. The Company does not intend to settle these contracts before the end of the term.

The Company has elected to designate its cross currency swap as cash flow hedges. Both at the inception of a hedge and on an ongoing basis, a cash flow hedge must be expected to be highly effective in achieving offsetting cash flows attributable to the hedged risk during the term of the hedge. Derivative instruments designated as cash flow hedges are reflected as either assets or liabilities on the Company’s consolidated balance sheets. Change in fair value, to the extent the hedge is effective, is reported in accumulated other comprehensive income until the cash flows of the hedged item occurs.

Effectiveness tests are conducted quarterly in order to measure how the changes in the fair value or the cash flow of the hedged items are being absorbed by the hedge mechanisms. The effectiveness calculation indicated that the cross currency swap is highly effective in offsetting the variation in the cash flows of the bonds issued in Yens.

20. Derivative Instruments, Hedging and Risk Management Activities (Continued)

b) Foreign currency risk management (Continued)

Cash flow hedge (Continued)

As of December 31, 2009, the Company had the following cross currency swap, which was entered into:

Cross Currency Swaps
Maturing in 2016%		Notional Amount (Million)

Fixed to fixed
Average Pay Rate (USD)	5.69	US$298
Average Receive Rate (JPY)	2.15	JPY$35,000

At December 31, 2009, the cross currency swap presented a maximum estimated loss per day (VAR - Value at Risk), calculated at a reliability level of 95%, of approximately US$19.

c) Interest rate risk management

The Company’s interest rate risk is a function of the Company’s long-term debt and to a lesser extent, its short-term debt. The Company’s foreign currency floating rate debt is principally subject to fluctuations in LIBOR and the Company’s floating rate debt denominated in Reais is principally subject to fluctuations in the Brazilian long-term interest rate (TJLP) as fixed by the National Monetary Council. The Company currently does not utilize derivative financial instruments to manage its exposure to fluctuations in interest rates.

20. Derivative Instruments, Hedging and Risk Management Activities (Continued)

d) Tabular presentation of the location and amounts of derivative fair values

The effect of derivative instruments on the statement of financial position for the year ended December 31, 2009.

In millions of dollars	Asset Derivatives		Liability Derivatives

As of December 31,	2009		2009

	Balance Sheet	Fair	Balance Sheet	Fair
	Location	Value	Location	Value

Derivatives designated as
hedging instruments under
Codification Topic 815
	Other current
Foreign exchange contracts	assets	65		-

Total		65		-

Derivatives not designated as
hedging instruments under
Codification Topic 815
	Other current		Other payables and
Foreign exchange contracts	assets	1	accruals	-
	Other current		Other payables and
Commodity contracts	assets	35	accruals	(51)

Total		36		(51)

Total Derivatives		101		(51)

20. Derivative Instruments, Hedging and Risk Management Activities (Continued)

d) Tabular presentation of the location and amounts of derivative fair values (Continued)

The effect of derivative instruments on the statement of financial position for the year ended December 31, 2008.

In millions of dollars	Asset Derivatives		Liability Derivatives

As of December 31,	2008		2008

	Balance Sheet	Fair	Balance Sheet	Fair
	Location	Value	Location	Value

Derivatives designated as hedging
instruments under Codification
Topic 815
	Other current	47		-
Foreign exchange contracts	assets

				-
Total		47

Derivatives not designated as
hedging instruments under
Codification Topic 815

	Other current		Other payable and
Foreign exchange contracts	assets	-	accruals	2

	Other current
Commodity contracts	assets	69	Other payables and
			accruals	7

Total		69		9

Total Derivatives		116		9

20. Derivative Instruments, Hedging and Risk Management Activities (Continued)

d) Tabular presentation of the location and amounts of derivative fair values (Continued)

The effect of derivative instruments on the statement of financial position for the year ended 31, December 2009.

Amount of Gain or
(Loss) Recognized in
		Location of Gain	Amount of Gain or	income on derivative
Derivatives in	Amount of Gain or	or (Loss)	(Loss) Reclassified	(Inefective Portion
Codification	(Loss) Recognized in	reclassified from	from Accumulated OCI	and Amount
Topic 815 Cash	OCI on Derivative	Accumulated OCI	into Income (Effective	Excluded from
Flow Hedging	(Effective Portion)	into Income	Portion)	Effectiveness Testing)

Relationship	December 31, 2009	(Effective portion)	December 31, 2009	December 31, 2009

Foreign
exchange
contracts	9	Financial Expenses	18	-

	9		18	-

The effect of derivative instruments on the statement of financial position for the year ended 31, December 2008.

Amount of Gain or
		Location of Gain	Amount of Gain or	(Loss) Recognized in
Derivatives in	Amount of Gain or	or (Loss)	(Loss) Reclassified	income on derivative
Codification	(Loss) Recognized in	reclassified from	from Accumulated OCI	(Inefective Portion and
Topic 815 Cash	OCI on Derivative	Accumulated OCI	into Income (Effective	Amount Excluded from
Flow Hedging	(Effective Portion)	into Income	Portion)	Effectiveness Testing)

Relationship	December 31, 2008	(Effective portion)	December 31, 2008	December 31, 2008

Foreign
exchange
contracts	(20)	Financial Expenses	(10)	-

	(20)		(10)	-

20. Derivative Instruments, Hedging and Risk Management Activities (Continued)

d) Tabular presentation of the location and amounts of derivative fair values (Continued)

		Amount of Gain or
		(Loss) Recognized in
Derivatives Not Designated		Income on Derivative

as Hedging Instruments	Location of Gain or (Loss)
under Codification Topic 815	Recognized in Income on Derivative	December 31, 2009

Foreign Exchange Contracts	Financial income/expenses net	(32)

Commodity contracts	Financial income/expenses net	(150)

Total		(182)

		Amount of Gain or
		(Loss) Recognized in
Derivatives Not Designated as		Income on Derivative

Hedging Instruments under	Location of Gain or (Loss) Recognized
Codification Topic 815	in Income on Derivative	December 31, 2008

Foreign Exchange Contracts	Financial income/expenses net	(32)

Commodity contracts	Financial income/expenses net	243

Total		211

21. Financial Instruments

In the normal course of its business activities, the Company acquires various types of financial instruments.

a) Concentrations of credit risk

Substantial portions of the Company’s assets including financial instruments are located in Brazil while substantially all of the Company’s revenues and net income are generated in Brazil. The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of its cash and cash equivalents, the Petroleum and Alcohol account, trade receivables and futures contracts.

The Company takes several measures to reduce its credit risk to acceptable levels. All cash and cash equivalents in Brazil are maintained with major banks. Time deposits in U.S. dollars are placed with creditworthy institutions in the United States. Additionally, all of the Company’s available-for-sale securities and derivative contracts are either exchange traded or maintained with creditworthy financial institutions. The Company monitors its credit risk associated with trade receivables by routinely assessing the creditworthiness of its customers. At December 31, 2009 and December 31, 2008, the Company’s trade receivables were primarily maintained with large distributors.

Fair value

Fair values are derived either from quoted market prices where available, or, in their absence, the present value of expected cash flows. Fair values reflect the cash that would have been either received or paid if the instruments were settled at year end in an arms length transaction between willing parties. Fair values of cash and cash equivalents, trade receivables, the Petroleum and Alcohol account, short-term debt and trade payables approximate their carrying values.

The fair values of other long-term receivables and payables do not differ materially from their carrying values.

The Company’s debt including project financing obligations, resulting from Codification TOPIC 810 consolidation amounted to US$48,149, at December 31, 2009, and US$20,640 at December 31, 2008, and had estimated fair values of US$48,804 and US$20,032, respectively.

21. Financial Instruments (Continued)

b) Fair value (Continued)

The fair value hierarchy for the Company’s financial assets and liabilities accounted for at fair value on a recurring basis at December 31, 2009, was:

		As of December 31, 2009

	Level 1	Level 2	Level 3	Total

Assets
Marketable securities	2,551	-	-	2,551
Foreign exchange derivatives (Note 20)	-	66	-	66
Commodity derivatives (Note 20)	36	-	-	36
			-
Total assets	2,587	66	-	2,653

Liabilities
Commodity derivatives (Note 20)	(51)	-	-	(51)

Total liabilities	(51)	-	-	(51)

The fair value hierarchy for the Company’s non financial assets and liabilities accounted for at fair value on a non-recurring basis at December 31, 2009, was:

	As of December 31, 2009

	Level 1	Level 2	Level 3	Total

Assets
Long-lived assets held and used	-	-	135	135
Equity method investments	-	-	133	133

In accordance with the provisions of ASC Topic 360, long-lived assets held and used with a carrying amount of US$446 were written down to their fair value of US$135, resulting in an impairment charge of US$311, before taxes, which was included in earnings for the period.

Fair value of long lived assets is estimated based on the present value of future cash flows, resulting from the company’s best estimates. Inputs used to estimate fair value were: prices based on the last strategic plan published, production curves associated with existing products in the Company’s portfolio, market operating costs and investments needed for carrying out the projects.

Equit method investments in Venezuela, associated with our E&P segment, were determined to have a fair value below carrying amount on the impairment was considered to be other than temporary. As a result, those investments with a book value of US$210 were written down to a fair value of US$133 resulting in a charge of US$77 before-tax, which is included in earnings for the period (See note 10(a)).

22. Segment Information

The following segment information has been prepared in accordance with Codification Topic 280 - Disclosure about Segments of an Enterprise and Related information (“ASC 280”). The Company operates under the following segments, which are described as follows:

• Exploration and Production - This segment includes the Company’s exploration, production development and production activities of oil, liquefied natural gas and natural gas in Brazil, for the purpose of supplying refineries in Brazil as well as selling surplus Brazilian production in domestic and foreign markets and limited oil trading activities and transfers of natural gas to the Company’s Gas & Power segment.

• Refining, Transportation & Marketing (1) - This segment includes the Company’s refining, logistic, transportation, exportation and the purchase of crude oil, as well as the purchase and commercialization activities for oil, oil products and fuel alcohol. Additionally, this segment includes petrochemical and fertilizers division, which includes investments in domestic petrochemical companies and the Company’s two domestic fertilizer plants.

• Distribution - This segment represents the oil product and fuel alcohol distribution activities conducted by the Company’s majority owned subsidiary, Petrobras Distribuidora S.A. - BR in Brazil.

• Gas & Power (1) - This segment currently encompasses the purchase, sale, transportation and distribution of natural gas produced in or imported into Brazil. Additionally, this segment includes the Company’s participation in domestic electricity production, including investments in domestic natural gas transportation companies, state owned natural gas distributors and thermoelectric companies.

• International - This segment represents the Company’s international Exploration and Production, Refining, Transportation & Marketing, Distribution and Gas & Power activities conducted in 21 countries outside Brazil.

The items that cannot be attributed to the other areas are allocated to the group of corporate entities, especially those linked with corporate financial management, overhead related with central administration and other expenses, including actuarial expenses related with the pension and health-care plans for non-active participants.

The accounting information by business area was prepared based on the assumption of controllability, for the purpose of attribution to the business areas only items over which these areas have effective control.

(1) The segments “Refining, Transportation and Marketing” and “Gas and Power” were previously reported as “Supply” and “Gas and Energy”, respectively, without representing changes in the factors used to identify the included activities, and in the amounts previously reported.

22. Segment Information (Continued)

The main criteria used to record the results and assets by business segments are summarized as follows:

• Net operating revenues: these were considered to be the revenues from sales to third parties, plus revenues between the business segments, based on the internal transfer prices established by the areas;

• Costs and expenses includes the costs of products and services sold, calculated per business segment, based on the internal transfer price and the other operating costs of each segment, as well as operating expenses, based on the expenses actually incurred in each segment;

• Financial results are allocated to the corporate group;

• Assets: covers the assets relating to each segment.

22. Segment Information (Continued)

The following presents the Company’s assets by segment:

	As of December 31, 2009

	Exploration	Refining,		International
	and	Transportation &	Gas &	(see separate
	Production	Marketing(1)	Power(1)	Disclosure)	Distribution	Corporate	Eliminations	Total

Current assets	3,636	14,890	2,891	2,737	3,270	19,948	(4,728)	42,644

Cash and cash equivalents	-	-	-	-	-	16,169	-	16,169
Other current assets	3,636	14,890	2,891	2,737	3,270	3,779	(4,728)	26,475
Investments in non-consolidated companies
and other investments	285	1,635	761	1,318	221	130	-	4,350
Property, plant and equipment, net	70,098	31,917	19,787	9,375	2,342	2,653	(5)	136,167
Non-current assets	3,577	2,027	1,422	1,484	294	8,467	(162)	17,109

Total assets	77,596	50,469	24,861	14,914	6,127	31,198	(4,895)	200,270

(1) The segments “Refining, Transportation and Marketing” and “Gas and Power” were previously reported as “Supply” and “Gas and Energy”, respectively, without representing changes in the factors used to identify the included activities, and in the amounts previously reported.

22. Segment Information (Continued)

	As of December 31, 2009

			International

	Exploration	Refining
	and	Transportation	Gas
	Production	& Marketing	& Power	Distribution	Corporate	Eliminations	Total

Current assets	1,004	1,400	231	292	198	(388)	2,737
Investments in non-consolidated companies and other investments	833	37	160	38	250	-	1,318
Property, plant and equipment, net	7,961	1,105	271	249	132	(343)	9,375
Non-current assets	1,581	271	107	71	1,278	(1,824)	1,484

Total assets	11,379	2,813	769	650	1,858	(2,555)	14,914

22. Segment Information (Continued)

	As of December 31, 2008

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	International (see separate Disclosure)	Distribution	Corporate	Eliminations	Total

Current assets	2,662	9,647	2,466	2,327	2,646	10,387	(3,377)	26,758

Cash and cash equivalents	-	-	-	-	-	6,499	-	6,499
Other current assets	2,662	9,647	2,466	2,327	2,646	3,888	(3,377)	20,259
Investments in non-consolidated companies and
other investments	171	1,168	474	1,142	166	77	-	3,198
Property, plant and equipment, net	45,836	15,806	10,719	9,341	1,621	1,418	(22)	84,719
Non-current assets	2,657	900	1,334	629	342	5,701	(543)	11,020

Total assets	51,326	27,521	14,993	13,439	4,775	17,583	(3,942)	125,695

22. Segment Information (Continued)

	As of December 31, 2008

	International

	Exploration	Refining
	and	Transportation	Gas and
	Production	& Marketing	Energy	Distribution	Corporate	Eliminations	Total

Current assets	817	1,275	243	141	238	(387)	2,327
Investments in non-consolidated companies and other investments	857	35	264	-	(14)	-	1,142
Property, plant and equipment, net	7,892	1,218	232	162	109	(272)	9,341
Non-current assets	708	64	68	51	1,472	(1,734)	629

Total assets	10,274	2,592	807	354	1,805	(2,393)	13,439

22. Segment Information (Continued)

Revenues and net income by segment are as follows:

	Year ended December 31, 2009

	Exploration	Refining,	Gas	International
	and	Transportation	&	(see separate
	Production	& Marketing	Power	disclosure)	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	476	49,078	4,775	8,469	29,071	-	-	91,869
Inter-segment net operating revenues	38,301	25,543	877	1,728	601	-	(67,050)	-

Net operating revenues	38,777	74,621	5,652	10,197	29,672	-	(67,050)	91,869

Cost of sales	(16,329)	(60,752)	(3,860)	(7,437)	(27,030)	-	66,157	(49,251)

Depreciation, depletion and amortization	(4,344)	(1,213)	(398)	(870)	(176)	(187)	-	(7,188)
Exploration, including exploratory dry holes	(1,199)	-	-	(503)	-	-	-	(1,702)
Impairment	(319)	-	-	-	-	-	-	(319)
Selling, general and administrative expenses	(322)	(2,383)	(402)	(731)	(1,490)	(1,894)	202	(7,020)
Research and development expenses	(254)	(164)	(31)	(2)	(5)	(225)	-	(681)
Employee benefit expense	-	-	-	-	-	(719)	-	(719)
Other operating expenses	(1,293)	(502)	(404)	(146)	-	(792)	17	(3,120)

Costs and expenses	(24,060)	(65,014)	(5,095)	(9,689)	(28,701)	(3,817)	66,376	(70,000)

Operating income (loss)	14,717	9,607	557	508	971	(3,817)	(674)	21,869

Equity in results of non-consolidated companies	(4)	53	122	(16)	-	2	-	157
Financial income (expenses), net	-	-	-	-	-	429	-	429
Other taxes	(57)	(46)	(13)	(77)	(13)	(126)	(1)	(333)
Other expenses, net	(68)	205	(9)	(183)	2	(8)	-	(61)

Income (loss) before income taxes	14,588	9,819	657	232	960	(3,520)	(675)	22,061

Income tax benefits (expense)	(4,961)	(3,321)	(182)	(319)	(326)	3,642	229	(5,238)

Net income (loss) for the year	9,627	6,498	475	(87)	634	122	(446)	16,823

Less: Net income (loss) attributable to the noncontrolling interest	56	(42)	(28)	(67)	-	(1,238)	-	(1,319)

Net income (loss) attributable to Petrobras	9,683	6,456	447	(154)	634	(1,116)	(446)	15,504

22. Segment Information (Continued)

	Year ended December 31, 2009

	International

		Refining,	Gas
	Exploration and	Transportation	&
	Production	& Marketing	Power	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	824	4,484	390	2,740	11	20	8,469
Inter-segment net operating revenues	2,119	1,454	51	44	5	(1,945)	1,728

Net operating revenues	2,943	5,938	441	2,784	16	(1,925)	10,197

Cost of sales	(899)	(5,588)	(334)	(2,546)	(3)	1,933	(7,437)

Depreciation, depletion and amortization	(721)	(86)	(15)	(26)	(22)	-	(870)
Exploration, including exploratory dry holes	(508)	-	-	-	-	5	(503)
Selling, general and administrative expenses	(143)	(151)	(14)	(195)	(228)	-	(731)
Research and development expenses	-	-		-	(2)	-	(2)
Other operating expenses	(7)	(177)	6	14	10	8	(146)

Costs and expenses	(2,278)	(6,002)	(357)	(2,753)	(245)	1,946	(9,689)

Operating income (loss)	665	(64)	84	31	(229)	21	508

Equity in results of non-consolidated companies	(24)	11	3	9	(15)	-	(16)
Other taxes	(17)	(3)	(1)	(1)	(55)	-	(77)
Other expenses, net	(30)	(157)	-	2	2	-	(183)

Income (loss) before income taxes	594	(213)	86	41	(297)	21	232

Income tax benefits (expense)	(190)	80	(1)	(9)	(199)	-	(319)

Net income (loss) for the year	404	(133)	85	32	(496)	21	(87)

Less: Net income (loss) attributable to the
noncontrolling interest	(7)	9	(1)	-	(68)	-	(67)

Net income (loss) attributable to Petrobras	397	(124)	84	32	(564)	21	(154)

22. Segment Information (Continued)

	Year ended December 31, 2008

	Exploration	Refining,	Gas	International
	and	Transportation	&	(see separate
	Production	& Marketing	Power	disclosure)	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	973	69,318	7,627	10,024	30,315	-	-	118,257
Inter-segment net operating revenues	58,051	26,884	1,175	916	577	-	(87,603)	-

Net operating revenues	59,024	96,202	8,802	10,940	30,892	-	(87,603)	118,257
Cost of sales	(21,130)	(94,641)	(7,642)	(8,735)	(28,317)	-	87,600	(72,865)
Depreciation, depletion and amortization	(3,544)	(1,109)	(367)	(564)	(165)	(179)	-	(5,928)
Exploration, including exploratory dry holes	(1,303)	-	-	(472)	-	-	-	(1,775)
Impairment	(171)	-	-	(348)	-	-	-	(519)
Selling, general and administrative expenses	(419)	(2,486)	(483)	(788)	(1,425)	(1,972)	144	(7,429)
Research and development expenses	(494)	(151)	(40)	(3)	(8)	(245)	-	(941)
Employee benefit expense	-	-	-	-	-	(841)	-	(841)
Other operating expenses	(117)	(319)	(612)	(473)	(90)	(1,054)	-	(2,665)

Costs and expenses	(27,178)	(98,706)	(9,144)	(11,383)	(30,005)	(4,291)	87,744	(92,963)

Operating income (loss)	31,846	(2,504)	(342)	(443)	887	(4,291)	141	25,294

Equity in results of non-consolidated companies	-	(245)	103	71	49	1	-	(21)
Financial income (expenses), net	-	-	-	-	-	2,377	-	2,377
Other taxes	(37)	(64)	(53)	(126)	(11)	(142)	-	(433)
Other expenses, net	(152)	(143)	(212)	(107)	320	69	-	(225)

Income (loss) before income taxes	31,657	(2,956)	(504)	(605)	1,245	(1,986)	141	26,992
Income tax benefits (expense)	(10,764)	922	205	(213)	(406)	1,045	(48)	(9,259)

Net income (loss) for the year	20,893	(2,034)	(299)	(818)	839	(941)	93	17,733

Less: Net income (loss) attributable to the noncontrolling interest	138	38	76	10	-	884	-	1,146

Net income (loss) attributable to Petrobras	21,031	(1,996)	(223)	(808)	839	(57)	93	18,879

22. Segment Information (Continued)

	Year ended December 31, 2008

	International

	Exploration	Refining,	Gas
	and	Transportation	&
	Production	& Marketing	Power	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	1,383	5,611	424	2,604	2	-	10,024
Inter-segment net operating revenues	1,458	1,702	49	72	-	(2,365)	916

Net operating revenues	2,841	7,313	473	2,676	2	(2,365)	10,940
Cost of sales	(901)	(7,341)	(350)	(2,512)	(4)	2,373	(8,735)
Depreciation, depletion and amortization	(419)	(83)	(15)	(22)	(25)	-	(564)
Exploration, including exploratory dry holes	(472)	-	-	-	-	-	(472)
Impairment	(123)	(223)	-	(2)	-	-	(348)
Selling, general and administrative expenses	(197)	(162)	(25)	(132)	(272)	-	(788)
Research and development expenses	-	-	-	-	(3)	-	(3)
Other operating expenses	(170)	(280)	24	5	(52)	-	(473)

Costs and expenses	(2,282)	(8,089)	(366)	(2,663)	(356)	2,373	(11,383)

Operating income (loss)	559	(776)	107	13	(354)	8	(443)

Equity in results of non-consolidated companies	41	(1)	9	-	22	-	71
Other taxes	(18)	(1)	(1)	(2)	(104)	-	(126)
Other expenses, net	(87)	(2)	1	-	(19)	-	(107)

Income (loss) before income taxes	495	(780)	116	11	(455)	8	(605)
Income tax benefits (expense)	(267)	(30)	(2)	(1)	87	-	(213)

Net income (loss) for the year	228	(810)	114	10	(368)	8	(818)

Less: Net income (loss) attributable to the noncontrolling interest	(132)	161	(32)	2	11	-	10

Net income (loss) attributable to Petrobras	96	(649)	82	12	(357)	8	(808)

22. Segment Information (Continued)

Revenues and net income by segment are as follows:

	Year ended December 31, 2007

	Exploration	Refining	Gas	International
	and	Transportation	&	(see separate
	Production	& Marketing	Power	disclosure)	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	2,455	50,531	3,673	8,132	22,944	-	-	87,735
Inter-segment net operating revenues	39,536	19,018	1,239	969	376	-	(61,138)	-

Net operating revenues	41,991	69,549	4,912	9,101	23,320	-	(61,138)	87,735
Cost of sales	(15,147)	(61,881)	(4,514)	(7,042)	(21,124)	-	59,919	(49,789)
Depreciation, depletion and amortization	(3,335)	(1,077)	(259)	(567)	(155)	(151)	-	(5,544)
Exploration, including exploratory dry holes	(648)	-	-	(775)	-	-	-	(1,423)
Impairment	(26)	(19)	-	(226)	-	-	-	(271)
Selling, general and administrative expenses	(305)	(1,999)	(597)	(692)	(1,198)	(1,577)	118	(6,250)
Research and development expenses	(447)	(171)	(94)	(2)	(6)	(161)	-	(881)
Employee benefit expense	-	-	-	-	-	(990)	-	(990)
Other operating expenses	(245)	(219)	(435)	(108)	(54)	(1,085)	10	(2,136)

Costs and expenses	(20,153)	(65,366)	(5,899)	(9,412)	(22,537)	(3,964)	60,047	(67,284)

Operating income (loss)	21,838	4,183	(987)	(311)	783	(3,964)	(1,091)	20,451

Equity in results of non-consolidated companies	-	71	104	64	-	(4)	-	235
Financial income (expenses), net	-	-	-	-	-	(582)	-	(582)
Other taxes	(43)	(75)	(36)	(72)	(90)	(346)	-	(662)
Other expenses, net	(196)	(8)	(28)	82	(17)	24	-	(143)

Income (loss) before income taxes and minority interest	21,599	4,171	(947)	(237)	676	(4,872)	(1,091)	19,299
Income tax benefits (expense)	(7,343)	(1,394)	357	(424)	(230)	2,775	371	(5,888)

Net income (loss) for the year	14.256	2.777	(590)	(661)	446	(2.097)	(720)	13.411

Less: Net income (loss) attributable to the noncontrolling interest	(184)	8	(244)	(154)	-	301	-	(273)

Net income (loss) attributable to Petrobras	14,072	2,785	(834)	(815)	446	(1,796)	(720)	13,138

22. Segment Information (Continued)

	Year ended December 31, 2007

	International

	Exploration	Refining	Gas
	and	Transportation	&
	Production	& Marketing	Power	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	1,136	4,480	480	2,015	14	7	8,132
Inter-segment net operating revenues	1,473	1,606	48	23	-	(2,181)	969

Net operating revenues	2,609	6,086	528	2,038	14	(2,174)	9,101

Cost of sales	(933)	(5,875)	(424)	(1,952)	(15)	2,157	(7,042)
Depreciation, depletion and amortization	(432)	(86)	(15)	(20)	(14)	-	(567)
Exploration, including exploratory dry holes	(775)	-	-	-	-	-	(775)
Impairment	(226)	-	-	-	-	-	(226)
Selling, general and administrative expenses	(179)	(127)	(19)	(125)	(242)	-	(692)
Research and development expenses	-	-	-	-	(2)	-	(2)
Other operating expenses	(78)	32	10	11	(82)	(1)	(108)

Costs and expenses	(2,623)	(6,056)	(448)	(2,086)	(355)	2,156	(9,412)

Operating income (loss)	(14)	30	80	(48)	(341)	(18)	(311)
Equity in results of non-consolidated companies	(63)	27	23	-	77	-	64
Other taxes	(7)	(2)	(1)	(3)	(59)	-	(72)
Other expenses, net	(4)	29	42	-	15	-	82

Income (loss) before income taxes	(88)	84	144	(51)	(308)	(18)	(237)

Income tax benefits (expense)	(242)	-	1	(3)	(180)	-	(424)

Net income (loss) for the year	(330)	84	145	(54)	(488)	(18)	(661)

Less: Net income (loss) attributable to the noncontrolling interest	(42)	(14)	(38)	17	(77)	-	(154)

Net income (loss) attributable to Petrobras	(372)	70	107	(37)	(565)	(18)	(815)

22. Segment Information (Continued)

Capital expenditures incurred by segment for the years ended December 31, 2009, 2008 and 2007 are as follows:

	Year ended December 31,

	2009	2008	2007

Exploration and Production	16,488	14,293	9,448
Refining, Transportation & Marketing	10,466	7,234	4,488
Gas & Power	5,116	4,256	3,223
International
Exploration and Production	1,912	2,734	2,555
Refining, Transportation & Marketing	110	102	247
Distribution	31	20	37
Gas & Power	58	52	25
Distribution	369	309	327
Corporate	584	874	628

	35,134	29,874	20,978

The Company’s gross sales, classified by geographic destination, are as follows:

	Year ended December 31,

	2009	2008	2007

Brazil	87,183	106,350	83,022
International	28,709	40,179	29,403

	115,892	146,529	112,425

The total amounts sold of products and services to the two major customers in 2009 were US$6,801 and US$2,815 (US$8,176 and US$5,260 in 2008; and US$9,029 and US$6,567 in 2007).

23. Related Party Transactions

The Company is controlled by the Federal Government and has numerous transactions with other state-owned companies in the ordinary course of its business.

Transactions with major related parties resulted in the following balances:

	As of December 31,

	2009		2008

	Assets	Liabilities	Assets	Liabilities

Petros (pension fund)	-	958	-	476
Banco do Brasil S.A.	847	4,167	627	2,170
BNDES	1	20,016	-	4,326
Caixa Econômica Federal S.A.	-	2,270	1	1,548
Federal Government	-	323	-	1,177
ANP	-	759	-	-
Restricted deposits for legal
proceedings	983	36	677	35
Investments in Brazilian Reais	4,010	-	-	-
Marketable securities	2,519	-	3,172	-
Petroleum and Alcohol account - receivable from Federal
Government (Note 11)	469	-	346	-
Other	340	223	309	278

	9,169	28,752	5,132	10,010

Current	5,143	3,332	2,349	2,833

Long-term	4,026	25,420	2,783	7,177

23. Related Party Transactions (Continued)

These balances are included in the following balance sheet classifications:

	As of December 31,

	2009		2008

	Assets	Liabilities	Assets	Liabilities

Assets
Current
Cash and cash equivalents	4,800	-	2,070	-
Accounts receivable	43	-	27	-
Other current assets	301	-	252	-

Other
Marketable securities	2,508	-	1,686	-
Petroleum and Alcohol account - receivable
from Federal Government (Note 11)	469	-	346	-
Restricted deposits for legal proceedings	983	-	677	-
Other assets	65	-	74	-

Liabilities
Current
Current debt	-	1,093	-	1,197
Current liabilities	-	1,510	-	136
Dividends and interest on capital payable
to Federal Government	-	729	-	1,500

Long-term
Long-term debt	-	24,762	-	6,800
Other liabilities	-	658	-	377

	9,169	28,752	5,132	10,010

23. Related Party Transactions (Continued)

The principal amounts of business and financial operations carried out with related parties are as follows:

	Year ended December 31,

	2009		2008		2007

	Income	Expense	Income	Expense	Income	Expense

Sales of products and services
Braskem S.A.	515	-	130	-	2,096	-
Quattor Química	264	-	-	-	-	-
Copesul S.A.	-	-	1,218	-	1,284	-
Petroquímica União S.A.	633	-	729	-	435	-
Other	1,507	-	378	-	120	-

Financial income	-	-	13	-	1	-
Petroleum and Alcohol account
receivable from Federal
Government (Note 11)	4	-	8	-	6	-
Government securities	-	-	3	-	5	-
Other	(187)	-	(33)	-	46	-
Financial expenses	111	49	-	-	-	(3)
Monetary and exchange variation	-	(1,039)	-	-	-	-
Other expenses, net	3	(2)	-	4	-	2

	2,850	(992)	2,446	4	3,993	(1)

24. Accounting for Suspended Exploratory Wells

The Company’s accounting for exploratory drilling costs is governed by Codification Topic 932 – Extractive Activities – Oil and Gas. Costs the Company has incurred to drill exploratory wells that find commercial quantities of oil and gas are carried as assets on its balance sheet under the classification “Property, plant and equipment” as unproved oil and gas properties. Each year, the Company writes-off the costs of these wells that have not found sufficient proved reserves to justify completion as a producing well, unless: (1) the well is in an area requiring major capital expenditure before production can begin; and (2) additional exploratory drilling is under way or firmly planned to determine whether the capital expenditure is justified.

As of December 31, 2009, the total amount of unproved oil and gas properties was US$5,902, and of that amount US$2,946 (US$2,205 of which related to projects in Brazil) represented costs that had been capitalized for more than one year, which generally are a result of: (1) extended exploratory activities associated with offshore production; and (2) the transitory effects of deregulation in the Brazilian oil and gas industry, as described below.

In 1998, the Company’s government-granted monopoly ended and the Company signed concession contracts with the Agência Nacional de Petróleo (National Petroleum Agency, or ANP) for all of the areas the Company had been exploring and developing prior to 1998, which consisted of 397 concession blocks. Since 1998, the ANP has conducted competitive bidding rounds for exploration rights, which has allowed the Company to acquire additional concession blocks. After a concession block is found to contain a successful exploratory well, the Company must submit an “Evaluation Plan” to the ANP for approval. This Evaluation Plan details the drilling plans for additional exploratory wells. An Evaluation Plan is only submitted for those concession areas where technical and economic feasibility analyses on existing exploration wells evidence justification for completion of such wells. Until the ANP approves the Evaluation Plan, the drilling of additional exploratory wells cannot commence. If companies do not find commercial quantities of oil and gas within a specific time period, generally 4-6 years depending on the characteristics of the exploration area, then the concession block must be relinquished and returned to the ANP. Because the Company was required to assess a large volume of concession blocks in a limited time frame even when an exploratory well has found sufficient reserves to justify completion and additional wells are firmly planned, finite resources and expiring time frames in other concession blocks have dictated the timing of the planned additional drilling.

24. Accounting for Suspended Exploratory Wells (Continued)

The following table shows the net changes in capitalized exploratory drilling costs during the years ended December 31, 2009 and 2008:

Unproved oil and gas properties (*)

	Year ended December, 31

	2009	2008

Beginning balance at January 1	3,558	2,627
Additions to capitalized costs pending determination
of proved reserves	3,383	3,308
Capitalized exploratory costs charged to expense	(1,251)	(808)
Transfers to property, plant and equipment based
on the determination of the proved reserves	(613)	(1,309)
Cumulative translation adjustment	825	(260)

Ending balance at December 31,	5,902	3,558

(*) Amounts capitalized and subsequently expensed in the same period have been excluded from the above table.

The following table provides an aging of capitalized exploratory well costs based on the date the drilling was completed and the number of projects for which exploratory well costs have been capitalized for a period greater than one year since the completion of the drilling:

Aging of capitalized exploratory well costs

	Year ended December 31,

	2009	2008

Capitalized exploratory well costs that have been capitalized for a period of one year or less	2,092	2,682

Capitalized exploratory well costs that have been capitalized for a period greater than one year	3,810	876

Ending balance	5,902	3,558

Number of projects that have exploratory well costs that have been capitalized for a period greater than one year	95	83

24. Accounting for Suspended Exploratory Wells (Continued)

Of the US$2,946 for 105 projects that include wells suspended for more than one year since the completion of drilling, approximately US$681 are related to wells in areas for which drilling was under way or firmly planed for the near future and that the Company has submitted an “Evaluation Plan” to the ANP for approval and approximately US$1,446 incurred in costs for activities necessary to assess the reserves and their potential development.

The US$2,946 of suspended wells cost capitalized for a period greater than one year as of December 31, 2009, represents 159 exploratory wells and the table below contains the aging of these costs on a well basis:

Aging based on drilling completion date of individual wells:

	Million of	Number of
	dollars	wells

2008	1,730	73
2007	723	30
2006	741	16
2005	284	18
2004 and therefore	332	3

	3,810	140

25. Subsequent Events

a) Investment agreement among Petrobras, Petroquisa and Odebrecht

On January 22, 2010 an investment agreement was entered into among Petrobras, Petroquisa and Odebrecht, which established the following stages for the planned integration of their petrochemical businesses: (i) the formation of a holding company, BRK Investimentos Petroquímicos S.A. (BRK), which will hold all the common shares issued by Braskem currently held by Odebrecht, Petroquisa and Petrobras; (ii) the allocation of financial resources into BRK, to be made in cash by Odebrecht and Petrobras; (iii) a capital increase in Braskem to be made in the form of a private subscription by its shareholders; (iv) the acquisition by Braskem of the shares of Quattor held by Unipar; (v) the acquisition by Braskem of 100% of the shares of Unipar Comercial e Distribuidora S.A. (Unipar Comercial”) and of 33.33% of the shares of Polibutenos S.A. Indústrias Químicas (Polibutenos); and (vi) the incorporation by Braskem of the shares of Quattor held by Petrobras and Petroquisa.

25. Subsequent Events (Continued)

a) Investment agreement between Petrobras, Petroquisa and Odebrecht (Continued)

Also on this date, Odebrecht, Petrobras, Petroquisa and Braskem executed an agreement, seeking to regulate their commercial and corporate relationship in the Petrochemical Complex of the State of Rio de Janeiro (COMPERJ) and in the Petrochemical Complex of Suape (Suape Complex). The joint-venture agreement establishes that Braskem will acquire certain first and second generation petrochemical companies within COMPERJ, and that it will also gradually acquire a share in the companies that develop the businesses of the Suape Complex, in accordance with terms and conditions agreed upon in the joint-venture agreement. These transactions are in alignement with the interests of Odebrecht and Petrobras to integrate their petrochemical businesses in Braskem.

In continuation of its restructuring operation, on February 11, 2010, W.B.W., a wholly owned subsidy of Petroquisa, the holder of 31% of the voting capital of Braskem, was taken over by BRK. With this transaction, Odebrecht and Petrobras have begun the process for concentrating all their common shares issued by Braskem in BRK. As a result, BRK is now the holder of common shares issued by Braskem corresponding to 93.3% of its voting capital.

Not later than April 5, 2010, Petrobras will transfer US$1,436 to BRK, which will participate with US$2,010 in the capital increase of Braskem.

b) Petrobras Biocombustível acquires an interest in an ethanol refinery

In January 2010, Petrobras Biocombustível contributed US$37 into the capital of Total Agroindústria Canavieira S/A (Total), in accordance with a commitment established in the Minutes of the Special Shareholders’ General Meeting of December 22, 2009, to contribute with the amount of US$84 by March 2011, when it will then hold 40.4% of Total’s capital.

This initiative, in line with strategic planning for 2009-2013, inserts the Company in the ethanol market. The partnership will make it viable to expand the refinery to a total capacity of 203 million liters per year, with surplus electric power of 38.5 MW for trading, generated through the use of sugar cane bagasse.

c) Second drawdown of financing with the China Development Bank

On February 10, 2010, Petrobras made the second drawdown in the amount of US$2,000 with respect to the financing agreement entered into with the China Development Bank Corporation (CDB) on November 3, 2009.

25. Subsequent Events (Continued)

d) Auctions for sale of natural gas in short-term contracts

On March 16, 2010 Petrobras held the tenth electronic auction for natural gas, in which 16 natural gas distributors participated and bid for 6.87 million cubic meters per day. The sales were made in sub markets defined using the logistics characteristics of each region, where what is new is the gas interconnection of the Southeast and Northeast regions through Gasene, a gas pipeline which, according to Management’s estimates, will enter into commercial operation in April 2010.

PETRÓLEO BRASILEIRO S.A. -PETROBRAS AND

SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND
PRODUCTION (UNAUDITED)
Expressed in Millions of United States Dollars
(except when specifically indicated)

In accordance with Codification Topic 932 – Extractive Activities – Oil and Gas, this section provides supplemental information on oil and gas exploration and producing activities of the Company. The information included in items (i) through (iii) provides historical cost information pertaining to costs incurred in exploration, property acquisitions and development, capitalized costs and results of operations. The information included in items (iv) and (v) present information on Petrobras’ estimated net proved reserve quantities, standardized measure of estimated discounted future net cash flows related to proved reserves, and changes in estimated discounted future net cash flows.

Beginning in 1995, the Federal Government of Brazil undertook a comprehensive reform of the country’s oil and gas regulatory system. On November 9, 1995, the Brazilian Constitution was amended to authorize the Federal Government to contract with any state or privately-owned company to carry out the activities related to the upstream and downstream segments of the Brazilian oil and gas sector. This amendment eliminated Petrobras’ effective monopoly. The amendment was implemented by the Oil Law, which liberated the fuel market in Brazil beginning January 1, 2002.

The Oil Law established a regulatory framework ending Petrobras’ exclusive agency and enabling competition in all aspects of the oil and gas industry in Brazil. As provided in the Oil Law, Petrobras was granted the exclusive right for a period of 27 years to exploit the petroleum reserves in all fields where the Company had previously commenced production. However, the Oil Law established a procedural framework for Petrobras to claim exclusive exploratory (and, in case of success, development) rights for a period of up to three years with respect to areas where the Company could demonstrate that it had “established prospects”. To perfect its claim to explore and develop these areas, the Company had to demonstrate that it had the requisite financial capacity to carry out these activities, alone or through financing or partnering arrangements.

The adoption of the SEC rules seeking to modernize the supplemental oil and gas disclosures and the FASB’s issuance of the Accounting Standards Update nº 2010-03, “Oil and Gas Reserve Estimation and Disclosure”, generated no material impact to the Company’s consolidated financial statements other than additional disclosures as discussed in the Note 2(n).

The “International” geographic area includes activities in South America, which includes Argentina, Colombia, Ecuador, Peru, Uruguai and Venezuela; North America, which includes Mexico and the United States of America; Africa, which includes Angola, Lybia, Mozambique, Namibia, Nigeria, Senegal and Tanzania, and Others, which includes India, Iran, Portugal and Turkey. The equity investments are composed of Venezuelan companies involved in exploration and production activities.

(i) Capitalized costs relating to oil and gas producing activities

The following table summarizes capitalized costs for oil and gas exploration and production activities with the related accumulated depreciation, depletion and amortization, and asset retirement obligation assets:

			Consolidated Entities					Equity Method Investees

December 31, 2009	Brazil	South America	North America	Africa	Others	International	Total	Total

Unproved oil and gas properties	3,976	75	1,224	621	7	1,927	5,903	-
Proved oil and gas properties	28,397	3,369	1,133	2,480	-	6,982	35,379	730
Support equipments	44,433	1,151	-	186	78	1,416	45,849	1

Gross capitalized costs	76,806	4,595	2,357	3,287	85	10,325	87,131	731
Depreciation and depletion	(34,372)	(2,996)	(294)	(425)	(1)	(3,716)	(38,088)	(137)

	42,434	1,599	2,063	2,862	84	6,609	49,043	594
Construction and installations in progress	27,664	9	-	-	596	605	28,269	-

Net capitalized costs	70,098	1,608	2,063	2,862	680	7,214	77,312	594

December 31, 2008
Unproved oil and gas properties	1,898	160	875	618	7	1,660	3,558	-
Proved oil and gas properties	20,187	2,675	830	270	-	3,775	23,962	-
Support equipments	29,048	1,589	29	2,305	35	3,957	33,004	-

Gross capitalized costs	51,133	4,424	1,734	3,193	42	9,392	60,525	-
Depreciation and depletion	(25,076)	(1,997)	(274)	(369)	-	(2,640)	(27,716)	-

	26,057	2,426	1,460	2,824	41	6,751	32,808	-
Construction and installations in progress	19,779	33	11	18	1,080	1,142	20,921	-

Net capitalized costs	45,836	2,459	1,471	2,842	1,121	7,893	53,729	692

(ii) Costs incurred in oil and gas property acquisition, exploration and development activities

Costs incurred are summarized below and include both amounts expensed and capitalized:

								Equity Method
				Consolidated Entities				Investees

	Brazil	South America	North America	Africa	Others	International	Total	Total

At December 31, 2009

Properties acquisitions:
Proved	-	24	-	65	-	89	89	5
Unproved	9	-	-	2	-	2	11	-
Exploration costs	3,616	199	64	96	157	516	4,132	-
Development costs	13,524	319	571	307	-	1,197	14,721	83

	17,149	542	635	470	157	1,804	18,953	88

At December 31, 2008

Properties acquisitions:
Proved	-	226	-	23	-	249	249	-
Unproved	42	27	254	18	5	304	346	-
Exploration costs	3,568	145	217	1	2	365	3,933	-
Development costs	11,633	557	288	549	194	1,588	13,221	-

	15,243	955	759	591	201	2,506	17,749	71

At December 31, 2007

Properties acquisitions:
Proved	-	29	-	-	30	59	59	-
Unproved	119	105	356	1	2	464	583	-
Exploration costs	2,095	33	215	59	2	309	2,404	-
Development costs	7,928	579	325	228	-	1,132	9,060	-

	10,142	746	896	288	34	1,964	12,106	80

(iii) Results of operations for oil and gas producing activities

The Company’s results of operations from oil and gas producing activities for the years ended December 31, 2009, 2008 and 2007 are shown in the following table. The Company transfers substantially all of its Brazilian crude oil and gas production to the Refining, Transportation & Marketing segment in Brazil. The prices calculated by the Company’s model may not be indicative of the price the Company would have realized had this production been sold in an unregulated spot market. Additionally, the prices calculated by the Company’s model may not be indicative of the future prices to be realized by the Company. Gas prices used are contracted prices to third parties.

Production costs are lifting costs incurred to operate and maintain productive wells and related equipment and facilities, including such costs as operating labor, materials, supplies, fuel consumed in operations and the costs of operating natural liquid gas plants. Production costs also include administrative expenses and depreciation and amortization of equipment associated with production activities.

(iii) Results of operations for oil and gas producing activities (Continued)

Exploration expenses include the costs of geological and geophysical activities and non-productive exploratory wells. Depreciation and amortization expenses relate to assets employed in exploration and development activities. In accordance with Codification Topic 932 – Extractive Activities – Oil and Gas, income taxes are based on statutory tax rates, reflecting allowable deductions. Interest income and expense are excluded from the results reported in this table.

								Equity Method
	Consolidated Entities							Investees

At December 31, 2009	Brazil	South America	North America	Africa	Others	International	Total	Total

Net operation revenues:
Sales to third parties	476	641	64	140	-	845	1,321	213
Intersegment (1)	37,120	1,146	-	957	-	2,103	39,544	18

	37,596	1,787	64	1,097	-	2,948	40,544	231

Production costs (2)	(15,047)	(689)	(36)	(185)	-	(910)	(15,957)	(126)
Exploration expenses	(1,199)	(198)	(49)	(189)	(71)	(507)	(1,706)	-
Depreciation, depletion and amortization	(4,344)	(383)	(37)	(299)	(1)	(720)	(5,064)	(120)
Impairment of oil and gas properties	(319)	-	-	-	-	-	(319)	-
Others operating expenses	(1,293)	(19)	-	9	2	(8)	(1,301)	-

Results before income tax expenses	15,394	498	(58)	433	(70)	803	16,197	(15)

Income tax expenses	(5,200)	(116)	(0)	(69)	-	(185)	(5,384)	(12)

Results of operations (excluding corporate overhead and interest cost)	10,094	382	(58)	364	(70)	618	10,713	(27)

(1) Does not consider US$1,181 (US$3,067 for 2008 and US$2,213 for 2007) related to field processing activities, for which Petrobras has no attributable quantity of reserve. The amount, which relates principally to dry gas volumes, is considered in Petrobras’ net operating revenues of US$38,777 (US$59,024 for 2008 and US$41,991 for 2007) for the segment of E&P Brazil (see Note 22).

(2) Does not consider US$1,282 (US$3,111 for 2008 and US$2,149 for 2007) related to field processing activities, for which Petrobras has no attributable quantity of reserve. The amount, which relates principally to dry gas volumes, is considered in Petrobras’ cost of sales of US$16,329 (US$21,130 for 2008 and US$15,147 for 2007) for the segment of E&P Brazil (see Note 22).

(iii) Results of operations for oil and gas producing activities (Continued)

								Equity Method
	Consolidated Entities							Investees

At December 31, 2008	Brazil	South America	North America	Africa	Others	International	Total	Total

Net operation revenues:
Sales to third parties	973	1,152	139	91	-	1,382	2,355	-
Intersegment (1)	54,983	1,403	-	55	-	1,458	56,441	-

	55,956	2,555	139	146	-	2,840	58,796	-

Production costs (2)	(18,019)	(836)	(42)	(23)	-	(901)	(18,920)	-
Exploration expenses	(1,303)	(141)	(106)	(128)	(97)	(472)	(1,775)	-
Depreciation, depletion and amortization	(3,544)	(357)	(35)	(27)	-	(419)	(3,963)	-
Impairment of oil and gas properties	(171)	(5)	(115)	(3)	-	(123)	(294)	-
Others operating expenses	(117)	(181)	-	9	-	(172)	(289)	-

Results before income tax expenses	32,802	1,035	(159)	(26)	(97)	753	33,555	-
Income tax expenses	(11,153)	(265)	(13)	12	-	(266)	(11,419)	-

Results of operations (excluding corporate overhead and interest cost)	21,649	770	(172)	(14)	(97)	487	22,136	47

At December 31, 2007
Net operation revenues:
Sales to third parties	2,455	852	284	-	-	1,136	3,591	-
Intersegment (1)	37,323	1,413	-	60	-	1,473	38,796	-

	39,778	2,265	284	60	-	2,609	42,387	-

Production costs (2)	(12,998)	(830)	(66)	(36)	-	(932)	(13,930)	-
Exploration expenses	(648)	(110)	(311)	(109)	(245)	(775)	(1,423)	-
Depreciation, depletion and amortization	(3,335)	(305)	(117)	(10)	-	(432)	(3,767)	-
Impairment of oil and gas properties	(26)	(164)	(47)	(16)	-	(227)	(253)	-
Others operating expenses	(245)	(78)	-	-	-	(78)	(323)	-

Results before income tax expenses	22,526	778	(257)	(111)	(245)	165	22,691	-

Income tax expenses	(7,659)	(153)	(81)	(9)	-	(243)	(7,902)	-

Results of operations (excluding corporate overhead and interest cost)	14,867	625	(338)	(120)	(245)	(78)	14,789	38

(1) Does not consider US$1,181 (US$3,067 for 2008 and US$2,213 for 2007) related to field processing activities, for which Petrobras has no attributable quantity of reserve. The amount, which relates principally to dry gas volumes, is considered in Petrobras’ net operating revenues of US$38,777 (US$59,024 for 2008 and US$41,991 for 2007) for the segment of E&P Brazil (see Note 22). (2) Does not consider US$1,282 (US$3,111 for 2008 and US$2,149 for 2007) related to field processing activities, for which Petrobras has no attributable quantity of reserve. The amount, which relates principally to dry gas volumes, is considered in Petrobras’ cost of sales of US$16,329 (US$21,130 for 2008 and US$15,147 for 2007) for the segment of E&P Brazil (see Note 22).

iv) Reserve quantities information

The Company’s estimated net proved oil and gas reserves and changes thereto for the years 2009, 2008 and 2007 are shown in the following table. Proved reserves are estimated by the Company’s reservoir engineers in accordance with the reserve definitions prescribed by the Securities and Exchange Commission.

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

Developed oil and gas reserves are reserves of any category that can be expected to be recovered: (i) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

In some cases, substantial new investments in additional wells and related facilities will be required to recover these proved reserves. Due to the inherent uncertainties and the limited nature of reservoir data, estimates of reserves are subject to change as additional information becomes available.

Bolivian proved reserves were not classified as such in 2009 due to the new Bolivian Constitution, which restrict the disclosure of estimated reserves for properties under its authority. The initial balance of Bolivian proved reserves for 2009 is adjusted under the line item “Revisions of previous estimates”.

(iv) Reserve quantities information (Continued)

A summaryof the annual changes in the proved reserves of oil is as follows (in millions of barrels):

								Equity Method
	Consolidated Entities							Investees

Proved developed and undeveloped reserves	Brazil	South America	North America	Africa	International	Synthetic Oil	Total	Total

Reserves at December 31, 2006	9,001.9	342.0	32.2	42.0	416.2	-	9,418.1	-

Revisions of previous estimates	675.2	0.6	(3.6)	(5.4)	(8.4)	-	666.8	-
Extensions and discoveries	65.2	6.1	-	31.0	37.1	-	102.3	-
Improved recovery	15.8	9.5	-	-	9.5	-	25.3	-
Sales of reserves	-	(1.2)	-	-	(1.2)	-	(1.2)	-
Purchases of reserves	-	1.2	-	-	1.2	-	1.2	-
Production for the year	(619.6)	(37.2)	(1.6)	(1.3)	(40.1)	-	(659.7)	-

Reserves at December 31, 2007	9,138.5	321.0	27.0	66.3	414.3	-	9,552.8	60.1

Revisions of previous estimates	119.3	-	(11.0)	21.9	10.9	-	130.2	-
Extensions and discoveries	74.7	1.5	-	-	1.5	-	76.2	-
Improved recovery	29.8	-	-	-	-	-	29.8	-
Sales of reserves	-	(10.7)	-	-	(10.7)	-	(10.7)	-
Purchases of reserves	-	12.3	-	-	12.3	-	12.3	-
Production for the year	(646.0)	(36.0)	(1.0)	(2.1)	(39.1)	-	(685.1)	-

Reserves at December 31, 2008	8,716.3	288.1	15.0	86.1	389.2	-	9,105.5	49.1

Revisions of previous estimates	1,779.0	(38.3)	(7.7)	1.7	(44.3)	-	1,734.7	(3.0)
Extensions and discoveries	100.0	5.0	-	30.4	35.4	8.0	143.4	-
Improved recovery	11.0	-	-	10.3	10.3	-	21.3	(2.8)
Sales of reserves	-	(99.4)	-	-	(99.4)	-	(99.4)	-
Purchases of reserves	-	99.4	-	-	99.4	-	99.4	-
Production for the year	(687.0)	(31.8)	(0.6)	(16.2)	(48.6)	(1.0)	(736.6)	(3.4)

Reserves at December 31, 2009	9,919.3	223.0	6.7	112.3	342.0	7.0	10,268.3	39.9

(iv) Reserve quantities information (Continued)

A summary of the annual changes in the proved reserves of natural gas is as follows (in billions of cubic feet):

								Equity Method
	Consolidated Entities							Investees

Proved developed and undeveloped reserves	Brazil	South America	North America	Africa	International	Synthetic Gas	Total	Total

Reserves at December 31, 2006	9,426.9	2,164.3	174.7	-	2,339.0	-	11,765.9	77.3

Revisions of previous estimates	470.7	135.3	(19.9)	-	115.4	-	586.1	-
Extensions and discoveries	683.0	169.9	-	-	169.9	-	852.9	-
Improved recovery	7.7	3.8	-	-	3.8	-	11.5	-
Production for the year	(510.0)	(213.5)	(13.1)	-	(226.6)	-	(736.6)	-

Reserves at December 31, 2007	10,078.3	2,259.8	141.7	-	2,401.5	-	12,479.8	66.9

Revisions of previous estimates	(248.3)	427.4	(10.7)	26.8	443.5	-	195.2	-
Extensions and discoveries	113.5	39.2	-	-	39.2	-	152.7	-
Improved recovery	7.5	-	-	-	-	-	7.5	-
Purchases of reserves	-	123.1	-	-	123.1	-	123.1	-
Production for the year	(605.0)	(209.0)	(4.9)	-	(213.9)	-	(818.9)	-

Reserves at December 31, 2008	9,346.0	2,640.5	126.1	26.8	2,793.4	-	12,139.4	75.7

Revisions of previous estimates	942.0	(1,409.7)	(70.7)	6.6	(1,473.8)	-	(531.8)	(14.4)
Extensions and discoveries	141.0	5.5	-	-	5.5	6.6	153.1	-
Improved recovery	1.0	-	-	-	-	-	1.0	3.9
Sales of reserves	-	(110.3)	-	-	(110.3)	-	(110.3)	-
Purchases of reserves	-	110.3	-	-	110.3	-	110.3	-
Production for the year	(571.0)	(196.3)	(3.9)	(1.7)	(201.9)	(1.0)	(773.9)	(2.0)

Reserves at December 31, 2009	9,859.0	1,040.0	51.5	31.7	1,123.2	5.6	10,987.8	63.2

(iv) Reserve quantities information (Continued)

	2009				2008				2007

Net proved developed reserves:	Crude Oil	Synthetic Oil	Natural Gas	Synthetic Gas	Crude Oil	Synthetic Oil	Natural Gas	Synthetic Gas	Crude Oil	Synthetic Oil	Natural Gas	Synthetic Gas

	(millions of barrels)		(billions of cubic feet)		(millions of barrels)		(billions of cubic feet)		(millions of barrels)		(billions of cubic feet)

Consolidated entities
Brazil	6,121.4	7.0	5,382.8	5.6	5,346.5	-	5,069.9	-	5,249.7	-	4,635.0	-

South America (1)	139.9	-	485.6	-	189.0	-	1,661.5	-	-	-	-	-
North America	3.8	-	37.3	-	5.9	-	67.8	-	-	-	-	-
Africa	58.5	-	31.7	-	16.0	-	25.6	-	-	-	-	-
Others	-	-	-	-	-	-	-	-	-	-	-	-

Total International	202.2	-	554.6	-	210.9	-	1,754.9	-	209.6	-	1,741.4	-

	6,323.6	7.0	5,937.4	5.6	5,557.4	-	6,824.8	-	5,459.3	-	6,376.4	-

Nonconsolidated entitites
Brazil	-	-	-	-	-	-	-	-	-	-	-	-

South America (1)	22.0	-	32.5	-	27.5	-	47.3	-	33.4	-	44.2	-
North America	-	-	-	-	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-	-	-	-	-

Total International	22.0	-	32.5	-	27.5	-	47.3	-	33.4	-	44.2	-

	22.0	-	32.5	-	27.5	-	47.3	-	33.4	-	44.2	-

Total consolidated and
nonconsolidated entities	6,346.0	7.0	5,971.0	5.6	5,584.9	-	6,872.1	-	5,492.7	-	6,420.6	-

Net proved undeveloped reserves:

Consolidated entities
Brazil	3,797.9	-	4,476.2	-	3,369.8	-	4,276.1	-	3,888.8	-	5,443.3	-

South America (1)	83.2	-	554.5	-	99.1	-	979.0	-	-	-	-	-
North America	2.9	-	14.2	-	9.1	-	58.3	-	-	-	-	-
Africa	53.8	-	-	-	70.1	-	1.2	-	-	-	-	-
Others	-	-	-	-	-	-	-	-	-	-	-	-

Total Internacional	139.9	-	568.7	-	178.3	-	1,038.5	-	204.6	-	660.1	-

	3,937.8	-	5,044.9	-	3,548.1	-	5,314.6	-	4,093.4	-	6,103.4	-

Nonconsolidated entitites
Brazil	-	-	-	-	-	-	-	-	-	-	-	-

South America (1)	17.8	-	30.6	-	21.6	-	28.4	-	26.7	-	23.7	-
North America	-	-	-	-	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-	-	-	-	-

Total International	17.8	-	30.6	-	21.6	-	28.4	-	26.7	-	23.7	-

	17.8	-	30.6	-	21.6	-	28.4	-	26.7	-	23.7	-

Total consolidated and
nonconsolidated entities	3,955.6	-	5,075.5	-	3,569.7	-	5,343.0	-	4,120.1	-	6,126.1	-

(1) Includes reserves of 27.8 million barrels of oil and 291.0 billions of cubic feet of gas in 2009 (48.7 million barrels of oil and 429.2 billions of cubic feet of gas in 2008; and 110.0 million barrels of oil and 533.0 billions of cubic feet of gas in 2007) attributable to 32.76% minority interest in Petrobras Argentina, which is consolidated by Petrobras.

(v) Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein

The standardized measure of discounted future net cash flows, related to the above proved oil and gas reserves, is calculated in accordance with the requirements of Codification Topic 932 – Extractive Activities – Oil and Gas. Estimated future cash inflows from production in Brazil and International segments are computed by applying the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions based upon the Company’s internal pricing methodology for oil and gas to year-end quantities of estimated net proved reserves. Future price changes are limited to those provided by contractual arrangements in existence at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indicators, assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates. These rates reflect allowable deductions and are applied to estimated future pre-tax net cash flows, less the tax basis of related assets. Discounted future net cash flows are calculated using 10% midperiod discount factors. This discounting requires a year-by-year estimate of when the future expenditures will be incurred and when the reserves will be produced.

(v) Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein (Continued)

The arbitrary valuation prescribed under Codification Topic 932 – Extractive Activities – Oil and Gas requires assumptions as to the timing and amount of future development and production costs. The calculations are made as of December 31 each year and should not be relied upon as an indication of Petrobras’ future cash flows or the value of its oil and gas reserves.

									Equity Method
	Consolidated Entities								Investees

	Brazil	South America		North America	Africa	Others	International	Total	Total

At December 31, 2009
Future cash inflows	528,703	19,815		640	7,319	-	27,774	556,477	2,737
Future production costs	(298,287)	(5,833)		(170)	(2,010)	-	(8,013)	(306,300)	(1,337)
Future development costs	-	(2,262)		(217)	(2,248)	-	(4,727)	(4,727)	(121)
Future income tax expenses	(80,342)	(6,354)		-	(290)	-	(6,644)	(86,986)	(501)

Undiscounted future net cash flows	150,074	5,366		253	2,771	-	8,390	158,464	778

10 percent midyear annual discount for timing of estimated cash flows	(73,740)	(2,165)		(96)	(742)	-	(3,003)	(76,743)	(310)

Standardized measure of discounted future net cash flows	76,334	3,201	(*)	157	2,029	-	5,387	81,721	467

At December 31, 2008
Future cash inflows	298,408	21,793		1,468	3,088	-	26,349	324,757	-
Future production costs	(163,427)	(5,236)		(588)	(1,212)	-	(7,036)	(170,463)	-
Future development costs	(41,063)	(2,276)		(327)	(593)	-	(3,196)	(44,259)	-
Future income tax expenses	(33,679)	(9,021)		-	(2)	-	(9,023)	(42,702)	-

Undiscounted future net cash flows	60,239	5,260		553	1,281	-	7,094	67,333	-

10 percent midyear annual discount for timing of estimated cash flows	(22,772)	(2,087)		(266)	(187)	-	(2,540)	(25,312)	-

Standardized measure of discounted future net cash flows	37,467	3,174	(*)	286	1,095	-	4,555	42,022	240

At December 31, 2007
Future cash inflows	797,689	24,499		3,768	7,717	-	35,984	833,673	-
Future production costs	(273,130)	(7,165)		(399)	(999)	-	(8,563)	(281,693)	-
Future development costs	(35,697)	(2,029)		(355)	(881)	-	(3,265)	(38,962)	-
Future income tax expenses	(167,865)	(7,077)		(911)	(1,695)	-	(9,683)	(177,548)	-

Undiscounted future net cash flows	320,997	8,228		2,103	4,142	-	14,473	335,470	-

10 percent midyear annual discount for timing of estimated cash flows	(151,144)	(3,320)		(1,237)	(777)	-	(5,334)	(156,478)	-

Standardized measure of discounted future net cash flows	169,853	4,912	(*)	865	3,361	-	9,139	178,992	792

(*) Includes US$370 in 2009 (US$937 in 2008 and US$1,462 in 2007) attributable to 32.76% minority interest in Petrobras Argentina, which is consolidated by Petrobras.

(v) Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein (Continued)

								Equity Method
	Consolidated Entities							Investees

	Brazil	South America	North America	Africa	Others	International	Total	Total

Balance at January 1, 2009	37,466	3,172	287	1,095	-	4,554	42,020	240

Sales and transfers of oil and gas, net of production cost	(22,529)	(1,062)	(32)	(581)	-	(1,675)	(24,204)	(84)
Development cost incurred	13,513	319	571	307	-	1,197	14,710	74
Net change due to extensions, discoveries and improved less related costs	1,643	110	-	1,242	-	1,352	2,995	(45)
Revisions of previous quantity estimates	23,490	(308)	(366)	32	-	(642)	22,848	(80)
Net change in prices, transfer prices and in production costs	44,892	(1,087)	(476)	1,717	-	154	45,046	513
Changes in estimated future development costs	(5,971)	(293)	65	(1,267)	-	(1,495)	(7,466)	(79)
Accretion of discount	3,747	407	16	114	-	537	4,284	40
Net change in income taxes	(19,917)	1,652	-	(238)	-	1,414	(18,503)	(144)
Timing	-	318	38	-	-	356	356	-
Other - unspecified	-	(25)	54	(393)	-	(364)	(364)	32

Balance at December 31, 2009	76,334	3,203	157	2,028	-	5,388	81,722	467

(v) Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein (Continued)

								Equity Method
	Consolidated Entities							Investees

	Brazil	South America	North America	Africa	Others	International	Total	Total

Balance at January 1, 2008	169,853	4,909	865	3,364	-	9,138	178,991	792

Sales and transfers of oil and gas, net of production cost	(36,982)	(1,630)	(97)	(59)	-	(1,786)	(38,768)	-
Development cost incurred	11,744	557	288	549	194	1,588	13,332	-
Net change due to purchases and sales of reserves	-	201	-	-	-	201	201	-
Net change due to extensions, discoveries and improved less relate	1,018	69	-	(19)	-	50	1,068	-
Revisions of previous quantity estimates	634	1,232	(155)	440	-	1,517	2,151	-
Net change in prices, transfer prices and in production costs	(188,780)	(1,355)	(1,075)	(4,018)	(194)	(6,642)	(195,422)	-
Changes in estimated future development costs	(8,576)	(733)	(132)	(162)	-	(1,027)	(9,603)	-
Accretion of discount	16,985	668	122	340	-	1,130	18,115	-
Net change in income taxes	71,571	(449)	356	1,380	-	1,287	72,858	-
Timing	-	(208)	74	(410)	-	(544)	(544)	-
Other - unspecified	-	(87)	40	(310)	-	(357)	(357)	-

Balance at December 31, 2008	37,467	3,174	286	1,095	-	4,555	42,022	240

(v) Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein (Continued)

								Equity Method
	Consolidated Entities							Investees

	Brazil	South America	North America	Africa	Others	International	Total	Total

Balance at January 1, 2007	93,887	4,015	738	915	-	5,668	99,555	-

						-	-
Sales and transfers of oil and gas, net of production cost	(26,780)	(1,407)	(190)	(45)	-	(1,642)	(28,422)	-
Development cost incurred	7,928	579	325	228	-	1,132	9,060	-
Net change due to purchases and sales of reserves	-	(1)	-	-	-	(1)	(1)	-
Net change due to extensions, discoveries and improved less relate	3,995	273	-	1,629	-	1,902	5,897	-
Revisions of previous quantity estimates	15,356	1,072	(189)	(207)	-	676	16,032	-
Net change in prices, transfer prices and in production costs	113,403	886	234	1,538	-	2,658	116,061	-
Changes in estimated future development costs	(6,524)	(618)	(118)	(130)	-	(866)	(7,390)	-
Accretion of discount	9,389	659	105	103	-	867	10,256	-
Net change in income taxes	(40,801)	(546)	(40)	(670)	-	(1,256)	(42,057)	-

Balance at December 31, 2007	169,853	4,912	865	3,361	-	9,139	178,992	792

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2010

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.